As filed with the U.S. Securities and Exchange Commission on July 29, 2011

1933 Act File No. 333-166840

1940 Act File No. 811-05120

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.

Post-Effective Amendment No. 4	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 21	☒

Nuveen Municipal Value Fund, Inc.

(Exact name of Registrant as Specified in Charter)

333 West Wacker Drive, Chicago, Illinois 60606

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(Registrant’s Telephone Number, including Area Code): (800) 257-8787

Kevin J. McCarthy

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies to:

Monica L. Parry

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box)

☐	When declared effective pursuant to section 8(c)

☒	Immediately upon filing pursuant to no-action relief granted to Registrant on November 9, 2010.

PROSPECTUS

19.6 Million Shares

Nuveen Municipal Value Fund, Inc.

Common Stock

Nuveen Municipal Value Fund, Inc. (the “Fund”) is a diversified, closed-end management investment company. The Fund’s primary investment objective is current income exempt from federal income tax. The Fund’s secondary objective is the enhancement of portfolio value through selection of tax-exempt bonds and municipal market sectors. The Fund seeks to achieve its investment objectives by investing in a portfolio of municipal securities, a significant portion of which Nuveen Asset Management, LLC (“Nuveen Asset Management”), the Fund’s investment sub-adviser, believes are underrated and undervalued, based upon its bottom-up, research-driven investment strategy. Nuveen Asset Management believes its value oriented strategy offers the opportunity to construct a well diversified portfolio of municipal securities that has the potential to outperform major municipal market benchmarks over the longer term. Under normal circumstances, the Fund will invest at least 80% of its net assets in municipal securities:

•	the income from which is exempt from regular federal income tax; and

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that, at the time of investment, are investment grade quality. A security is considered investment grade quality if it is rated within the four highest grades (BBB or Baa or better) by at least one of the nationally recognized statistical rating organizations that rate such security (even if rated lower by another), or is unrated but judged by Nuveen Asset Management to be of comparable quality.

The Fund cannot assure you that it will achieve its investment objectives.

Investing in the Fund’s common stock involves certain risks that are described in the “Risk Factors” and “How the Fund Manages Risks” sections of this Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this Prospectus, which contains important information about the Fund, before deciding whether to invest and retain it for future reference. A Statement of Additional Information (“SAI”), dated July 29, 2011, containing additional information about the Fund, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus. You may request a free copy of the SAI, the table of contents of which is on the last page of this Prospectus, annual and semi-annual reports to shareholders and other information about the Fund, and make shareholder inquiries by calling (800) 257-8787, by writing to the Fund or from the Fund’s website (http://www.nuveen.com). The information contained in, or that can be accessed through, the Fund’s website is not part of this Prospectus. You also may obtain a copy of the SAI (and other information regarding the Fund) from the Securities and Exchange Commission’s (“SEC”) web site (http://www.sec.gov).

Shares of the Fund’s common stock do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other governmental agency.

Portfolio Contents.    Under normal circumstances, the Fund will invest at least 80% of its net assets in municipal securities, the income from which is exempt from regular federal income tax. Under normal circumstances, the Fund will invest at least 80% of its net assets in municipal securities that at the time of investment are investment grade quality. A security is considered investment grade quality if it is rated within the four highest letter grades by at least one of the nationally recognized statistical rating organizations (“NRSROs”) that rate such security (even if rated lower by another), or if it is unrated by any NRSRO but judged to be of comparable quality by Nuveen Asset Management. The Fund may invest up to 20% of its net assets in municipal securities that at the time of investment are rated below investment grade quality or that are unrated by any NRSRO but judged to be of comparable quality by Nuveen Asset Management. The Fund may invest up to 10% of its net assets in municipal securities rated below B-/B3 or that are unrated by any NRSRO but judged to be of comparable quality by Nuveen Asset Management. Municipal securities of below investment grade quality are regarded as having predominately speculative characteristics with respect to capacity to pay interest and repay principal, and are commonly referred to as junk bonds. The Fund may invest up to approximately 15% of its managed assets in inverse floating rate securities. The Fund cannot assure you that it will achieve its investment objectives.

No Preferred Shares.    Unless otherwise approved by shareholders, the Fund will not leverage its capital structure by issuing senior securities such as preferred shares or debt instruments. However, the Fund may borrow for temporary, emergency or other purposes as permitted by the Investment Company Act of 1940, as amended, and invest in certain instruments, including inverse floating rate securities, that have the economic effect of financial leverage.

Adviser and Sub-adviser.    Nuveen Fund Advisors, Inc. (formerly known as Nuveen Asset Management), the Fund’s investment adviser, is responsible for determining the Fund’s overall investment strategies and their implementation. Nuveen Asset Management, LLC is the Fund’s investment sub-adviser and oversees the day-to-day operations of the Fund.

Shares of common stock will not be sold at a price less than current net asset value per share plus the per share amount of the commission to be paid to Nuveen. The Fund and Nuveen will suspend the sale of shares of common stock if the per share price of the shares is less than the minimum price. The Fund currently intends to distribute the shares offered pursuant to this Prospectus primarily through at-the-market transactions, although from time to time it may also distribute shares through an underwriting syndicate or a privately negotiated transaction. To the extent shares are distributed other than through at-the-market transactions, the Fund will file a supplement to this Prospectus describing such transaction. For information on how common stock may be sold, see the “Plan of Distribution” section of this Prospectus.

The common stock is listed on the New York Stock Exchange. The trading or “ticker” symbol of the common stock of the Fund is “NUV.”

As of July 29, 2011, the Fund has sold in this offering an aggregate of 208,955 shares of common stock, representing net proceeds to the Fund of $1,880,763, after payment of commissions on $19,047 in the aggregate.

The date of this Prospectus is July 29, 2011

You should rely only on the information contained or incorporated by reference into this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus. The Fund will update this Prospectus to reflect any material changes to the disclosures herein.

PROSPECTUS SUMMARY

This is only a summary. You should review the more detailed information contained elsewhere in this Prospectus and in the SAI.

The Fund	Nuveen Municipal Value Fund, Inc. (the “Fund”) is a diversified, closed-end management investment company. See “The Fund.” The Fund’s common stock, $.01 par value (“Common Stock”), is traded on the New York Stock Exchange (“NYSE”) under the symbol “NUV.” See “Description of Shares.” As of June 30, 2011, the Fund had 198,347,437 shares of Common Stock outstanding and net assets applicable to Common Stock of $1,877,687,150.

Investment Objectives and Policies	The Fund’s primary investment objective is current income exempt from federal income tax. The Fund’s secondary objective is the enhancement of portfolio value through selection of tax-exempt bonds and municipal market sectors. The Fund cannot assure you that it will achieve its investment objectives.

The Fund seeks to achieve its investment objectives by investing in a portfolio of municipal securities, a significant portion of which Nuveen Asset Management (defined below under “Sub-adviser”) believes are underrated and undervalued, based upon its bottom-up, research-driven investment strategy. Underrated municipal securities are those whose ratings do not, in Nuveen Asset Management’s opinion, reflect their true creditworthiness. Undervalued municipal securities are securities that, in Nuveen Asset Management’s opinion, are worth more than the value assigned to them in the marketplace. Nuveen Asset Management believes its value oriented strategy offers the opportunity to construct a well diversified portfolio of municipal securities that has the potential to outperform major municipal market benchmarks over the longer term. A municipal security’s market value generally will depend upon its form, maturity, call features, and interest rate, as well as the issuer’s credit quality or credit rating, all such factors examined in the context of the municipal securities market and interest rate levels and trends.

Under normal circumstances and as a fundamental policy, the Fund will invest at least 80% of its net assets in municipal securities, the income from which is exempt from regular federal income tax. See “The Fund’s Investments” for additional information on the types of securities in which the Fund may invest.

The Fund may invest in various municipal securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and other related securities and derivative instruments creating exposure to municipal securities that provide for the payment of interest income that is exempt from regular federal income tax (collectively, “municipal securities”). See “The Fund’s Investments—Municipal Securities” for additional information on the types of municipal securities in which the Fund may invest. Municipal securities are often issued by state and local governmental entities to finance or refinance public projects, such as roads, schools, and water supply systems. Municipal securities also may be issued on behalf of private entities or for private activities, such as housing, medical and educational facility construction, or for privately

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owned transportation, electric utility and pollution control projects. Municipal securities may be issued on a long-term basis to provide long-term financing. The repayment of such debt may be secured generally by a pledge of the full faith and credit taxing power of the issuer, a limited or special tax, or any other revenue source, including project revenues, which may include tolls, fees and other user charges, lease payments, and mortgage payments. Municipal securities also may be issued to finance projects on a short-term interim basis, anticipating repayment with the proceeds of the later issuance of long-term debt. The Fund may purchase municipal securities in the form of bonds, notes, leases or certificates of participation; structured as callable or non-callable; with payment forms that include fixed coupon, variable rate, zero coupon, capital appreciation bonds, tender option bonds, and residual interest bonds or inverse floating rate securities. Such municipal securities also may be acquired through investments in pooled vehicles, partnerships, or other investment companies. The Fund may invest up to approximately 15% of its managed assets in inverse floating rate securities.

The Fund also may invest in certain derivative instruments in pursuit of its investment objectives. Such instruments include financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts, or other derivative instruments. Nuveen Asset Management may use derivative instruments to seek to enhance return, to hedge some of the risk of the Fund’s investments in municipal securities or as a substitute for a position in the underlying asset. These types of strategies may generate taxable income. See “The Fund’s Investments—Municipal Securities—Derivatives.”

Under normal circumstances:

•

The Fund will invest at least 80% of its net assets in investment grade quality municipal securities. Investment grade quality securities are those that are, at the time of investment, either (i) rated by one of the nationally recognized statistical rating organizations (“NRSROs”) that rate such securities within the four highest letter grades (including BBB or Baa or better by Standard & Poor’s Corporation Ratings Group, a division of The McGraw-Hill Companies (“S&P”), Moody’s Investors Services, Inc. (“Moody’s”) or Fitch Ratings, Inc. (“Fitch”)), or (ii) unrated by any NRSRO but judged to be of comparable quality by Nuveen Asset Management. Investment grade securities may include securities that, at the time of investment, are rated below investment grade by S&P, Moody’s or Fitch, so long as at least one NRSRO rates such securities within the four highest grades (such securities are commonly referred to as split-rated securities). The Fund estimates that, upon completing its invest-up, the average credit quality of its investments will be A+.

•

The Fund may invest up to 20% of its net assets in municipal securities that at the time of investment are rated below investment grade or are unrated by any NRSRO but judged to be of comparable quality by Nuveen Asset Management. The Fund may invest up to 10% of its net assets in municipal securities rated below B-/B3 or that are unrated by any NRSRO but judged to be of comparable quality by Nuveen Asset Management. This means that the Fund

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may invest up to 10% of its net assets in municipal securities, the issuer of which is having financial difficulties, such as being in default on its obligations to pay principal or interest thereon when due or that is involved in bankruptcy or insolvency proceedings (such securities are commonly referred to as distressed securities). Municipal securities of below investment grade quality are regarded as having predominately speculative characteristics with respect to capacity to pay interest and repay principal, and are commonly referred to as junk bonds.

•

As a fundamental policy, the Fund will not leverage its capital structure by issuing senior securities such as preferred shares or debt instruments. However, the Fund may borrow for temporary, emergency or other purposes as permitted by the Investment Company Act of 1940, as amended, (the “1940 Act”) and invest in certain instruments, including inverse floating rate securities, that have the economic effect of financial leverage.

•	The Fund will not invest more than 15% of its net assets in residual interest bonds or inverse floating rate securities.

•

The Fund may invest up to 15% of its net assets in municipal securities that, at the time of investment, are illiquid (i.e., securities that are not readily marketable). See “Risk Factors—Illiquid Securities Risk.”

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The Fund will generally invest in municipal securities with intermediate or long-term maturities. The weighted average maturity of securities held by the Fund may be shortened or lengthened, depending on market conditions and on an assessment by the Fund’s portfolio manager of which segments of the municipal securities market offer the most favorable relative investment values and opportunities for tax-exempt income and total return.

•	The Fund will not invest more than 25% of its net assets in municipal securities in any one industry or in any one state of origin.

•	The Fund will not invest more than 10% of its net assets in “tobacco settlement bonds.”

During temporary defensive periods or in order to keep the Fund’s cash fully invested, including during the period when the net proceeds of the offering of Common Stock are being invested, the Fund may deviate from its investment policies and objectives. During such periods, the Fund may invest up to 100% of its net assets in short-term investments, including high quality, short-term securities that may be either tax-exempt or taxable. The Fund intends to invest in taxable short-term investments only in the event that suitable tax-exempt short-term investments are not available at reasonable prices and yields. Investment in taxable short-term investments would result in a portion of your dividends being subject to regular federal income tax. Such transactions will be used solely to reduce risk. There can be no assurance that such strategies will be successful. For a more complete discussion of the Fund’s portfolio composition, see “The Fund’s Investments.”

See “The Fund’s Investments” and “Risk Factors.”

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Investment Adviser	Nuveen Fund Advisors, Inc. (“NFA”), the Fund’s investment adviser, is responsible for determining the Fund’s overall strategy and its implementation. See “Management of the Fund—Investment Adviser, Sub-Adviser and Portfolio Manager.”

Sub-adviser	Nuveen Asset Management, LLC (“Nuveen Asset Management”) serves as the Fund’s sub-adviser and is a wholly-owned subsidiary of NFA. Nuveen Asset Management is a registered investment adviser. Nuveen Asset Management oversees the day-to-day operations of the Fund.

Nuveen Securities, LLC (“Nuveen”), a registered broker-dealer affiliate of NFA and Nuveen Asset Management that is involved in the offering of the Fund’s Common Stock, has received notice of certain charges that may be brought against it by the Financial Industry Regulatory Authority (“FINRA”) in connection with the marketing of preferred shares. See “Plan of Distribution-Distribution Through At-the-Market Transactions.”

Legal Proceedings	Certain Nuveen leveraged closed-end funds (not including the Fund) were named as nominal defendants in putative shareholder derivative action complaints filed in the Circuit Court of Cook County, Illinois, Chancery Division (the “Complaints”). The Complaints, filed on behalf of purported holders of the funds’ common shares, also name NFA as a defendant, together with current and former officers and a trustee of each of the funds (together with the nominal defendants, collectively, the “Defendants”). The Complaints allege that the Defendants breached their fiduciary duties by favoring the interests of holders of each fund’s ARPS over those of its common shareholders in connection with each fund’s ARPS refinancing and/or redemption activities. See “Legal Proceedings.”

Use of Leverage	Financial leverage is created as a result of the Fund’s investments in residual interest certificates of tender option bond trusts, also called inverse floating rate securities, because the Fund’s investment exposure to the underlying bonds held by the trust have been effectively financed by the trust’s issuance of floating rate certificates. See “The Fund’s Investments—Municipal Securities—Inverse Floating Rate Securities” and “Risk Factors—Inverse Floating Rate Securities Risk.”

Leverage involves special risks. See “Risk Factors—Inverse Floating Rate Securities Risk.” There is no assurance that the Fund’s leveraging strategy will be successful. The Fund will seek to invest the proceeds of any future financial leverage in a manner consistent with the Fund’s investment objectives and policies. See “Use of Leverage.”

Offering Methods	The Fund may offer shares using one or more of the following methods: (i) at-the-market transactions conducted through Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”) which has entered into an Equity Distribution Agreement (“Selected Dealer Agreement”) with Nuveen, one of the Fund’s underwriters; (ii) through an underwriting syndicate; and (iii) through privately negotiated transactions between the Fund and specific investors. See “Plan of Distribution.”

Distribution Through At-the-Market Transactions.    The Fund from time to time may offer its Common Stock through Stifel Nicolaus, which has entered into the Selected Dealer Agreement with Nuveen pursuant to which Stifel Nicolaus will be acting as Nuveen’s exclusive sub-placement agent with respect to at-the-market offerings of the Common Stock. Shares of

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Common Stock will only be sold on such days as shall be agreed to by the Fund, Nuveen and Stifel Nicolaus. Shares of Common Stock will be sold at market prices, which shall be determined with reference to trades on the NYSE, subject to a minimum price to be established each day by the Fund. The minimum price on any day will not be less than the current net asset value per share plus the per share amount of the commission to be paid to Nuveen. The Fund and Nuveen will suspend the sale of Common Stock if the per share price of the shares is less than the minimum price.

The Fund will compensate Nuveen with respect to sales of the Common Stock at a commission rate of up to 1% of the gross proceeds of the sale of Common Stock. Nuveen will compensate Stifel Nicolaus at a fixed rate of .8% of the gross proceeds of the sale of Common Stock sold by Stifel Nicolaus. Settlements of Common Stock sales will occur on the third business day following the date of sale.

In connection with the sale of the Common Stock on behalf of the Fund, Nuveen may be deemed to be an underwriter within the meaning of the Securities Act of 1933 (the “1933 Act”), and the compensation of Nuveen may be deemed to be underwriting commissions or discounts. Unless otherwise indicated in a further Prospectus supplement, each of Nuveen and Stifel Nicolaus will act on a reasonable efforts basis.

The offering of Common Stock will be made pursuant to the Selected Dealer Agreement among the Fund, Nuveen and Stifel Nicolaus, which will terminate upon the earlier of (i) the sale of all Shares subject thereto or (ii) termination of the Selected Dealer Agreement. Each of Nuveen and Stifel Nicolaus shall have the right to terminate the Selected Dealer Agreement in its discretion at any time. See “Plan of Distribution—Distribution Through At-the-Market Transactions.”

The Fund currently intends to distribute the shares offered pursuant to this Prospectus primarily through at-the-market transactions, although from time to time it may also distribute shares through an underwriting syndicate or a privately negotiated transaction. To the extent shares are distributed other than through at-the-market transactions, the Fund will file a supplement to this Prospectus describing such transactions.

Distribution Through Underwriting Syndicates. The Fund from time to time may issue additional shares of Common Stock through a syndicated secondary offering. In order to limit the impact on the market price of the Fund’s Common Stock, Underwriters will market and price the offering on an expedited basis (e.g., overnight or similarly abbreviated offering period). The Fund will launch a syndicated offering on a day, and upon terms, mutually agreed upon between the Fund, Nuveen and the underwriting syndicate.

The Fund will offer its shares at a price equal to a specified discount of up to 2% from the closing market price of the Fund’s Common Stock on the day prior to the offering date. The applicable discount will be negotiated by the Fund and Nuveen in consultation with the underwriting syndicate on a transaction-by-transaction basis. The Fund will compensate the underwriting syndicate out of the proceeds of the offering based upon a sales load of up to 4% of the gross proceeds of the sale of Common Stock. The minimum net proceeds per share to the Fund will not be less than the greater of (i) the Fund’s latest net asset value per share of Common Stock

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or (ii) 94% of the closing market price of the Fund’s Common Stock on the day prior to the offering date. See “Plan of Distribution—Distribution Through Underwriting Syndicates.”

Distribution Through Privately Negotiated Transactions. The Fund, through Nuveen, from time to time may sell directly to, and solicit offers from, institutional and other sophisticated investors, who may be deemed to be underwriters as defined in the 1933 Act for any resale of Common Stock. No sales commissions or other compensation will be paid to Nuveen or any other FINRA member in connection with such transactions.

The terms of such privately negotiated transactions will be subject to the discretion of the management of the Fund. In determining whether to sell Common Stock through a privately negotiated transaction, the Fund will consider relevant factors including, but not limited to, the attractiveness of obtaining additional funds through the sale of Common Stock, the purchase price to apply to any such sale of Common Stock and the investor seeking to purchase the Common Stock.

Common Stock issued by the Fund through privately negotiated transactions will be issued at a price equal to the greater of (i) the net asset value per share of Common Stock of the Fund’s Common Stock or (ii) at a discount ranging from 0% to 5% of the average daily closing market price of the Fund’s Common Stock at the close of business on the two business days preceding the date upon which shares of Common Stock are sold pursuant to the privately negotiated transaction. The applicable discount will be determined by the Fund on a transaction-by-transaction basis. See “Plan of Distribution—Distribution Through Privately Negotiated Transactions.”

Special Risk Considerations	Investment in the Fund involves special risk considerations, which are summarized below. The Fund is designed as a long-term investment and not as a trading vehicle. The Fund is not intended to be a complete investment program. See “Risk Factors” for a more complete discussion of the special risk considerations of an investment in the Fund.

Investment and Market Risk. An investment in the Fund’s Common Stock is subject to investment risk, including the possible loss of the entire principal amount that you invest. Your investment in Common Stock represents an indirect investment in the municipal securities owned by the Fund, which generally trade in the over-the-counter markets. Your Common Stock at any point in time may be worth less than your original investment, even after taking into account the reinvestment of Fund dividends and distributions. See “Risk Factors—Investment and Market Risk”

Current Economic Conditions—Credit Crisis Liquidity and Volatility Risk.    The markets for credit instruments, including municipal securities, have experienced periods of extreme illiquidity and volatility since the latter half of 2007. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of debt securities, including municipal securities, and significant and rapid value declines in certain instances. These conditions resulted, and in many cases continue to result in, greater price volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid

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and of uncertain value. These market conditions may make valuation of some of the Fund’s municipal securities uncertain and/or result in sudden and significant value declines in its holdings. In addition, illiquidity and volatility in the credit markets may directly and adversely affect the setting of dividend rates on the Common Stock.

In response to the current national economic downturn, governmental cost burdens may be reallocated among federal, state and local governments. Also, as a result of the downturn, many state and local governments are experiencing significant reductions in revenues and consequently difficulties meeting ongoing expenses. As a result, certain of those state and local governments may have difficulty paying principal or interest on their outstanding debt and may experience ratings downgrades of their debt. In addition, laws enacted in the future by Congress or state legislatures or referenda could extend the time for payment of principal and/or interest, or impose other constraints on enforcement of such obligations, or on the ability of municipalities to levy taxes. Issuers of municipal securities might seek protection under the bankruptcy laws.

See “Risk Factors—Current Economic Conditions—Credit Crisis Liquidity and Volatility Risk” and “Risk Factors—Municipal Securities Market Risk.”

Market Discount from Net Asset Value. Shares of closed-end investment companies like the Fund have during some periods traded at prices higher than net asset value and have during other periods traded at prices lower than net asset value. The Fund cannot predict whether shares of Common Stock will trade at, above or below net asset value. This characteristic is a risk separate and distinct from the risk that the Fund’s net asset value could decrease as a result of investment activities. Investors bear a risk of loss to the extent that the price at which they sell their shares is lower in relation to the Fund’s net asset value than at the time of purchase, assuming a stable net asset value. Proceeds from the sale of Common Stock in this offering will be reduced by shareholder transaction costs (if applicable, which vary depending on the offering method used). Depending on the premium of the shares of Common Stock at the time of any offering of Common Stock hereunder, the Fund’s net asset value may be reduced by an amount up to the offering costs borne by the Fund (estimated to be an additional .15% of the offering price assuming a Common Stock share offering price of $9.05 (the Fund’s closing price on the NYSE on January 31, 2011)). The net asset value per share of Common Stock also will be reduced by costs associated with any future issuances of common stock. The Common Stock is designed primarily for long-term investors, and you should not view the Fund as a vehicle for trading purposes. See “Risk Factors—Market Discount from Net Asset Value.”

Credit and Below Investment Grade Risk.    Credit risk is the risk that one or more municipal securities in the Fund’s portfolio will decline in price, or the issuer thereof will fail to pay interest or principal when due, because the issuer experiences a decline in its financial status. Credit risk is increased when a portfolio security is downgraded or the perceived creditworthiness of the issuer deteriorates. The Fund may invest up to 50% (measured at the time of investment) of its managed assets in municipal securities that are rated below investment grade or that are unrated but judged to be of comparable quality by Nuveen Asset Management; provided, that no more than 10% of

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the Fund’s managed assets may be invested in municipal securities rated below B-/B3 or that are unrated but judged to be of comparable quality by Nuveen Asset Management. If a municipal security satisfies the rating requirements described above at the time of investment and is subsequently downgraded below that rating, the Fund will not be required to dispose of the security. If a downgrade occurs, Nuveen Asset Management will consider what action, including the sale of the security, is in the best interests of the Fund and its shareholders. This means that the Fund may invest in municipal securities that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition (such securities are commonly referred to as distressed securities). Municipal securities of below investment grade quality are predominately speculative with respect to the issuer’s capacity to pay interest and repay principal when due, and are susceptible to default or decline in market value due to adverse economic and business developments. Also, to the extent that the rating assigned to a municipal security in the Fund’s portfolio is downgraded by any NRSRO, the market price and liquidity of such security may be adversely affected. The market values for municipal securities of below investment grade quality tend to be volatile, and these securities are less liquid than investment grade municipal securities. For these reasons, an investment in the Fund compared with a portfolio consisting solely of investment grade securities, may experience the following:

•	increased price sensitivity resulting from changing interest rates and/or a deteriorating economic environment;

•	greater risk of loss due to default or declining credit quality;

•	adverse issuer specific events that are more likely to render the issuer unable to make interest and/or principal payments; and

•

the possibility that a negative perception of the below investment grade market develops, resulting in the price and liquidity of below investment grade securities becoming depressed, and this negative perception could last for a significant period of time.

See “Risk Factors—Credit and Below Investment Grade Risk.”

Interest Rate Risk.    Generally, when market interest rates rise, bond prices fall, and vice versa. Interest rate risk is the risk that the municipal securities in the Fund’s portfolio will decline in value because of increases in market interest rates. As interest rates decline, issuers of municipal securities may prepay principal earlier than scheduled, forcing the Fund to reinvest in lower-yielding securities and potentially reducing the Fund’s income. As interest rates increase, slower than expected principal payments may extend the average life of securities, potentially locking in a below-market interest rate and reducing the Fund’s value. In typical market interest rate environments, the prices of longer-term municipal securities generally fluctuate more than prices of shorter-term municipal securities as interest rates change. Because the Fund will invest primarily in long-term municipal securities, the Common Stock net asset value and market price per share will fluctuate more in response to changes in market interest rates than if the Fund invested primarily in shorter-term municipal securities. Because the values of lower-rated and comparable unrated debt securities are affected both by credit risk and interest rate risk, the price movements of

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such lower grade securities in response to changes in interest rates typically have not been highly correlated to the fluctuations of the prices of investment grade quality securities in response to changes in market interest rates. The Fund’s use of leverage, as described herein, will tend to increase Common Stock interest rate risk. See “Risk Factors—Interest Rate Risk.”

Municipal Securities Market Risk. The amount of public information available about the municipal securities in the Fund’s portfolio is generally less than that for corporate equities or bonds, and the investment performance of the Fund may therefore be more dependent on the analytical abilities of Nuveen Asset Management than if the Fund were a stock fund or taxable bond fund. The secondary market for municipal securities, particularly the below investment grade bonds in which the Fund may invest, also tends to be less well-developed or liquid than many other securities markets, which may adversely affect the Fund’s ability to sell its bonds at attractive prices. See “Risk Factors—Municipal Securities Market Risk” and “Risks—Special Risks Related to Certain Municipal Obligations.”

Reinvestment Risk. Reinvestment risk is the risk that income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called bonds at market interest rates that are below the portfolio’s current earnings rate. A decline in income could affect the Common Stock’s share market price or your overall returns. See “Risks—Reinvestment Risk.”

Tax Risk. To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, among other things, the Fund must derive in each taxable year at least 90% of its income from certain prescribed sources and satisfy a diversification test on a quarterly basis. If the Fund fails to satisfy the qualifying income or diversification requirements in any taxable year, the Fund may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. Additionally, relief is provided for certain de minimis failures of the diversification requirements where the Fund corrects the failure within a specified period. If these relief provisions are not available to the Fund for any year in which it fails to qualify as a RIC for any year, all of its taxable income (including its net capital gain) would be subject to tax at regular corporate rates without any deduction for distributions to stockholders, and such distributions would be taxable as ordinary dividends to the extent of the Fund’s current and accumulated earnings and profits.

The value of the Fund’s investments and its net asset value may be adversely affected by changes in tax rates and policies. Because interest income from municipal securities is normally not subject to regular federal income taxation, the attractiveness of municipal securities in relation to other investment alternatives is affected by changes in federal income tax rates or changes in the tax-exempt status of interest income from municipal securities. Any proposed or actual changes in such rates or exempt status, therefore, can significantly affect the demand for and supply, liquidity and marketability of municipal securities. This could in turn affect the Fund’s net asset value and ability to acquire and dispose of municipal securities at

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desirable yield and price levels. Additionally, the Fund is not a suitable investment for individual retirement accounts, for other tax-exempt or tax-deferred accounts or for investors who are not sensitive to the federal income tax consequences of their investments.

Inverse Floating Rate Securities Risk. The Fund may invest in inverse floating rate securities. Typically, inverse floating rate securities represent beneficial interests in a special purpose trust (sometimes called a “tender option bond trust”) formed by a third party sponsor for the purpose of holding municipal bonds. See “The Fund’s Investments—Municipal Securities—Inverse Floating Rate Securities.” In general, income on inverse floating rate securities will decrease when interest rates increase and increase when interest rates decrease. Investments in inverse floating rate securities may subject the Fund to the risks of reduced or eliminated interest payments and losses of principal. In addition, inverse floating rate securities may increase or decrease in value at a greater rate than the underlying interest rate, which effectively leverages the Fund’s investment. As a result, the market value of such securities generally will be more volatile than that of fixed rate securities.

The Fund’s investment in inverse floating rate securities creates financial leverage that provides an opportunity for increased Common Stock net income and returns, but also creates the risk that Common Stock long-term returns may be reduced if the cost of leverage exceeds the net return on the Fund’s investment portfolio.

Inverse floating rate securities have varying degrees of liquidity based upon the liquidity of the underlying securities deposited in a tender option bond trust. The market price of inverse floating rate securities is more volatile than the underlying securities due to leverage. In circumstances where the Fund has a need for cash and the securities in a tender option bond trust are not actively trading, the Fund may be required to sell its inverse floating rate securities at less than favorable prices, or liquidate other Fund portfolio holdings. Also, the Fund may be required to unwind its tender option bond positions from time to time, which may also require the Fund to sell portfolio securities at time and at prices that are not desirable for the Fund. See “Risk Factors—Inverse Floating Rate Securities Risk.”

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Common Stock and distributions can decline. See “Risk Factors—Inflation Risk.”

Derivatives Risk, Including the Risk of Swaps. The Fund’s use of derivatives involves risks different from, and possibly greater than, the risks associated with investing directly in the investments underlying the derivatives. Whether the Fund’s use of derivatives is successful will depend on, among other things, if Nuveen Asset Management correctly forecasts market values, interest rates and other applicable factors. If Nuveen Asset Management incorrectly forecasts these and other factors, the investment performance of the Fund will be unfavorably affected. In addition, the derivatives market is largely unregulated. It is possible that developments in the derivatives market could adversely affect the Fund’s ability to successfully use derivative instruments.

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The Fund may enter into debt-related derivatives instruments including credit swap default contracts and interest rate swaps. Like most derivative instruments, the use of swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. In addition, the use of swaps requires an understanding by Nuveen Asset Management not only of the referenced asset, rate or index, but also of the swap itself. The tax consequences with respect to certain credit default swap contracts are uncertain. See “Risk Factors—Derivatives Risk, Including the Risk of Swaps,” “Risk Factors—Counterparty Risk,” “Risk Factors—Hedging Risk” and the SAI.

Counterparty Risk. Changes in the credit quality of the companies that serve as the Fund’s counterparties with respect to derivatives, insured municipal securities or other transactions supported by another party’s credit will affect the value of those instruments. Certain entities that have served as counterparties in the markets for these transactions have recently incurred significant financial hardships including bankruptcy and losses as a result of exposure to sub-prime mortgages and other lower quality credit investments that have experienced recent defaults or otherwise suffered extreme credit deterioration. As a result, such hardships have reduced these entities’ capital and called into question their continued ability to perform their obligations under such transactions. By using such derivatives or other transactions, the Fund assumes the risk that its counterparties could experience similar financial hardships. See “Risk Factors—Counterparty Risk.”

Reliance on Investment Adviser and Sub-adviser. The Fund is dependent upon services and resources provided by its investment adviser, NFA, and Sub-adviser, Nuveen Asset Management, and therefore their parent, Nuveen Investments. Nuveen Investments has a substantial amount of indebtedness. Nuveen Investments, through its own business or the financial support of its affiliates, may not be able to generate sufficient cash flow from operations or ensure that future borrowings will be available in an amount sufficient to enable it to pay its indebtedness with scheduled maturities beginning in 2014 or to fund its other liquidity needs. Nuveen Investments’ failure to satisfy the terms of its indebtedness, including covenants therein, may generally have an adverse effect on the financial condition of Nuveen Investments.

Hedging Risk. The Fund’s use of derivatives or other transactions to reduce risks involves costs and will be subject to Nuveen Asset Management’s ability to predict correctly changes in the relationships of such hedge instruments to the Fund’s portfolio holdings or other factors. No assurance can be given that Nuveen Asset Management’s judgment in this respect will be correct. In addition, no assurance can be given that the Fund will enter into hedging or other transactions at times or under circumstances in which it may be advisable to do so. See “Risks—Hedging Risk.”

Anti-Takeover Provisions.    The Fund’s Articles of Incorporation (the “Articles of Incorporation”) and the Fund’s By-laws (the “By-laws”) include provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. These provisions could have the effect of depriving the holders of shares of Common Stock (“Common Stockholders”) of opportunities to sell their

11

shares of Common Stock at a premium over the then current market price of the Common Stock. See “Certain Provisions in the Articles of Incorporation —Anti-Takeover Provisions” and “Risk Factors—Anti-Takeover Provisions.”

In addition, an investment in the Fund’s Common Stock raises other risks, which are more fully disclosed in the “Risk Factors” section of this Prospectus, including: reinvestment risk, sector and industry risk, special risks relating to certain municipal obligations, market disruption risk, impact of offering methods risk, risks relating to certain affiliations, and risks that provisions in the Fund’s Articles of Incorporation could affect the opportunities of Common Stockholders to sell their Common Stock. See “Risk Factors.”

Distributions	The Fund pays monthly cash distributions to Common Stockholders at a level rate (stated in terms of a fixed cents per Common Stock share dividend rate) based on the projected performance of the Fund. The Fund’s ability to maintain a level Common Stock dividend rate will depend on a number of factors. As portfolio and market conditions change, the rate of dividends on the Common Stock and the Fund’s dividend policy could change. Over time, the Fund will distribute all of its net investment income. In addition, the Fund intends to effectively distribute, at least annually, the net capital gain and taxable ordinary income, if any, to Common Stockholders. You may elect to reinvest automatically some or all of your distributions in additional shares of Common Stock under the Fund’s Dividend Reinvestment Plan.

As explained more fully below in “Tax Matters,” at least annually, the Fund may elect to retain rather than distribute all or a portion of any net capital gain (which is the excess of net long-term capital gain over net short-term capital loss) otherwise allocable to Common Stockholders and pay federal income tax on the retained gain. As provided under federal tax law, Common Stockholders of record as of the end of the Fund’s taxable year will include their attributable share of the retained gain in their income for the year as a long-term capital gain, and will be entitled to an income tax credit or refund for the tax deemed paid on their behalf by the Fund. The Fund will treat the retained capital gain amount as a substitute for equivalent cash distributions. See “Distributions” and “Dividend Reinvestment Plan.”

The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time.

Custodian and Transfer Agent	State Street Bank and Trust Company serves as custodian and transfer agent of the Fund’s assets. See “Custodian and Transfer Agent.”

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SUMMARY OF FUND EXPENSES

The purpose of the table below is to help you understand all fees and expenses that you, as a Common Stockholder, would bear directly or indirectly. The table shows the expenses of the Fund as a percentage of the average net assets applicable to Common Stock, and not as a percentage of total assets or managed assets.

Common Stockholder Transaction Expenses (as a percentage of offering price)
Maximum Sales Charge	4.00%
Offering Costs Borne by the Fund(1)	.15%

As a Percentage of Net Assets Attributable to Common Stock(2)
Annual Expenses
Management Fees:
Fund-Level Asset Fees	.12%
Fund-Level Gross Income Fees	.23%
Complex-Level Fees	.18%
Interest and Related Expenses from Inverse Floaters(3)	.01%
Other Expenses	.07%

Total Annual Expenses	.61%

(1)	Assuming a Common Stock share offering price of $9.05 (the Fund’s closing price on the NYSE on January 31, 2011).

(2)	Stated as a percentage of average net assets attributable to shares of Common Stock for the fiscal year ended October 31, 2010.

(3)	Interest expense arises because accounting rules require the Fund to recognize interest attributable to inverse floating rate securities created by selling a fixed-rate bond to a broker-dealer for deposit into the special purpose trust and receiving in turn the residual interest in the trust (“self-deposited inverse floating rate securities”). Because the Fund also recognizes a corresponding amount of interest income (also indirectly), the Fund’s Common Stock share net asset value, net investment income, and total return are not affected by this accounting treatment. The actual Interest and Related Expenses from Inverse Floaters incurred in the future may be higher or lower.

The purpose of the table above is to help you understand all fees and expenses that you, as a Common Stockholder, would bear directly or indirectly. See “Management of the Fund—Investment Adviser.”

Examples

The following examples illustrate the expenses (including the applicable transaction fees, if any, and estimated offering costs of $1.50) that a Common Stockholder would pay on a $1,000 investment that is held for the time periods provided in the table. Each example assumes that all dividends and other distributions are reinvested in the Fund and that the Fund’s Annual Expenses, as provided above, remain the same. The examples also assume a 5% annual return.(1)

Example # 1 (At-the-Market Transaction)

The following example assumes a transaction fee of 1.00%, as a percentage of the offering price.

1 Year	3 Years	5 Years	10 Years
$18	$31	$45	$87

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Example # 2 (Underwriting Syndicate Transaction)

The following example assumes a transaction fee of 4.00%, as a percentage of the offering price.

1 Year	3 Years	5 Years	10 Years
$47	$60	$74	$115

Example # 3 (Privately Negotiated Transaction)

The following example assumes there is no transaction fee.

1 Year	3 Years	5 Years	10 Years
$8	$21	$35	$78

The examples should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown above.

(1)	The examples assume that all dividends and distributions are reinvested at common share net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

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FINANCIAL HIGHLIGHTS

The following Financial Highlights table is intended to help a prospective investor understand the Fund’s financial performance for the periods shown. Certain information reflects financial results for a single share of Common Stock of the Fund. The total returns in the table represent the rate an investor would have earned or lost on an investment in shares of Common Stock of the Fund (assuming reinvestment of all dividends). The information with respect to the fiscal year ended October 31, 2010 has been audited by Ernst & Young LLP, whose report for the fiscal year ended October 31, 2010, along with the financial statements of the Fund including the Financial Highlights for each of the periods indicated therein, are included in the Fund’s 2010 Annual Report. Also included is selected data from the six months ended April 30, 2011, which is unaudited and appears in the Fund’s 2011 Semi-Annual Report. A copy of the 2010 Annual Report and 2011 Semi-Annual Report may be obtained from www.sec.gov or by visiting www.nuveen.com. The information contained in, or that can be accessed through, the Fund’s website is not part of this prospectus. Past results are not indicative of future performance.

The following per share data and ratios have been derived from information provided in the financial statements.

Selected data for a share outstanding throughout each period:

	Year Ended October 31,
	2011(b)		2010	2009	2008	2007	2006	2005
PER SHARE OPERATING PERFORMANCE
Beginning Net Asset Value	$9.82		$9.51	$8.60	$10.12	$10.39	$10.15	$10.11

Investment Operations:
Net Investment Income	0.24		0.49	0.49	0.47	0.46	0.47	0.47
Net Realized/Unrealized Gain (Loss)	(0.62)		0.30	0.89	(1.49)	(0.23)	0.26	0.10

Total	(0.38)		0.79	1.38	(1.02)	0.23	0.73	0.57

Less Distributions:
Net Investment Income	(0.23)		(0.47)	(0.47)	(0.47)	(0.47)	(0.47)	(0.47)
Capital Gains	(0.02)		(0.01)	0.00	(0.03)	(0.03)	(0.02)	(0.06)

Total	(0.25)		(0.48)	(0.47)	(0.50)	(0.50)	(0.49)	(0.53)

Premium from Shares Sold through Shelf Offering	0.00	***	0.00	0.00	0.00	0.00	0.00	0.00

Ending Net Asset Value	$9.19		$9.82	$9.51	$8.60	$10.12	$10.39	$10.15

Ending Market Value	$9.06		$10.02	$9.91	$8.65	$9.49	$10.16	$9.58
Total Returns:
Based on Market Value*	(7.02)%		6.18%	20.68%	(3.93)%	(1.90)%	11.51%	8.25%
Based on Net Asset Value*	(3.78)%		8.44%	16.51%	(10.51)%	2.22%	7.40%	5.73%
RATIOS/SUPPLEMENTAL DATA
Ending Net Assets (000)	$1,823,672		$1,944,094	$1,872,031	$1,684,418	$1,974,535	$2,025,964	$1,979,396
Ratios to Average Net Assets**
Expenses Including Interest(a)	0.66	%****	0.61%	0.66%	0.65%	0.62%	0.59%	0.60%
Expenses Excluding Interest	0.65	%****	0.60%	0.64%	0.61%	0.59%	0.59%	0.60%
Net Investment Income	5.27	%****	5.05%	5.49%	4.86%	4.53%	4.60%	4.64%
Portfolio Turnover Rate	5%		8%	5%	16%	10%	6%	8%

*	Total Return Based on Market Value is the combination of changes in the market price per share and the effect of reinvested dividend income and reinvested capital gains distributions, if any, at the average price paid per share at the time of reinvestment. The last dividend declared in the period, which is typically paid on the first business day of the following month, is assumed to be reinvested at the ending market price. The actual reinvestment for the last dividend declared in the period may take place over several days, and in some instances may not be based on the market price, so the actual reinvestment price may be different from the price used in the calculation. Total returns are not annualized.

Total Return Based on Net Asset Value is the combination of changes in net asset value, reinvested dividend income at net asset value and reinvested capital gains distributions at net asset value, if any. The last dividend declared in the period, which is typically paid on the first business day of the following month, is assumed to be reinvested at the ending net asset value. The actual reinvest price for the last dividend declared in the period may often be based on the Fund’s market price (and not its net asset value), and therefore may be different from the price used in the calculation. Total returns are not annualized.
**	Ratios do not reflect the effect of custodian fee credits earned on the Fund’s net cash on deposit with the custodian bank, where applicable.
***	Rounds to less than $.01 per share.
****	Annualized.
(a)	The expense ratios reflect, among other things, the interest expense deemed to have been paid by the Fund on the floating rate certificates issued by the special purpose trusts for the self-deposited inverse floaters held by the Fund, where applicable, as described in Footnote 1 — General Information and Significant Accounting Policies, Inverse Floating Rate Securities, in the most recent shareholder report.
(b)	For the six months ended April 30, 2011 (Unaudited).

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	Year Ended October 31,
	2004	2003	2002	2001
PER SHARE OPERATING PERFORMANCE
Beginning Net Asset Value	$9.92	$9.98	$10.17	$9.77

Investment Operations:
Net Investment Income	0.48	0.49	0.51	0.51
Net Realized/Unrealized Gain (Loss)	0.26	(0.01)	(0.18)	0.42

Total	0.74	0.48	0.33	0.93

Less Distributions:
Net Investment Income	(0.49)	(0.50)	(0.51)	(0.51)
Capital Gains	(0.06)	(0.04)	(0.01)	(0.02)

Total	(0.55)	(0.54)	(0.52)	(0.53)

Premium from Shares Sold through Shelf Offering	0.00	0.00	0.00	0.00
Ending Net Asset Value	$10.11	$9.92	$9.98	$10.17

Ending Market Value	$9.36	$9.12	$9.32	$9.48
Total Returns:
Based on Market Value*	9.01%	3.66%	3.80%	17.32%
Based on Net Asset Value*	7.77%	4.90%	3.32%	9.77%
RATIOS/SUPPLEMENTAL DATA
Ending Net Assets (000)	$1,971,925	$1,934,433	$1,946,407	$1,982,139
Ratios to Average Net Assets**
Expenses Including Interest(a)	0.62%	0.64%	0.65%	0.65%
Expenses Excluding Interest	0.62%	0.64%	0.65%	0.65%
Net Investment Income	4.83%	4.97%	5.07%	5.09%
Portfolio Turnover Rate	13%	36%	13%	10%

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TRADING AND NET ASSET VALUE INFORMATION

The following table shows for the periods indicated: (i) the high and low sales prices for shares of Common Stock as reported as of the end of the day on the NYSE, (ii) the high and low net asset values of shares of Common Stock, and (iii) the high and low of the discount or premium to net asset value (expressed as a percentage) of shares of Common Stock.

	Price		Net Asset Value		Premium/Discount to Net Asset Value
Fiscal Quarter Ended	High	Low	High	Low	High	Low
April 30, 2011	$9.10	$8.95	$9.19	$8.99	0.33%	-2.19%
January 31, 2011	10.07	8.89	9.83	8.89	2.76	-3.66
October 31, 2010	10.19	9.91	9.92	9.72	4.41	0.51
July 31, 2010	10.00	9.76	9.73	9.62	3.63	0.31
April 30, 2010	9.95	9.70	9.70	9.57	3.03	1.36
January 31, 2010	9.99	9.62	9.61	9.43	5.40	1.05
October 31, 2009	9.95	9.34	9.88	9.05	5.74	-0.83
July 31, 2009	9.49	9.13	9.23	8.93	5.21	0.22
April 30, 2009	9.53	8.64	8.96	8.62	7.68	-2.15
January 31, 2009	9.51	7.90	8.89	8.05	8.89	-8.63

THE FUND

The Fund is a diversified, closed-end management investment company registered under the 1940 Act. The Fund was incorporated under the laws of the State of Minnesota on April 8, 1987. In 1987, the Fund issued an aggregate of 158,000,000 shares of beneficial interest of Common Stock, par value $0.01 per share, pursuant to the initial public offering thereof. In 1994, the Fund issued an additional 55,576,500 shares of Common Stock in connection with a rights offering. On December 8, 2010, the Fund registered an aggregate of 19,600,000 shares of Common Stock to be offered pursuant to one of three offering methods: at-the-market transactions, underwriting syndicates or privately-negotiated transactions. As of July 29, 2011, of such 19,600,000 shares of Common Stock, the Fund sold an aggregate of 208,955 shares with the remaining shares being offered hereunder. The Fund’s Common Stock is listed on the NYSE under the symbol “NUV.”

The following provides information about the Fund’s outstanding shares of Common Stock as of June 30, 2011:

Title of Class	Amount Authorized	Amount Held by the Fund or for its Account	Amount Outstanding
Common	350,000,000	0	198,347,437

The Fund’s principal office is located at 333 West Wacker Drive, Chicago, Illinois 60606, and its telephone number is (800) 257-8787.

USE OF PROCEEDS

The net proceeds from the issuance of Common Stock hereunder will be used by the Fund to invest in municipal securities in accordance with the Fund’s investment objectives and policies as stated below. To the extent the Fund uses the net proceeds of any offering to invest in municipal securities, it is presently anticipated that the Fund will be able to invest substantially all of such proceeds in securities that meet the Fund’s investment objective and policies within one month from the date on which the proceeds from an offering are received by the Fund. Pending such investment, it is anticipated that the proceeds will be invested in short-term or long-term securities issued by the U.S. Government and its agencies or instrumentalities or in high-quality, short-term money market instruments. See “Use of Leverage.”

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THE FUND’S INVESTMENTS

Investment Objectives and Policies

The Fund’s primary investment objective is current income exempt from federal income tax. The Fund’s secondary investment objective is the enhancement of portfolio value through selection of tax-exempt bonds and municipal market sectors.

Under normal circumstances and as a fundamental policy, the Fund will invest at least 80% of its net assets in municipal securities, the income from which is exempt from regular federal income tax.

The Fund seeks to achieve its investment objectives by investing in a portfolio of municipal securities, a significant portion of which Nuveen Asset Management believes are underrated and undervalued, based upon its bottom-up, research-driven investment strategy. Underrated municipal securities are those whose ratings do not, in Nuveen Asset Management’s opinion, reflect their true creditworthiness. Undervalued municipal securities are securities that, in Nuveen Asset Management’s opinion, are worth more than the value assigned to them in the marketplace. Nuveen Asset Management believes its value oriented strategy offers the opportunity to construct a well diversified portfolio of municipal securities that has the potential to outperform major municipal market benchmarks over the longer term. A municipal security’s market value generally will depend upon its form, maturity, call features, and interest rate, as well as the issuer’s credit quality or credit rating, all such factors examined in the context of the municipal securities market and interest rate levels and trends. Nuveen Asset Management may at times believe that securities associated with a particular municipal market sector (for example, electric utilities), or issued by a particular municipal issuer, are undervalued. Nuveen Asset Management may purchase such a security for the Fund’s portfolio because it represents a market sector or issuer that Nuveen Asset Management considers undervalued, even if the value of the particular security appears to be consistent with the value of similar securities. Municipal securities of particular types (e.g., hospital bonds, industrial revenue bonds or securities issued by a particular municipal issuer) may be undervalued because there is a temporary excess of supply in that market sector, or because of a general decline in the market price of municipal securities of the market sector for reasons that do not apply to the particular municipal securities that are considered undervalued. The Fund’s investment in underrated or undervalued municipal securities will be based on Nuveen Asset Management’s belief that their yield is higher than that available on securities bearing equivalent levels of interest rate risk, credit risk and other forms of risk, and that their prices will ultimately rise (relative to the market) to reflect their true value. The Fund attempts to increase its portfolio value relative to the municipal bond market by prudent selection of municipal securities regardless of the direction the market may move. Any capital appreciation realized by the Fund will generally result in the distribution of taxable capital gains to Common Stockholders.

The Fund may invest in various municipal securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and other related securities and derivative instruments creating exposure to municipal bonds, notes and securities that provide for the payment of interest income that is exempt from regular federal income tax. Municipal securities are often issued by state and local governmental entities to finance or refinance public projects, such as roads, schools, and water supply systems. Municipal securities also may be issued on behalf of private entities or for private activities, such as housing, medical and educational facility construction, or for privately owned transportation, electric utility and pollution control projects. Municipal securities may be issued on a long-term basis to provide long-term financing. The repayment of such debt may be secured generally by a pledge of the full faith and credit taxing power of the issuer, a limited or special tax, or any other revenue source, including project revenues, which may include tolls, fees and other user charges, lease payments, and mortgage payments. Municipal securities also may be issued to finance projects on a short-term interim basis, anticipating repayment with the proceeds of the later issuance of long-term debt. The Fund may purchase municipal securities in the form of bonds, notes, leases or certificates of participation; structured as callable or non-callable; with payment forms that include fixed coupon, variable rate, zero coupon, capital appreciation bonds, tender option bonds, and residual interest bonds or inverse floating rate securities; or

18

acquired through investments in pooled vehicles, partnerships, or other investment companies. The Fund may invest up to approximately 15% of its managed assets in inverse floating rate securities.

The Fund also may invest in certain derivative instruments in pursuit of its investment objectives. Such instruments include financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts, or other derivative instruments. Nuveen Asset Management may use derivative instruments to seek to enhance return, to hedge some of the risk of the Fund’s investments in municipal securities or as a substitute for a position in the underlying asset. These types of hedging strategies may generate taxable income. See “The Fund’s Investments—Municipal Securities Derivatives.”

Under normal circumstances:

•

The Fund will invest at least 80% of its net assets in investment grade quality municipal securities. Investment grade quality securities are those that are, at the time of investment either, (i) rated by one of the NRSROs that rate such securities within the four highest letter grades (including BBB or Baa or better by S&P, Moody’s or Fitch), or (ii) unrated by any NRSRO but judged to be of comparable quality by Nuveen Asset Management. Investment grade securities may include split-rated securities. The Fund estimates that, upon completing its invest-up, the average credit quality of its investments will be A+.

•

The Fund may invest up to 20% of its net assets in municipal securities that at the time of investment are rated below investment grade or are unrated by any NRSRO but judged to be of comparable quality by Nuveen Asset Management. The Fund may invest up to 10% of its net assets in municipal securities rated below B-/B3 or that are unrated by any NRSRO but judged to be of comparable quality by Nuveen Asset Management. This means that the Fund may invest up to 10% of its net assets in municipal securities, the issuer of which is having financial difficulties, such as being in default on its obligations to pay principal or interest thereon when due or that is involved in bankruptcy or insolvency proceedings (such securities are commonly referred to as distressed securities). Municipal securities of below investment grade quality are regarded as having predominately speculative characteristics with respect to capacity to pay interest and repay principal, and are commonly referred to as junk bonds.

•

As a fundamental policy, the Fund will not leverage its capital structure by issuing senior securities such as preferred shares or debt instruments. However, the Fund may borrow for temporary, emergency or other purposes as permitted by the 1940 Act and invest in certain instruments, including inverse floating rate securities, that have the economic effect of financial leverage.

•	The Fund will not invest more than 15% of its net assets in residual interest bonds or inverse floating rate securities.

•

The Fund may invest up to 15% of its net assets in municipal securities that, at the time of investment, are illiquid (i.e., securities that are not readily marketable). See “Risk Factors—Illiquid Securities Risk.”

•

The Fund will generally invest in municipal securities with intermediate or long-term maturities. The weighted average maturity of securities held by the Fund may be shortened or lengthened, depending on market conditions and on an assessment by the Fund’s portfolio manager of which segments of the municipal securities market offer the most favorable relative investment values and opportunities for tax-exempt income and total return.

•	The Fund will not invest more than 25% of its net assets in municipal securities in any one industry or in any one state of origin of municipal securities.

•

The Fund will not invest more than 10% of its net assets in “tobacco settlement bonds.” Tobacco settlement bonds are bonds that are secured or payable solely from the collateralization of the proceeds from class action or other litigation against the tobacco industry. See “Risk Factors—Sector and Industry Risk.”

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The credit quality policies noted above apply only at the time a security is purchased, and the Fund is not required to dispose of a security in the event that a rating agency downgrades its assessment of the credit characteristics of a particular issue. In determining whether to retain or sell such a security, Nuveen Asset Management may consider such factors as Nuveen Asset Management’s assessment of the credit quality of the issuer of such security, the price at which such security could be sold and the rating, if any, assigned to such security by other rating agencies. A general description of the ratings of S&P, Moody’s and Fitch of municipal securities is set forth in Appendix A to the SAI.

The Fund may purchase municipal securities that are additionally secured by insurance, bank credit agreements or escrow accounts. The credit quality of companies that provide such credit enhancements will affect the value of those securities. Although the insurance feature is designed to reduce certain financial risks, the premiums for insurance and the higher market price paid for insured obligations may reduce the Fund’s income. The Fund may use any insurer, regardless of its rating. A municipal security typically will be deemed to have the rating of its insurer. However, in the event an insurer has a credit rating below the rating of an underlying municipal security or is perceived by the market to have such a lower rating, the municipal security rating would be the more relevant rating and the value of the municipal security would more closely, if not entirely, reflect such rating. As a result, the value of insurance associated with a municipal security may decline and may not add any value. The insurance feature does not guarantee the full payment of principal and interest of an insured obligation, the market value of the insured obligation or the net asset value of the Common Stock represented by such insured obligation.

During temporary defensive periods or in order to keep the Fund’s cash fully invested, including during the period when the net proceeds of the offering of Common Stock are being invested, the Fund may deviate from its investment policies and objectives. During such periods, the Fund may invest up to 100% of its net assets in short-term investments, including high quality, short-term securities that may be either tax-exempt or taxable. The Fund intends to invest in taxable short-term investments only in the event that suitable tax-exempt short-term investments are not available at reasonable prices and yields. Investment in taxable short-term investments would result in a portion of your dividends being subject to regular federal income tax. Such transactions will be used solely to reduce risk. There can be no assurance that such strategies will be successful. For more information, see the SAI under “Tax Matters.”

The Fund’s investment objectives and certain investment policies specifically identified as such are considered fundamental and may not be changed without shareholder approval. All of the Fund’s other investment policies are not considered to be fundamental by the Fund and can be changed by the Fund’s Board of Directors without a vote of the shareholders.

The Fund cannot change its investment objectives or fundamental policies without the approval of the holders of a “majority of the outstanding” shares of Common Stock. When used with respect to particular shares of the Fund, a “majority of the outstanding” shares means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy or (ii) more than 50% of the shares, whichever is less.

Nuveen Asset Management Investment Philosophy and Process

Nuveen Asset Management is the Fund’s investment adviser, responsible for investing the Fund’s net assets. Nuveen Asset Management, a registered investment adviser, is a wholly-owned subsidiary of Nuveen Investments. Founded in 1898, Nuveen Investments and its affiliates had approximately $206 billion of assets under management as of March 31, 2011, of which approximately $74 billion was in municipal securities. Regarding this approximately $74 billion of tax-exempt municipal securities, approximately $36 billion, $19 billion, $16 billion and $4 billion represent assets relating to closed-end municipal bond funds, openend municipal bond funds, retail municipal managed accounts and institutional municipal managed accounts, respectively. See “Management of the Fund.”

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Investment Philosophy.    Nuveen Asset Management believes that the unique tax treatment of municipal securities and the structural characteristics in the municipal securities market create attractive opportunities to enhance the after-tax total return and diversification of the investment portfolios of taxable investors. Nuveen Asset Management believes that these unique characteristics also present unique risks that may be managed to realize the benefits of the asset class. Nuveen Asset Management considers the following factors:

After-Tax Income Potential.    The primary source of total return from municipal securities comes from the tax-exempt income derived therefrom. Nuveen Asset Management believes that, at acceptable levels of credit risk and maturity principal risk, the municipal securities market offers the potential for higher after-tax income when compared with other fixed income markets.

Managing Multi-Faceted Risks.    Risk in the municipal securities market is derived from multiple sources, including credit risk at the issuer and sector levels, structural risks such as call risk, yield curve risk, and legislative and tax-related risks. Nuveen Asset Management believes that managing these risks at both the individual security and Fund portfolio levels is an important element of realizing the after-tax income and total return potential of the asset class.

Opportunities to Identify Underrated and Undervalued Municipal Securities.    Within the state and national municipal securities markets, there are issuers with a wide array of financing purposes, security terms, offering structures and credit quality. Nuveen Asset Management believes that the size, depth and other characteristics of the state and national municipal securities markets offer a broad opportunity set of individual issuers in securities that may be underrated and undervalued relative to the general market.

Market Inefficiencies.    Nuveen Asset Management believes that the scale and intricacy of the municipal securities market often results in pricing anomalies and other inefficiencies that can be identified and capitalized on through trading strategies.

Investment Process.    Nuveen Asset Management employs a bottom-up, research-driven investment strategy that seeks to identify underrated and undervalued municipal securities and sectors to potentially outperform the general municipal securities market over time. The primary elements of Nuveen Asset Management’s investment process are:

Credit Analysis and Surveillance.    Nuveen Asset Management focuses on bottom-up, fundamental analysis of municipal securities issuers. Analysts screen each sector for issuers that meet the fundamental tests of creditworthiness and favor those securities with demonstrable growth potential, solid coverage of debt service and a priority lien on hard assets, dedicated revenue streams or tax resources. As part of Nuveen Asset Management’s overall risk management process, analysts actively monitor the credit quality of portfolio holdings.

Sector Analysis.    Organized by sector, analysts continually assess the key issues and trends affecting each sector in order to maintain a sector outlook. Evaluating such factors as historical default rates and average credit spreads within each sector, analysts provide top-down analysis that supports decisions to overweight or underweight a given sector in a portfolio.

Managing Risk.    Nuveen Asset Management seeks to manage portfolio risks, including, principally, exposure to individual credits and sectors and exposure to calls, and to manage a portfolio’s interest rate sensitivity within tolerance bands relative to the relevant benchmark.

Trading Strategies.    Through its trading strategies, Nuveen Asset Management seeks to enhance portfolio value by trading to take advantage of inefficiencies found in the municipal market. This may entail selling issues Nuveen Asset Management deems to be overvalued and purchasing issues Nuveen Asset Management considers to be undervalued.

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Sell Discipline.    Nuveen Asset Management generally sells securities when it (i) determines a security has become overvalued or over-rated, (ii) identifies credit deterioration, or (iii) modifies a portfolio strategy, such as sector allocation.

Portfolio Composition and Other Information

The Fund’s portfolio will be composed principally of the following investments. More detailed information about the Fund’s portfolio investments are contained under “Portfolio Composition.”

Municipal Securities

General.    The Fund may invest in various municipal securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and other related securities and derivative instruments creating exposure to municipal bonds, notes and securities that provide for the payment of interest income that is exempt from regular federal income tax (as previously defined, “municipal securities”). Municipal securities are often issued by state and local governmental entities to finance or refinance public projects such as roads, schools, and water supply systems. Municipal securities may also be issued on behalf of private entities or for private activities, such as housing, medical and educational facility construction, or for privately owned transportation, electric utility and pollution control projects. Municipal securities may be issued on a long-term basis to provide permanent financing. The repayment of such debt may be secured generally by a pledge of the full faith and credit taxing power of the issuer, a limited or special tax, or any other revenue source, including project revenues, which may include tolls, fees and other user charges, lease payments and mortgage payments. Municipal securities may also be issued to finance projects on a short-term interim basis, anticipating repayment with the proceeds of the later issuance of long-term debt. The Fund may purchase municipal securities in the form of bonds, notes, leases or certificates of participation; structured as callable or non-callable; with payment forms including fixed coupon, variable rate, zero coupon, capital appreciation bonds, tender option bonds, and residual interest bonds or inverse floating rate securities; or acquired through investments in pooled vehicles, partnerships or other investment companies. Inverse floating rate securities are securities that pay interest at rates that vary inversely with changes in prevailing short-term tax-exempt interest rates and represent a leveraged investment in an underlying municipal security, which could have the economic effect of financial leverage.

Municipal securities are either general obligation or revenue bonds and typically are issued to finance public projects (such as roads or public buildings), to pay general operating expenses, or to refinance outstanding debt.

Municipal securities may also be issued on behalf of private entities or for private activities, such as housing, medical and educational facility construction, or for privately owned industrial development and pollution control projects. General obligation bonds are backed by the full faith and credit, or taxing authority, of the issuer and may be repaid from any revenue source; revenue bonds may be repaid only from the revenues of a specific facility or source. The Fund may also purchase municipal securities that represent lease obligations, municipal notes, pre-refunded municipal securities, private activity bonds, tender option bonds and other related securities and derivative instruments that create exposure to municipal bonds, notes and securities and that provide for the payment of interest income that is exempt from regular federal income tax.

The municipal securities in which the Fund will invest are generally issued by states, cities and local authorities and certain possessions and territories of the United States (such as Puerto Rico and Guam), and pay interest that, in the opinion of bond counsel to the issuer (or on the basis of other authority believed by Nuveen Asset Management to be reliable), is exempt from regular federal income tax, although the interest may be subject to the federal alternative minimum tax.

The yields on municipal securities depend on a variety of factors, including prevailing interest rates and the condition of the general money market and the municipal bond market, the size of a particular offering, the maturity of the obligation and the rating of the issue. The market value of municipal securities will vary with changes in interest rate levels and as a result of changing evaluations of the ability of their issuers to meet interest and principal payments.

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A municipal security’s market value generally will depend upon its form, maturity, call features, and interest rate, as well as the credit quality of the issuer, all such factors examined in the context of the municipal securities market and interest rate levels and trends.

Municipal Leases and Certificates of Participation.    The Fund also may purchase municipal securities that represent lease obligations and certificates of participation in such leases. These carry special risks because the issuer of the securities may not be obligated to appropriate money annually to make payments under the lease. A municipal lease is an obligation in the form of a lease or installment purchase which is issued by a state or local government to acquire equipment and facilities. Income from such obligations is generally exempt from state and local taxes in the state of issuance. Leases and installment purchase or conditional sale contracts (which normally provide for title to the leased asset to pass eventually to the governmental issuer) have evolved as a means for governmental issuers to acquire property and equipment without meeting the constitutional and statutory requirements for the issuance of debt. The debt issuance limitations are deemed to be inapplicable because of the inclusion in many leases or contracts of “non-appropriation” clauses that relieve the governmental issuer of any obligation to make future payments under the lease or contract unless money is appropriated for such purpose by the appropriate legislative body on a yearly or other periodic basis. In addition, such leases or contracts may be subject to the temporary abatement of payments in the event the issuer is prevented from maintaining occupancy of the leased premises or utilizing the leased equipment or facilities. Although the obligations may be secured by the leased equipment or facilities, the disposition of the property in the event of non-appropriation or foreclosure might prove difficult, time consuming and costly, and result in a delay in recovering, or the failure to recover fully, the Fund’s original investment. To the extent that the Fund invests in unrated municipal leases or participates in such leases, the credit quality rating and risk of cancellation of such unrated leases will be monitored on an ongoing basis. In order to reduce this risk, the Fund will only purchase municipal securities representing lease obligations where Nuveen Asset Management believes the issuer has a strong incentive to continue making appropriations until maturity.

A certificate of participation represents an undivided interest in an unmanaged pool of municipal leases, an installment purchase agreement or other instruments. The certificates are typically issued by a municipal agency, a trust or other entity that has received an assignment of the payments to be made by the state or political subdivision under such leases or installment purchase agreements. Such certificates provide the Fund with the right to a pro rata undivided interest in the underlying municipal securities. In addition, such participations generally provide the Fund with the right to demand payment, on not more than seven days’ notice, of all or any part of the Fund’s participation interest in the underlying municipal securities, plus accrued interest.

Municipal Notes.    Municipal securities in the form of notes generally are used to provide for short-term capital needs, in anticipation of an issuer’s receipt of other revenues or financing, and typically have maturities of up to three years. Such instruments may include tax anticipation notes, revenue anticipation notes, bond anticipation notes, tax and revenue anticipation notes and construction loan notes. Tax anticipation notes are issued to finance the working capital needs of governments. Generally, they are issued in anticipation of various tax revenues, such as income, sales, property, use and business taxes, and are payable from these specific future taxes. Revenue anticipation notes are issued in expectation of receipt of other kinds of revenue, such as federal revenues available under federal revenue sharing programs. Bond anticipation notes are issued to provide interim financing until long- term bond financing can be arranged. In most cases, the long-term bonds then provide the funds needed for repayment of the bond anticipation notes. Tax and revenue anticipation notes combine the funding sources of both tax anticipation notes and revenue anticipation notes. Construction loan notes are sold to provide construction financing. Mortgage notes insured by the Federal Housing Authority secure these notes; however, the proceeds from the insurance may be less than the economic equivalent of the payment of principal and interest on the mortgage note if there has been a default. The anticipated revenues from taxes, grants or bond financing generally secure the obligations of an issuer of municipal notes. An investment in such instruments, however, presents a risk that the anticipated revenues will not be received or that such revenues will be insufficient to satisfy the issuer’s payment obligations under the notes or that refinancing will be otherwise unavailable.

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Pre-Refunded Municipal Securities.    The principal of and interest on pre-refunded municipal securities are no longer paid from the original revenue source for the securities. Instead, the source of such payments is typically an escrow fund consisting of U.S. government securities. The assets in the escrow fund are derived from the proceeds of refunding bonds issued by the same issuer as the pre-refunded municipal securities. Issuers of municipal securities use this advance refunding technique to obtain more favorable terms with respect to securities that are not yet subject to call or redemption by the issuer. For example, advance refunding enables an issuer to refinance debt at lower market interest rates, restructure debt to improve cash flow or eliminate restrictive covenants in the indenture or other governing instrument for the pre-refunded municipal securities. However, except for a change in the revenue source from which principal and interest payments are made, the pre-refunded municipal securities remain outstanding on their original terms until they mature or are redeemed by the issuer.

Private Activity Bonds.    Private activity bonds, formerly referred to as industrial development bonds, are issued by or on behalf of public authorities to obtain funds to provide privately operated housing facilities, airport, mass transit or port facilities, sewage disposal, solid waste disposal or hazardous waste treatment or disposal facilities and certain local facilities for water supply, gas or electricity. Other types of private activity bonds, the proceeds of which are used for the construction, equipment, repair or improvement of privately operated industrial or commercial facilities, may constitute municipal securities, although the current federal tax laws place substantial limitations on the size of such issues. The Fund’s distributions of its interest income from private activity bonds may subject certain investors to the federal alternative minimum tax. See “Tax Matters.”

Inverse Floating Rate Securities.    The Fund may invest in inverse floating rate securities. Inverse floating rate securities (sometimes referred to as “inverse floaters” or residual interests of a tender option bond) are securities whose interest rates bear an inverse relationship to the interest rate on another security or the value of an index. Generally, inverse floating rate securities represent beneficial interests in a special purpose trust formed by a third party sponsor for the purpose of holding municipal bonds. The special purpose trust typically sells two classes of beneficial interests or securities: short-term floating rate municipal securities (sometimes referred to as short-term floaters or tender option bonds), which are sold to third party investors, and inverse floating rate municipal securities, which the Fund would purchase. The short-term floating rate securities have first priority on the cash flow from the municipal bonds held by the special purpose trust. Typically, a third party, such as a bank, broker-dealer or other financial institution, grants the floating rate security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees. The holder of the short-term floater effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. However, an institution will not be obligated to accept tendered short-term floaters in the event of certain defaults or a significant downgrade in the credit rating assigned to the bond issuer. For its inverse floating rate investment, the Fund receives the residual cash flow from the special purpose trust. Because the holder of the short-term floater is generally assured liquidity at the face value of the security, the Fund as the holder of the inverse floater assumes the interest rate cash flow risk and the market value risk associated with the municipal security deposited into the special purpose trust. The volatility of the interest cash flow and the residual market value will vary with the degree to which the trust is leveraged. This is expressed in the ratio of the face value of the short-term floaters in relation to the residual inverse floaters that are issued by the special purpose trust. In addition, all voting rights and decisions to be made with respect to any other rights relating to the municipal bonds held in the special purpose trust are passed through to the Fund, as the holder of the residual inverse floating rate securities.

Because increases in the interest rate on the short-term floaters reduce the residual interest paid on inverse floaters, and because fluctuations in the value of the municipal bond deposited in the special purpose trust affect the value of the inverse floater only, and not the value of the short-term floater issued by the trust, inverse floaters’ value is generally more volatile than that of fixed rate bonds. The market price of inverse floating rate securities is generally more volatile than the underlying bonds due to the leveraging effect of this ownership structure. These securities generally will underperform the market of fixed rate bonds in a rising interest rate environment (i.e., when bond values are falling), but tend to out-perform the market of fixed rate bonds when

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interest rates decline or remain relatively stable. Although volatile, inverse floaters typically offer the potential for yields available on fixed rate bonds with comparable credit quality, coupon, call provisions and maturity. Inverse floaters have varying degrees of liquidity based upon the liquidity of the underlying bonds deposited in a special purpose trust.

The Fund may invest in inverse floating rate securities issued by special purpose trusts that have recourse to the Fund. In NFA’s discretion, the Fund may enter into a separate shortfall and forbearance agreement with the third party sponsor of a special purpose trust. The Fund may enter into such recourse agreements (i) when the liquidity provider to the special purpose trust requires such an agreement because the level of leverage in the trust exceeds the level that the liquidity provider is willing to support absent such an agreement; and/or (ii) to seek to prevent the liquidity provider from collapsing the trust in the event that the municipal obligation held in the trust has declined in value. Such an agreement would require the Fund to reimburse the third party sponsor of such inverse floater, upon termination of the trust issuing the inverse floater, the difference between the liquidation value of the bonds held in the trust and the principal amount due to the holders of floating rate interests. Such agreements may expose the Fund to a risk of loss that exceeds its investment in the inverse floating rate securities. Absent a shortfall and forbearance agreement, the Fund would not be required to make such a reimbursement. If the Fund chooses not to enter into such an agreement, the special purpose trust could be liquidated and the Fund could incur a loss.

The Fund’s investments in inverse floating rate securities issued by special purpose trusts that have recourse to the Fund may be highly leveraged. The structure and degree to which the Fund’s inverse floating rate securities are highly leveraged will vary based upon a number of factors, including the size of the trust itself and the terms of the underlying municipal security held in a special purpose trust. An inverse floating rate security generally is considered highly leveraged if the principal amount of the short-term floating rate interests issued by the related special purpose trust is in excess of three times the principal amount of the inverse floating rate securities owned by the trust (the ratio of the principal amount of such short-term floating rate interests to the principal amount of the inverse floating rate securities is referred to as the “gearing”). In the event of a significant decline in the value of an underlying security, the Fund may suffer losses in excess of the amount of its investment (up to an amount equal to the value of the municipal securities underlying the inverse floating rate securities) as a result of liquidating special purpose trusts or other collateral required to maintain the Fund’s anticipated effective leverage ratio.

Investments in inverse floating rate securities create effective leverage. The use of leverage creates special risks for Common Stockholders. See “Leverage” and “Risk Factors—Inverse Floating Rate Securities Risk.” The Fund will segregate or earmark liquid assets with its custodian in accordance with the 1940 Act to cover its obligations with respect to its investments in special purpose trusts. See also “Segregation of Assets” in the Statement of Additional Information.

Tender Option Bonds.    A tender option bond is a municipal security (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued with the agreement of a third party, such as a bank, broker-dealer or other financial institution, which grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the bond’s fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. However, an institution will not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrade in the credit rating assigned to the issuer of the bond. The Fund intends to invest in tender option bonds the interest on which will, in the opinion of bond counsel, counsel for the issuer of interests therein or counsel selected by Nuveen Asset Management, be

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exempt from regular federal income tax. However, because there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with such counsel’s opinion in any particular case, there is a risk that the Fund will not be considered the owner of such tender option bonds and thus will not be entitled to treat such interest as exempt from such tax. Additionally, the federal income tax treatment of certain other aspects of these investments, including the proper tax treatment of tender option bonds and the associated fees in relation to various regulated investment company tax provisions, is unclear. The Fund intends to manage its portfolio in a manner designed to eliminate or minimize any adverse impact from the tax rules applicable to these investments.

Special Taxing Districts.    Special taxing districts are organized to plan and finance infrastructure developments to induce residential, commercial and industrial growth and redevelopment. The bond financing methods such as tax increment finance, tax assessment, special services district and Mello-Roos bonds, are generally payable solely from taxes or other revenues attributable to the specific projects financed by the bonds without recourse to the credit or taxing power of related or overlapping municipalities. They often are exposed to real estate development-related risks and can have more taxpayer concentration risk than general tax-supported bonds, such as general obligation bonds. Further, the fees, special taxes, or tax allocations and other revenues that are established to secure such financings are generally limited as to the rate or amount that may be levied or assessed and are not subject to increase pursuant to rate covenants or municipal or corporate guarantees. The bonds could default if development failed to progress as anticipated or if larger taxpayers failed to pay the assessments, fees and taxes as provided in the financing plans of the districts.

When-Issued and Delayed Delivery Transactions.    The Fund may buy and sell municipal securities on a when-issued or delayed delivery basis, making payment or taking delivery at a later date, normally within 15 to 45 days of the trade date. This type of transaction may involve an element of risk because no interest accrues on the bonds prior to settlement and, because bonds are subject to market fluctuations, the value of the bonds at time of delivery may be less (or more) than cost. A separate account of the Fund will be established with its custodian consisting of cash, cash equivalents, or liquid securities having a market value at all times at least equal to the amount of the commitment.

Zero Coupon Bonds.    A zero coupon bond is a bond that does not pay interest either for the entire life of the obligation or for an initial period after the issuance of the obligation. When held to its maturity, its return comes from the difference between the purchase price and its maturity value. A zero coupon bond is normally issued and traded at a deep discount from face value. Zero coupon bonds allow an issuer to avoid or delay the need to generate cash to meet current interest payments and, as a result, may involve greater credit risk than bonds that pay interest currently or in cash. The Fund would be required to distribute the income on any of these instruments as it accrues, even though the Fund will not receive all of the income on a current basis or in cash. Thus, the Fund may have to sell other investments, including when it may not be advisable to do so, to make income distributions to its shareholders.

Structured Notes.    The Fund may utilize structured notes and similar instruments for investment purposes and also for hedging purposes. Structured notes are privately negotiated debt obligations where the principal and/or interest is determined by reference to the performance of a benchmark asset, market or interest rate (an “embedded index”), such as selected securities, an index of securities or specified interest rates, or the differential performance of two assets or markets. The terms of such structured instruments normally provide that their principal and/or interest payments are to be adjusted upwards or downwards (but not ordinarily below zero) to reflect changes in the embedded index while the structured instruments are outstanding. As a result, the interest and/or principal payments that may be made on a structured product may vary widely, depending upon a variety of factors, including the volatility of the embedded index and the effect of changes in the embedded index on principal and/or interest payments. The rate of return on structured notes may be determined by applying a multiplier to the performance or differential performance of the referenced index or indices or other assets. Application of a multiplier involves leverage that will serve to magnify the potential for gain and the risk of loss. These types of investments may generate taxable income.

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Derivatives.    The Fund may invest in certain derivative instruments in pursuit of its investment objectives. Such instruments include financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts or other derivative instruments. The Fund may also use credit default swaps and interest rate swaps. Credit default swaps may require initial premium (discount) payments as well as periodic payments (receipts) related to the interest leg of the swap or to the default of a reference obligation. If the Fund is a seller of a contract, the Fund would be required to pay the par (or other agreed upon) value of a referenced debt obligation to the counterparty in the event of a default or other credit event by the reference issuer, such as a U.S. or foreign corporate issuer, with respect to such debt obligations. In return, the Fund would receive from the counterparty a periodic stream of payments over the term of the contract provided that no event of default has occurred. If no default occurs, the Fund would keep the stream of payments and would have no payment obligations. As the seller, the Fund would be subject to investment exposure on the notional amount of the swap. If the Fund is a buyer of a contract, the Fund would have the right to deliver a referenced debt obligation and receive the par (or other agreed-upon) value of such debt obligation from the counterparty in the event of a default or other credit event (such as a credit downgrade) by the reference issuer, such as a U.S. or foreign corporation, with respect to its debt obligations. In return, the Fund would pay the counterparty a periodic stream of payments over the term of the contract provided that no event of default has occurred. If no default occurs, the counterparty would keep the stream of payments and would have no further obligations to the Fund. Interest rate swaps involve the exchange by the Fund with a counterparty of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. The Fund will usually enter into interest rate swaps on a net basis; that is, the two payment streams will be netted out in a cash settlement on the payment date or dates specified in the instrument, with the Fund receiving or paying, as the case may be, only the net amount of the two payments.

Nuveen Asset Management may use derivative instruments to seek to enhance return, to hedge some of the risk of the Fund’s investments in municipal securities or as a substitute for a position in the underlying asset. These types of strategies may generate taxable income.

There is no assurance that these derivative strategies will be available at any time or that Nuveen Asset Management will determine to use them for the Fund or, if used, that the strategies will be successful.

Other Investment Companies.    The Fund may invest up to 10% of its net assets in securities of other open- or closed-end investment companies (including exchange-traded funds (“ETFs”)) that invest primarily in municipal securities of the types in which the Fund may invest directly. The Fund may invest in investment companies that are advised by NFA, Nuveen Asset Management or their respective affiliates to the extent permitted by applicable law and/or pursuant to exemptive relief from the Securities and Exchange Commission. As a shareholder in an investment company, the Fund will bear its ratable share of that investment company’s expenses, and would remain subject to payment of the Fund’s advisory and administrative fees with respect to assets so invested. Common Stockholders would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies.

Nuveen Asset Management will take expenses into account when evaluating the investment merits of an investment in an investment company relative to available municipal security investments. In addition, because the securities of other investment companies may be leveraged subject to leverage risk, the Fund may indirectly be subject to those risks. These types of investments may generate taxable income. See “Risk Factors—Other Investment Companies Risk.”

Portfolio Turnover

The Fund may engage in portfolio trading when considered appropriate, but short-term trading will not be used as the primary means of achieving the Fund’s investment objectives. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is generally not expected to exceed 25% under normal circumstances. However, there are no limits on the Fund’s rate of portfolio turnover, and investments may be sold without

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regard to length of time held when, in Nuveen Asset Management’s opinion, investment considerations warrant such action. A higher portfolio turnover rate would result in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund. Although these commissions and expenses are not reflected in the Fund’s “Total Annual Expenses” on page 13 of this prospectus, they will be reflected in the Fund’s total return. In addition, high portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to shareholders, will be taxable as ordinary income. See “Tax Matters.”

PORTFOLIO COMPOSITION

As of April 30, 2011, 100% of the market value of the Fund’s portfolio was invested in long-term municipal bonds. The following table sets forth certain information with respect to the composition of the Fund’s investment portfolio as of April 30, 2011.

Credit Rating*	Percent
AAA/U.S. guaranteed	24%
AA	30%
A	22%
BBB	17%
BB or Lower	5%
Unrated	2%

Total	100%

*	Using the higher of S&P’s, Moody’s or Fitch’s rating, if available.

USE OF LEVERAGE

Financial leverage is created through the Fund’s investments in residual interest certificates of tender option bond trusts, also called inverse floating rate securities, because the Fund’s investment exposure to the underlying bonds held by the trust have been effectively financed by the trust’s issuance of floating rate certificates. See “The Fund’s Investments—Municipal Securities—Inverse Floating Rate Securities” and “Risk Factors—Inverse Floating Rate Securities.” Leverage involves special risks. There is no assurance that the Fund’s leveraging strategy will be successful. The Fund will seek to invest the proceeds from financial leverage in a manner consistent with the Fund’s objectives and policies.

The Fund’s investments in inverse floating rate securities pay dividends at rates based on short-term periods which are reset periodically. So long as the Fund’s portfolio is invested in securities that provide a higher rate of return than the Fund’s cost of leverage (after taking expenses into consideration), the leverage will cause you to receive a higher current rate of return than if the Fund were not leveraged.

Changes in the value of the Fund’s bond portfolio will be borne entirely by the Common Stockholders. If there is a net decrease (or increase) in the value of the Fund’s investment portfolio, the leverage will decrease (or increase) the net asset value per share of Common Stock to a greater extent than if the Fund were not leveraged.

The Fund pays Nuveen Asset Management a management fee based on a percentage of Managed Assets. Managed Assets for this purpose includes the proceeds realized from the Fund’s use of financial leverage. See “Management of the Fund—Investment Management Agreement.” Nuveen Asset Management will base its decision whether and how much to leverage the Fund based solely on its assessment of whether such use of leverage will advance the Fund’s investment objective. Nuveen Asset Management will be responsible for using leverage to achieve the Fund’s investment objective. However, the fact that a decision to increase the Fund’s

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leverage will have the effect of increasing Managed Assets and therefore Nuveen Asset Management’s management fee means that Nuveen Asset Management may have an incentive to increase the Fund’s use of leverage. Nuveen Asset Management will seek to manage that incentive by only increasing the Fund’s use of leverage when it determines that such increase is consistent with the Fund’s investment objective, and by periodically reviewing the Fund’s performance and use of leverage with the Fund’s Board of Directors.

RISK FACTORS

Risk is inherent in all investing. Investing in any investment company security involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in Common Stock.

Investment and Market Risk

An investment in the Fund’s Common Stock is subject to investment risk, including the possible loss of the entire principal amount that you invest. Your investment in Common Stock represents an indirect investment in the municipal securities owned by the Fund, which generally trade in the over-the-counter markets. Your Common Stock at any point in time may be worth less than your original investment, even after taking into account the reinvestment of Fund dividends and distributions. In addition, if the current national economic downturn deteriorates into a prolonged recession, the ability of municipalities to collect revenue and service their obligations could be materially and adversely affected.

Current Economic Conditions—Credit Crisis Liquidity and Volatility Risk

The markets for credit instruments, including municipal securities, have experienced periods of extreme illiquidity and volatility since the latter half of 2007. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of debt securities, including municipal securities, and significant and rapid value decline in certain instances. These conditions resulted, and in many cases continue to result in, greater price volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the Fund’s municipal securities uncertain and/or result in sudden and significant value declines in its holdings. A significant decline in the value of the Fund’s portfolio would likely result in a significant decline in the value of your investment in Common Stock. In addition, illiquidity and volatility in the credit markets may directly and adversely affect the setting of dividend rates on the Common Stock. This volatility may also impact the liquidity of inverse floating rate securities in the Fund’s portfolio. See “Risk Factors—Inverse Floating Rate Securities Risk.”

In response to the current national economic condition, governmental cost burdens may be reallocated among federal, state and local governments. Also, as a result of the downturn, many state and local governments are experiencing significant reductions in revenues and consequently difficulties meeting ongoing expenses. As a result, certain of these state and local governments may have difficulty paying principal or interest on their outstanding debt and may experience ratings downgrades of their debt. In addition, laws enacted in the future by Congress or state legislatures or referenda could extend the time for payment of principal and/or interest, or impose other constraints on enforcement of such obligations, or on the ability of municipalities to levy taxes. Issuers of municipal securities might seek protection under the bankruptcy laws. See “Risk Factors—Municipal Securities Market Risk.”

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Market Discount from Net Asset Value

Shares of closed-end investment companies like the Fund have during some periods traded at prices higher than net asset value and have during other periods traded at prices lower than net asset value. The Fund cannot predict whether shares of Common Stock will trade at, above or below net asset value. This characteristic is a risk separate and distinct from the risk that the Fund’s net asset value could decrease as a result of investment activities. Investors bear a risk of loss to the extent that the price at which they sell their shares is lower in relation to the Fund’s net asset value than at the time of purchase, assuming a stable net asset value. Proceeds from the sale of Common Stock in this offering will be reduced by transaction costs (if applicable, which vary depending on the offering method used). Depending on the premium of the shares of Common Stock at the time of any offering of Common Stock hereunder, the net asset value per share of Common Stock may be reduced by the amount of offering costs borne by the Fund (estimated to be an additional .15% of the offering price assuming a per share of Common Stock offering price of $9.05 (the Fund’s closing price on the NYSE on January 31, 2011). The net asset value per share of Common Stock also will be reduced by costs associated with any future offerings of common stock. The Common Stock is designed primarily for long-term investors, and you should not view the Fund as a vehicle for trading purposes.

Credit and Below Investment Grade Risk

Credit risk is the risk that one or more municipal securities in the Fund’s portfolio will decline in price, or the issuer thereof will fail to pay interest or principal when due, because the issuer of the security experiences a decline in its financial status. In general, lower-rated municipal securities carry a greater degree of risk that the issuer will lose its ability to make interest and principal payments, which could have a negative impact on the Fund’s net asset value or dividends. Credit risk is increased when a portfolio security is downgraded or the perceived creditworthiness of the issuer deteriorates. The Fund may invest up to 20% of its net assets in municipal securities that are rated below investment grade at the time of investment or that are unrated but judged to be of comparable quality by Nuveen Asset Management. No more than 10% of the Fund’s net assets may be invested in municipal securities rated below B3/B- or that are unrated but judged to be of comparable quality by Nuveen Asset Management. If a municipal security satisfies the rating requirements described above at the time of investment and is subsequently downgraded below that rating, the Fund will not be required to dispose of the security. If a downgrade occurs, Nuveen Asset Management will consider what action, including the sale of the security, is in the best interests of the Fund and its shareholders. This means that the Fund may invest in municipal securities that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition (such securities are commonly referred to as distressed securities). Municipal securities of below investment grade quality, commonly referred to as junk bonds, are regarded as having predominately speculative characteristics with respect to capacity to pay interest and repay principal when due, and are susceptible to default or decline in market value due to adverse economic and business developments. Also, to the extent that the rating assigned to a municipal security in the Fund’s portfolio is downgraded by any NRSRO, the market price and liquidity of such security may be adversely affected. The market values for municipal securities of below investment grade quality tend to be volatile, and these securities are less liquid than investment grade municipal securities. For these reasons, an investment in the Fund, compared with a portfolio consisting solely of investment grade securities, may experience the following:

•	increased price sensitivity resulting from changing interest rates and/or a deteriorating economic environment;

•	greater risk of loss due to default or declining credit quality;

•	adverse issuer specific events that are more likely to render the issuer unable to make interest and/or principal payments; and

•

the possibility that a negative perception of the below investment grade market develops, resulting in the price and liquidity of below investment grade securities becoming depressed, and this negative perception could last for a significant period of time.

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Adverse changes in economic conditions are more likely to lead to a weakened capacity of a below investment grade issuer to make principal payments and interest payments compared to an investment grade issuer. The principal amount of below investment grade securities outstanding has proliferated in the past decade as an increasing number of issuers have used below investment grade securities for financing. The current downturn may severely affect the ability of highly leveraged issuers to service their debt obligations or to repay their obligations upon maturity. As the national economy experiences the current economic downturn, resulting in decreased tax and other revenue streams of municipal issuers, or in the event interest rates rise sharply, increasing the interest cost on variable rate instruments and negatively impacting economic activity, the number of defaults by below investment grade municipal issuers is likely to increase. Similarly, downturns in profitability in specific industries could adversely affect private activity bonds. The market values of lower quality debt securities tend to reflect individual developments of the issuer to a greater extent than do higher quality securities, which react primarily to fluctuations in the general level of interest rates. Factors having an adverse impact on the market value of lower quality securities may have an adverse impact on the Fund’s net asset value and the market value of its Common Stock. In addition, the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings. In certain circumstances, the Fund may be required to foreclose on an issuer’s assets and take possession of its property or operations. In such circumstances, the Fund would incur additional costs in disposing of such assets and potential liabilities from operating any business acquired.

The secondary market for below investment grade securities may not be as liquid as the secondary market for more highly rated securities, a factor that may have an adverse effect on the Fund’s ability to dispose of a particular security. There are fewer dealers in the market for below investment grade municipal securities than the market for investment grade municipal securities. The prices quoted by different dealers for below investment grade municipal securities may vary significantly, and the spread between the bid and ask price is generally much larger for below investment grade municipal securities than for higher quality instruments. Under adverse market or economic conditions, the secondary market for below investment grade securities could contract further, independent of any specific adverse changes in the condition of a particular issuer, and these instruments may become illiquid. As a result, the Fund could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded. Prices realized upon the sale of such lower rated or unrated securities, under these circumstances, may be less than the prices used in calculating the Fund’s net asset value.

Issuers of such below investment grade securities are highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risk associated with acquiring the securities of such issuers generally is greater than is the case with higher rated securities. For example, during an economic downturn or a sustained period of rising interest rates, highly leveraged issuers of below investment grade securities may experience financial stress. During such periods, such issuers may not have sufficient revenues to meet their interest payment obligations. The issuer’s ability to service its debt obligations also may be adversely affected by specific developments, the issuer’s inability to meet specific projected forecasts or the unavailability of additional financing. The risk of loss from default by the issuer is significantly greater for the holders of below investment grade securities because such securities are generally unsecured and are often subordinated to other creditors of the issuer. Prices and yields of below investment grade securities will fluctuate over time and, during periods of economic uncertainty, volatility of below investment grade securities may adversely affect the Fund’s net asset value. In addition, investments in below investment grade zero coupon bonds rather than income- bearing below investment grade securities, may be more speculative and may be subject to greater fluctuations in value due to changes in interest rates.

The Fund may invest up to 10% of its net assets in distressed securities. Distressed securities are securities issued by companies that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition by the Fund. The issuers of such securities may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of these

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companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within the companies. Distressed securities frequently do not produce income while they are outstanding and may require the Fund to bear certain extraordinary expenses in order to protect and recover its investment.

Investments in lower rated or unrated securities may present special tax issues for the Fund to the extent that the issuers of these securities default on their obligations pertaining thereto, and the federal income tax consequences to the Fund as a holder of such distressed securities may not be clear.

Interest Rate Risk

Generally, when market interest rates rise, bond prices fall, and vice versa. Interest rate risk is the risk that the municipal securities in the Fund’s portfolio will decline in value because of increases in market interest rates. As interest rates decline, issuers of municipal securities may prepay principal earlier than scheduled, forcing the Fund to reinvest in lower-yielding securities and potentially reducing the Fund’s income. As interest rates increase, slower than expected principal payments may extend the average life of securities, potentially locking in a below-market interest rate and reducing the Fund’s value. In typical market interest rate environments, the prices of longer-term municipal securities generally fluctuate more than prices of shorter-term municipal securities as interest rates change. Because the Fund will invest primarily in longer-term municipal securities, the net asset value and market price per share will fluctuate more in response to changes in market interest rates than if the Fund invested primarily in shorter-term municipal securities. Because the values of lower-rated and comparable unrated debt securities are affected both by credit risk and interest rate risk, the price movements of such lower grade securities typically have not been highly correlated to the fluctuations of the prices of investment grade quality securities in response to changes in market interest rates. The Fund’s investments in inverse floating rate securities, as described herein under “Inverse Floating Rate Securities Risk,” will tend to increase Common Stock interest rate risk.

Municipal Securities Market Risk

Investing in the municipal securities market involves certain risks. The municipal market is one in which dealer firms make markets in bonds on a principal basis using their proprietary capital, and during the recent market turmoil these firms’ capital was severely constrained. As a result, some firms were unwilling to commit their capital to purchase and to serve as a dealer for municipal bonds. The amount of public information available about the municipal securities in the Fund’s portfolio is generally less than that for corporate equities or bonds, and the investment performance of the Fund may therefore be more dependent on the analytical abilities of Nuveen Asset Management than if the Fund were a stock fund or taxable bond fund. The secondary market for municipal securities, particularly the below investment grade bonds in which the Fund may invest, also tends to be less well-developed or liquid than many other securities markets, which may adversely affect the Fund’s ability to sell its municipal securities at attractive prices or at prices approximating those at which the Fund currently values them.

The ability of municipal issuers to make timely payments of interest and principal may be diminished during general economic downturns and as governmental cost burdens are reallocated among federal, state and local governments. In addition, laws enacted in the future by Congress or state legislatures or referenda could extend the time for payment of principal and/or interest, or impose other constraints on enforcement of such obligations, or on the ability of municipalities to levy taxes. Issuers of municipal securities might seek protection under the bankruptcy laws. In the event of bankruptcy of such an issuer, the Fund could experience delays in collecting principal and interest and the Fund may not, in all circumstances, be able to collect all principal and interest to which it is entitled. To enforce its rights in the event of a default in the payment of interest or repayment of principal, or both, the Fund may take possession of and manage the assets securing the issuer’s obligations on such securities, which may increase the Fund’s operating expenses. Any income derived from the Fund’s ownership or operation of such assets may not be tax-exempt.

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Reinvestment Risk

Reinvestment risk is the risk that income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called bonds at market interest rates that are below the portfolio’s current earnings rate. A decline in income could affect the market price of the shares of Common Stock or their overall returns.

Inverse Floating Rate Securities Risk

The Fund may invest in inverse floating rate securities. Typically, inverse floating rate securities represent beneficial interests in a special purpose trust (sometimes called a “tender option bond trust”) formed by a third party sponsor for the purpose of holding municipal bonds. See “The Fund’s Investments—Municipal Securities—Inverse Floating Rate Securities.” In general, income on inverse floating rate securities will decrease when interest rates increase and increase when interest rates decrease. Investments in inverse floating rate securities may subject the Fund to the risks of reduced or eliminated interest payments and losses of principal.

Inverse floating rate securities may increase or decrease in value at a greater rate than the underlying interest rate, which effectively leverages the Fund’s investment. As a result, the market value of such securities generally will be more volatile than that of fixed rate securities.

The Fund’s investment in inverse floating rate securities will create effective leverage. Any effective leverage achieved through the Fund’s purchase of inverse floating rate securities will create an opportunity for increased Common Stock net income and returns, but will also create the possibility that Common Stock long-term returns will be diminished if the cost of leverage exceeds the return on the inverse floating rate securities purchased by the Fund.

There is no assurance that the Fund’s strategy of investing in inverse floating rate securities will be successful.

Inverse floating rate securities have varying degrees of liquidity based, among other things, upon the liquidity of the underlying securities deposited in a tender option bond trust. The market price of inverse floating rate securities is more volatile than the underlying securities due to leverage. In circumstances where the Fund has a need for cash and the securities in a tender option bond trust are not actively trading, the Fund may be required to sell its inverse floating rate securities at less than favorable prices, or liquidate other Fund portfolio holdings. Also, the holder of the floating rate securities that has provided the leverage associated with the fund’s inverse floating rate securities may cause the fund to purchase or otherwise retire those floating rate securities (i.e., to effectively cause the fund to repay the leverage provided by such holder), which may require the Fund to raise cash through the sale of portfolio securities at times and at prices that are not desirable for the Fund.

Insurance Risk

The Fund may purchase municipal securities that are secured by insurance, bank credit agreements or escrow accounts. The credit quality of the companies that provide such credit enhancements will affect the value of those securities. Certain significant providers of insurance for municipal securities have recently incurred significant losses as a result of exposure to sub-prime mortgages and other lower credit quality investments that have experienced recent defaults or otherwise suffered extreme credit deterioration. As a result, such losses have reduced the insurers’ capital and called into question their continued ability to perform their obligations under such insurance if they are called upon to do so in the future. While an insured municipal security will typically be deemed to have the rating of its insurer, if the insurer of a municipal security suffers a downgrade in its credit rating or the market discounts the value of the insurance provided by the insurer, the rating of the underlying municipal security will be more relevant and the value of the municipal security would more closely, if not entirely, reflect such rating. In such a case, the value of insurance associated with a municipal security would

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decline and may not add any value. The insurance feature of a municipal security does not guarantee the full payment of principal and interest through the life of an insured obligation, the market value of the insured obligation or the net asset value of the Common Stock represented by such insured obligation.

Tax Risk

To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, among other things, the Fund must derive in each taxable year at least 90% of its income from certain prescribed sources and satisfy a diversification test on a quarterly basis. If the Fund fails to satisfy the qualifying income or diversification requirements in any taxable year, the Fund may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. Additionally, relief is provided for certain de minimis failures of the diversification requirements where the Fund corrects the failure within a specified period. If these relief provisions are not available to the Fund for any year in which it fails to qualify as a RIC for any year, all of its taxable income (including its net capital gain) would be subject to tax at regular corporate rates without any deduction for distributions to stockholders, and such distributions would be taxable as ordinary dividends to the extent of the Fund’s current and accumulated earnings and profits.

The value of the Fund’s investments and its net asset value may be adversely affected by changes in tax rates and policies. Because interest income from municipal securities is normally not subject to regular federal income taxation, the attractiveness of municipal securities in relation to other investment alternatives is affected by changes in federal income tax rates or changes in the tax-exempt status of interest income from municipal securities. Any proposed or actual changes in such rates or exempt status, therefore, can significantly affect the demand for and supply, liquidity and marketability of municipal securities. This could in turn affect the Fund’s net asset value and ability to acquire and dispose of municipal securities at desirable yield and price levels. Additionally, the Fund is not a suitable investment for individual retirement accounts, for other tax-exempt or tax-deferred accounts or for investors who are not sensitive to the federal income tax consequences of their investments.

Taxability Risk

The Fund will invest in municipal securities in reliance at the time of purchase on an opinion of bond counsel to the issuer that the interest paid on those securities will be excludable from gross income for federal income tax purposes, and Nuveen Asset Management will not independently verify that opinion. Subsequent to the Fund’s acquisition of such a municipal security, however, the security may be determined to pay, or to have paid, taxable income. As a result, the treatment of dividends previously paid or to be paid by the Fund as “exempt-interest dividends” could be adversely affected, subjecting the Fund’s shareholders to increased federal income tax liabilities.

The IRS may determine that a municipal bond issued as tax-exempt should in fact be taxable. If the Fund held such a bond, it might have to distribute taxable ordinary income dividends or reclassify as taxable income previously distributed as exempt-interest dividends.

Distributions of ordinary taxable income (including any net short-term capital gain) will be taxable to shareholders as ordinary income (and not eligible for favorable taxation as “qualified dividend income”), and capital gain dividends will be subject to capital gains taxes. See “Tax Matters.”

Borrowing Risks

The Fund may borrow for temporary or emergency purposes, or to repurchase its shares. Borrowing may exaggerate changes in the net asset value of the Fund’s shares and may affect the Fund’s net income. When the Fund borrows money, it must pay interest and other fees, which will reduce the fund’s returns if such costs exceed

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the returns on the portfolio securities purchased or retained with such borrowings. Any such borrowings are intended to be temporary. However, under certain market conditions, including periods of low demand or decreased liquidity in the municipal bond market such borrowings might be outstanding for longer periods of time.

Other Investment Companies Risk

The Fund may invest in the securities of other investment companies. Such securities may be leveraged. As a result, the Fund may be indirectly exposed to leverage through an investment in such securities. Utilization of leverage is a speculative investment technique and involves certain risks. An investment in securities of other investment companies that are leveraged may expose the Fund to higher volatility in the market value of such securities and the possibility that the Fund’s long-term returns on such securities (and, indirectly, the long-term returns of the Common Stock) will be diminished.

Inflation Risk

Inflation risk is the risk that the value of assets or income from investment will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of Common Stock and the distributions can decline. In addition, during any period of rising inflation, interest rates on borrowings would likely increase, which would tend to further reduce returns to Common Stockholders.

Sector and Industry Risk

The Fund may invest up to 25% of its net assets in municipal securities in any one industry or in any one state of origin. In addition, subject to the concentration limits of the Fund’s investment policies and guidelines, the Fund may invest a significant portion of its net assets in certain sectors of the municipal securities market, such as hospitals and other health care facilities, charter schools and other private educational facilities, special taxing districts and start-up utility districts, and private activity bonds including industrial development bonds on behalf of transportation companies such as airline companies, whose credit quality and performance may be more susceptible to economic, business, political, regulatory and other developments than other sectors of municipal issuers. If the Fund invests a significant portion of its net assets in the sectors noted above, the Fund’s performance may be subject to additional risk and variability. To the extent that the Fund focuses its net assets in the hospital and healthcare facilities sector, for example, the Fund will be subject to risks associated with such sector, including adverse government regulation and reduction in reimbursement rates, as well as government approval of products and services and intense competition. Securities issued with respect to special taxing districts will be subject to various risks, including real-estate development related risks and taxpayer concentration risk. Further, the fees, special taxes or tax allocations and other revenues established to secure the obligations of securities issued with respect to special taxing districts are generally limited as to the rate or amount that may be levied or assessed and are not subject to increase pursuant to rate covenants or municipal or corporate guarantees. Charter schools and other private educational facilities are subject to various risks, including the reversal of legislation authorizing or funding charter schools, the failure to renew or secure a charter, the failure of a funding entity to appropriate necessary funds and competition from alternatives such as voucher programs. Issuers of municipal utility securities can be significantly affected by government regulation, financing difficulties, supply and demand of services or fuel and natural resource conservation. The transportation sector, including airports, airlines, ports and other transportation facilities, can be significantly affected by changes in the economy, fuel prices, labor relations, insurance costs and government regulation.

The Fund presently intends to limit investments in tobacco settlement bonds to 10% of its net assets. Tobacco settlement bonds are municipal securities that are backed solely by expected revenues to be derived from lawsuits involving tobacco related deaths and illnesses which were settled between certain states and American tobacco companies. Tobacco settlement bonds are secured by an issuing state’s proportionate share in the Master Settlement Agreement (“MSA”). The MSA is an agreement, reached out of court in November 1998 between 46 states and nearly all of the U.S. tobacco manufacturers. Under the terms of the MSA, the actual

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amount of future settlement payments by tobacco manufacturers is dependent on many factors, including, but not limited to, annual domestic cigarette shipments, reduced cigarette consumption, increased taxes on cigarettes, inflation, financial capability of tobacco companies, continuing litigation and the possibility of tobacco manufacturer bankruptcy. Payments made by tobacco manufacturers could be negatively impacted if the decrease in tobacco consumption is significantly greater than the forecasted decline.

Special Risks Related to Certain Municipal Obligations

The Fund may invest in municipal leases and certificates of participation in such leases. Municipal leases and certificates of participation involve special risks not normally associated with general obligations or revenue bonds. Leases and installment purchase or conditional sale contracts (which normally provide for title to the leased asset to pass eventually to the governmental issuer) have evolved as a means for governmental issuers to acquire property and equipment without meeting the constitutional and statutory requirements for the issuance of debt. The debt issuance limitations are deemed to be inapplicable because of the inclusion in many leases or contracts of “non-appropriation” clauses that relieve the governmental issuer of any obligation to make future payments under the lease or contract unless money is appropriated for such purpose by the appropriate legislative body on a yearly or other periodic basis. In addition, such leases or contracts may be subject to the temporary abatement of payments in the event the governmental issuer is prevented from maintaining occupancy of the leased premises or utilizing the leased equipment. Although the obligations may be secured by the leased equipment or facilities, the disposition of the property in the event of non-appropriation or foreclosure might prove difficult, time consuming and costly, and may result in a delay in recovering or the failure to fully recover the Fund’s original investment. In the event of non-appropriation, the issuer would be in default and taking ownership of the assets may be a remedy available to the Fund, although the Fund does not anticipate that such a remedy would normally be pursued. To the extent that the Fund invests in unrated municipal leases or participates in such leases, the credit quality rating and risk of cancellation of such unrated leases will be monitored on an ongoing basis. Certificates of participation, which represent interests in unmanaged pools of municipal leases or installment contracts, involve the same risks as the underlying municipal leases. In addition, the Fund may be dependent upon the municipal authority issuing the certificates of participation to exercise remedies with respect to the underlying securities. Certificates of participation also entail a risk of default or bankruptcy, both of the issuer of the municipal lease and also the municipal agency issuing the certificate of participation.

Derivatives Risk, Including the Risk of Swaps

The Fund’s use of derivatives involves risks different from, and possibly greater than, the risks associated with investing directly in the investments underlying the derivatives. Whether the Fund’s use of derivatives is successful will depend on, among other things, if Nuveen Asset Management correctly forecasts market values, interest rates and other applicable factors. If Nuveen Asset Management incorrectly forecasts these and other factors, the investment performance of the Fund will be unfavorably affected. In addition, the derivatives market is largely unregulated. It is possible that developments in the derivatives market could adversely affect the Fund’s ability to successfully use derivative instruments.

The Fund may enter into debt-related derivatives instruments including credit swap default contracts and interest rate swaps. Like most derivative instruments, the use of swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. In addition, the use of swaps requires an understanding by Nuveen Asset Management not only of the referenced asset, rate or index, but also of the swap itself. Because they are two-party contracts and because they may have terms of greater than seven days, swap agreements may be considered to be illiquid. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. It is possible that developments in the swaps market, including potential government regulation, could adversely affect the Fund’s ability to terminate existing swap agreements or to realize amounts to be received under such agreements. See also, “—Counterparty Risk”, “—Hedging Risk” and the SAI.

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Counterparty Risk

Changes in the credit quality of the companies that serve as the Fund’s counterparties with respect to derivatives, insured municipal securities or other transactions supported by another party’s credit will affect the value of those instruments. Certain entities that have served as counterparties in the markets for these transactions have recently incurred significant financial hardships including bankruptcy and losses as a result of exposure to sub-prime mortgages and other lower quality credit investments that have experienced recent defaults or otherwise suffered extreme credit deterioration. As a result, such hardships have reduced these entities’ capital and called into question their continued ability to perform their obligations under such transactions. By using such derivatives or other transactions, the Fund assumes the risk that its counterparties could experience similar financial hardships.

Hedging Risk

The Fund’s use of derivatives or other transactions to reduce risk involves costs and will be subject to Nuveen Asset Management’s ability to predict correctly changes in the relationships of such hedge instruments to the Fund’s portfolio holdings or other factors. No assurance can be given that Nuveen Asset Management’s judgment in this respect will be correct. In addition, no assurance can be given that the Fund will enter into hedging or other transactions at times or under circumstances in which it may be advisable to do so.

Deflation Risk

Deflation risk is the risk that prices throughout the economy decline over time, which may have an adverse effect on the market valuation of companies, their assets and revenues. In addition, deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio.

Illiquid Securities Risk

The Fund may invest in municipal securities and other instruments that, at the time of investment, are illiquid. Illiquid securities are securities that are not readily marketable and may include some restricted securities, which are securities that may not be resold to the public without an effective registration statement under the 1933 Act, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. Illiquid securities involve the risk that the securities will not be able to be sold at the time desired by the Fund or at prices approximating the value at which the Fund is carrying the securities on its books.

Market Disruption Risk

Certain events have a disruptive effect on the securities markets, such as terrorist attacks (including the terrorist attacks in the U.S. on September 11, 2001), war and other geopolitical events. The Fund cannot predict the effects of similar events in the future on the U.S. economy. Below investment grade securities tend to be more volatile than higher rated securities so that these events and any actions resulting from them may have a greater impact on the prices and volatility of below investment grade securities than on higher rated securities.

Impact of Offering Methods Risk

The issuance of Common Stock through the various methods described in this Prospectus may have an adverse effect on prices in the secondary market for the Fund’s Common Stock by increasing the number of shares of Common Stock available for sale. In addition, shares of Common Stock may be issued at a discount to the market price for such Common Stock, which may put downward pressure on the market price for shares of Common Stock of the Fund.

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Reliance on Investment Adviser and Sub-adviser

The Fund is dependent upon services and resources provided by its investment adviser, NFA, and Sub-adviser, Nuveen Asset Management, and therefore their parent, Nuveen Investments. Nuveen Investments has a substantial amount of indebtedness. Nuveen Investments, through its own business or the financial support of its affiliates, may not be able to generate sufficient cash flow from operations or ensure that future borrowings will be available in an amount sufficient to enable it to pay its indebtedness with scheduled maturities beginning in 2014 or to fund its other liquidity needs. Nuveen Investments’ failure to satisfy the terms of its indebtedness, including covenants therein, may generally have an adverse effect on the financial condition of Nuveen Investments.

Certain Affiliations

Certain broker-dealers may be considered to be affiliated persons of the Fund, NFA and/or Nuveen Investments. Absent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions. This could limit the Fund’s ability to engage in securities transactions, purchase certain adjustable rate senior loans, if applicable, and take advantage of market opportunities.

Anti-Takeover Provisions

The Fund’s Articles of Incorporation includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. These provisions could have the effect of depriving the Common Stockholders of opportunities to sell their Common Stock at a premium over the then current market price of the shares of Common Stock. See “Certain Provisions in the Articles of Incorporation.”

HOW THE FUND MANAGES RISK

Investment Limitations

The Fund has adopted certain investment limitations designed to limit investment risk and maintain portfolio diversification. These limitations are fundamental and may not be changed without the approval of the holders of a “majority of the outstanding” Common Stock. See “Investment Objectives” in the SAI for information about these guidelines and a complete list of the fundamental and non-fundamental investment policies of the Fund.

Quality of Investments

Under normal circumstances the Fund will invest at least 80% of its net assets in investment grade quality municipal securities. Investment grade quality securities are those that are, at the time of investment either, (i) rated by one of the NRSROs that rate such securities within the four highest letter grades (including BBB or Baa or better by S&P, Moody’s or Fitch), or (ii) unrated by any NRSRO but judged to be of comparable quality by Nuveen Asset Management. Investment grade securities may include split-rated securities.

No Preferred Shares

Unless otherwise approved by shareholders, the Fund will not leverage its capital structure by issuing senior securities such as preferred shares or debt instruments. However, the Fund may borrow for temporary, emergency or other purposes as permitted by the 1940 Act and invest in certain instruments, including inverse floating rate securities, that have the economic effect of financial leverage.

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Derivative Instruments

As previous noted, the Fund may invest in certain derivative instruments in pursuit of its investment objectives. Such instruments include financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts, or other derivative instruments. Nuveen Asset Management may use derivative instruments to seek to enhance return, to hedge some of the risk of the Fund’s investments in municipal securities or as a substitute for a position in the underlying asset. These types of hedging strategies may generate taxable income.

MANAGEMENT OF THE FUND

Directors and Officers

The Board of Directors is responsible for the management of the Fund, including supervision of the duties performed by NFA. The names and business addresses of the directors and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.

Investment Adviser, Sub-Adviser and Portfolio Manager

NFA, the Fund’s investment adviser, offers advisory and investment management services to a broad range of mutual fund and closed-end fund clients is responsible for the Fund’s overall investment strategy and its implementation. NFA also is responsible for managing the Fund’s business affairs and providing certain clerical, bookkeeping and other administrative services.

NFA, 333 West Wacker Drive, Chicago, Illinois 60606, a registered investment adviser, is a wholly owned subsidiary of Nuveen Investments, Inc. (“Nuveen Investments”). Founded in 1898, Nuveen Investments and its affiliates had approximately $206 billion of assets under management as of March 31, 2011.

Nuveen Asset Management, 333 West Wacker Drive, Chicago, Illinois 60606, serves as the Fund’s sub-adviser, pursuant to a sub-advisory agreement between NFA and Nuveen Asset Management. Nuveen Asset Management is a registered investment adviser, and a wholly-owned subsidiary of NFA. Nuveen Asset Management oversees day-to-day operations and provides portfolio management services to the Fund. Pursuant to the sub-advisory agreement, Nuveen Asset Management will be compensated for the services it provides to the fund with a portion of the management fee NFA receives from the Fund. NFA and Nuveen Asset Management retain the right to reallocate investment advisory responsibilities and fees between themselves in the future.

Nuveen Asset Management manages the funds using a team of analysts and portfolio managers that focuses on a specific group of funds. The day-to-day operation of the Fund and the execution of its specific investment strategies is the primary responsibility of Thomas C. Spalding, Jr., the designated portfolio manager of the Fund.

Thomas Spalding, CFA, is Vice President and Senior Investment Officer of Nuveen Investments. He has direct investment responsibility for the National Long Term funds. He joined Nuveen in 1976 as assistant portfolio manager and has been the portfolio manager of the Nuveen Municipal Value Fund, Nuveen’s first closed-end exchange traded fund, since its inception in 1987. Currently, he manages investments for 21 Nuveen sponsored investment companies.

Additional information about the portfolio manager’s compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund is provided in the SAI. The SAI is available free of charge by calling (800) 257-8787 or by visiting the Fund’s website at www.nuveen.com. The information contained in, or that can be accessed through, the Fund’s website is not part of this prospectus of the SAI.

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Investment Management and Sub-Advisory Agreements

Pursuant to an investment management agreement between NFA and the Fund, the Fund has agreed to pay an annual management fee for the services and facilities provided by NFA, payable on a monthly basis, based on the sum of a fund-level fee and a complex-level fee, as described below.

Fund-Level Fee.    The annual fund-level fee for the Fund, payable monthly, is calculated according to the following schedule:

Average Daily Net Assets	Fund-Level Fee Rate
For the first $500 million	.1500%
For the next $500 million	.1250%
For net assets over $1 billion	.1000%

In addition, the Fund pays an annual management fee, payable monthly, based on gross interest income (excluding interest on bonds underlying a “self-deposited inverse floater” trust that is attributed to the Fund over and above the net interest earned on the inverse floater itself) as follows:

Gross Interest Income	Gross Income Fee Rate
For the first $50 million	4.125%
For the next $50 million	4.000%
For gross income over $100 million	3.875%

Complex-Level Fee.    The annual complex-level fee for the Fund, payable monthly, is calculated according to the following schedule:

Complex-Level Managed Asset Breakpoint Level*	Effective Rate at Breakpoint Level
$55 billion	0.2000%
$56 billion	0.1996%
$57 billion	0.1989%
$60 billion	0.1961%
$63 billion	0.1931%
$66 billion	0.1900%
$71 billion	0.1851%
$76 billion	0.1806%
$80 billion	0.1773%
$91 billion	0.1691%
$125 billion	0.1599%
$200 billion	0.1505%
$250 billion	0.1469%
$300 billion	0.1445%

*	Managed assets include closed-end fund assets managed by NFA that are attributable to financial leverage. For these purposes, financial leverage includes the funds’ use of preferred stock and borrowings and certain investments in the residual interest certificates (also called inverse floating rate securities) in tender option bond (TOB) trusts, including the portion of assets held by a TOB trust that has been effectively financed by the trust’s issuance of floating rate securities, subject to an agreement by NFA as to certain funds to limit the amount of such assets for determining managed assets in certain circumstances. The complex-level fee is calculated based upon the aggregate daily managed assets of all Nuveen funds that constitute “eligible assets.” Eligible assets do not include assets attributable to investments in other Nuveen funds or assets in excess of $2 billion added to the Nuveen fund complex in connection with NFA’s assumption of the management of the former First American Funds effective January 1, 2011. As of March 31, 2011, the complex-level fee rate for the Fund was .1799%.

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Pursuant to an investment sub-advisory agreement between NFA and Nuveen Asset Management, Nuveen Asset Management will receive from NFA a management fee equal to 71.4286% of NFA’s net management fee from the Fund.

The management fee compensates NFA for overall investment advisory and administrative services and general office facilities. The Fund pays all other costs and expenses of its operations, including compensation of its directors (other than those affiliated with NFA or Nuveen Asset Management), custodian, transfer agency and dividend disbursing expenses, legal fees, expenses of independent auditors, expenses of repurchasing shares, expenses associated with any borrowings, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies, and taxes, if any.

A discussion regarding the basis for the Board of Directors’ approval of the investment management and investment sub-advisory agreements for the Fund is available in the Fund’s annual report to shareholders dated October 31 of each year.

Legal Proceedings

Thirty-three Nuveen leveraged closed-end funds (not including the Fund) each received a demand letter from a law firm on behalf of purported holders of the fund’s common shares. Each letter alleged that NFA (the fund’s investment adviser) and the fund’s officers and Board of Directors or Trustees, as applicable (the “Board of Trustees”) breached their fiduciary duties by favoring the interests of holders of the fund’s ARPS over those of its common shareholders in connection with each fund’s ARPS refinancing and/or redemption activities, and demanded that the Board take action to remedy those alleged breaches. In response to the demand letters, each fund’s Board of Trustees established a Demand Committee of certain of its disinterested and independent members to investigate the claims. The Demand Committee retained independent counsel to assist it in conducting its investigation. Based upon its investigation, the Demand Committee found that it was not in the best interests of each fund or its shareholders to take the actions suggested in the demand letters, and recommended that the full Board reject the demands made in the demand letters. After reviewing the findings and recommendation of the Demand Committee, the full Board of each fund unanimously adopted the Demand Committee’s recommendation and each of the thirty-three funds have rejected the demands in the demand letters.

Subsequently, all thirty-three funds that received demand letters (not including the Fund) and one fund that did not receive a demand letter were named as nominal defendants in four putative shareholder derivative action complaints filed in the Circuit Court of Cook County, Illinois, Chancery Division (the “Cook County Chancery Court”). The four putative shareholder actions have since been consolidated into one shareholder derivative action complaint captioned Martin Safier, et al., v. Nuveen Asset Management, et al., filed in the Cook County Chancery Court on February 18, 2011 (the “Complaint”). The Complaint was filed on behalf of purported holders of each fund’s common shares and also names NFA as a defendant, together with current and former officers and a trustee of each of the funds (together with the nominal defendants, collectively, the “Defendants”). The Complaint contains the same basic allegations contained in the demand letters. The suit seeks a declaration that the Defendants have breached their fiduciary duties, an order directing the Defendants not to redeem any ARPS at their liquidation value using fund assets, indeterminate monetary damages in favor of the funds and an award of plaintiffs’ costs and disbursements in pursuing the action. The plaintiffs in the action also filed a motion for preliminary injunction to stop the funds subject to the lawsuit from redeeming additional ARPS during the pendency of the lawsuit. The court rejected that motion on November 23, 2010.

NFA believes that the Complaint is without merit, and intends to defend vigorously against these charges. NFA also believes that the Complaint will not have a material adverse effect on the ability of NFA to perform its obligations under its investment advisory contract with any of the Nuveen leveraged closed-end funds, including the Fund.

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NET ASSET VALUE

The Fund’s net asset value per share is determined as of the close of regular session trading (normally 4:00 p.m. eastern time) on each day the New York Stock Exchange is open for business. Net asset value is calculated by taking the market value of the Fund’s total assets, including interest or dividends accrued but not yet collected, less all liabilities, and dividing by the total number of shares outstanding. The result, rounded to the nearest cent, is the net asset value per share. All valuations are subject to review by the Fund’s Board of Directors or its delegate.

In determining net asset value, expenses are accrued and applied daily and securities and other assets for which market quotations are available are valued at market value. The prices of municipal bonds are provided by a pricing service approved by the Fund’s Board of Directors. When market price quotes are not readily available (which is usually the case for municipal securities), the pricing service, or, in the absence of a pricing service for a particular security, the Board of Directors of the Fund, or its designee, may establish fair market value using a wide variety of market data including yields or prices of municipal bonds of comparable quality, type of issue, coupon, maturity and rating, market quotes or indications of value from securities dealers, evaluations of anticipated cash flows or collateral, general market conditions and other information and analysis, including the obligor’s credit characteristics considered relevant by the pricing service or the Board of Directors’ designee. Exchange-listed securities are generally valued at the last sales price on the securities exchange on which such securities are primarily traded. Securities traded on a securities exchange for which there are no transactions on a given day or securities not listed on a securities exchange are valued at the mean of the closing bid and asked prices. Securities traded on Nasdaq are valued at the Nasdaq Official Closing Price. Temporary investments in securities that have variable rate and demand features qualifying them as short-term investments are valued at amortized cost, which approximates market value. See “Net Asset Value” in the SAI for more information.

DISTRIBUTIONS

The Fund pays regular monthly cash distributions to Common Stockholders at a level rate (stated in terms of a fixed cents per share of Common Stock dividend rate) that reflects the past and projected performance of the Fund.

The Fund’s ability to maintain a level dividend rate will depend on a number of factors. The net income of the Fund consists of all interest income accrued on portfolio assets less all expenses of the Fund. Expenses of the Fund are accrued each day. Over time, all the net investment income of the Fund will be distributed. At least annually, the Fund also intends to effectively distribute substantially all of its net capital gain and ordinary taxable income, if any. Although it does not now intend to do so, the Board of Directors may change the Fund’s dividend policy and the amount or timing of the distributions, based on a number of factors, including the amount of the Fund’s undistributed net investment income and historical and projected investment income.

As explained more fully below in “Tax Matters,” at least annually, the Fund may elect to retain rather than distribute all or a portion of any net capital gain (which is the excess of net long-term capital gain over net short-term capital loss) otherwise allocable to Common Stockholders and pay federal income tax on the retained gain. As provided under federal tax law, Common Stockholders of record as of the end of the Fund’s taxable year will include their attributable share of the retained net capital gain in their income for the year as a long-term capital gain (regardless of their holding period in the Common Stock), and will be entitled to an income tax credit or refund for the tax deemed paid on their behalf by the Fund.

The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time.

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DIVIDEND REINVESTMENT PLAN

If your Common Stock is registered directly with the Fund or if you hold your Common Stock with a brokerage firm that participates in the Fund’s Dividend Reinvestment Plan (the “Plan”), you may elect to have all dividends, including any capital gain dividends, on your shares of Common Stock automatically reinvested by the Plan Agent (defined below) in additional shares of Common Stock under the Plan. You may elect to participate in the Plan by completing the Dividend Reinvestment Plan Application Form. If you do not participate, you will receive all distributions in cash paid by check mailed directly to you or your brokerage firm by State Street Bank and Trust Company as dividend paying agent (the “Plan Agent”).

If you decide to participate in the Plan, the number of shares of Common Stock you will receive will be determined as follows:

(1) If shares of Common Stock are trading at or above net asset value at the time of valuation, the Fund will issue new shares at the then current market price;

(2) If shares of Common Stock are trading below net asset value at the time of valuation, the Plan Agent will receive the dividend or distribution in cash and will purchase shares of Common Stock in the open market, on the NYSE or elsewhere, for the participants’ accounts. It is possible that the market price for the shares of Common Stock may increase before the Plan Agent has completed its purchases. Therefore, the average purchase price per share paid by the Plan Agent may exceed the market price at the time of valuation, resulting in the purchase of fewer shares than if the dividend or distribution had been paid in shares of Common Stock issued by the Fund. The Plan Agent will use all dividends and distributions received in cash to purchase shares of Common Stock in the open market within 30 days of the valuation date. Interest will not be paid on any uninvested cash payments; or

(3) If the Plan Agent begins purchasing Fund shares on the open market while shares are trading below net asset value, but the Fund’s shares subsequently trade at or above their net asset value before the Plan Agent is able to complete its purchases, the Plan Agent may cease open-market purchases and may invest the uninvested portion of the distribution in newly-issued Fund shares at a price equal to the greater of the shares’ net asset value or 95% of the shares’ market value.

You may withdraw from the Plan at any time by giving written notice to the Plan Agent. If you withdraw or the Plan is terminated, you will receive whole shares in your account under the Plan and you will receive a cash payment for any fraction of a share in your account. If you wish, the Plan Agent will sell your shares and send you the proceeds, minus brokerage commissions and a $2.50 service fee.

The Plan Agent maintains all shareholders’ accounts in the Plan and gives written confirmation of all transactions in the accounts, including information you may need for tax records. Shares of Common Stock in your account will be held by the Plan Agent in non-certificated form. Any proxy you receive will include all shares of Common Stock you have received under the Plan.

There is no brokerage charge for reinvestment of your dividends or distributions in shares of Common Stock. However, all participants will pay a pro rata share of brokerage commissions incurred by the Plan Agent when it makes open market purchases.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions.

If you hold your Common Stock with a brokerage firm that does not participate in the Plan, you will not be able to participate in the Plan and any dividend reinvestment may be effected on different terms than those described above. Consult your financial advisor for more information.

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The Fund reserves the right to amend or terminate the Plan if in the judgment of the Board of Directors the change is warranted. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. Additional information about the Plan may be obtained by writing to State Street Bank and Trust Company, Attn: ComputerShare Nuveen Investments, P.O. Box 43071, Providence, Rhode Island 02940-3071 or by calling (800) 257-8787.

PLAN OF DISTRIBUTION

The Fund may sell the Common Stock offered under this Prospectus through

•	at-the-market transactions;

•	underwriting syndicates; and

•	privately negotiated transactions.

The Fund will bear the expenses of the Offering, including but not limited to, the expenses of preparation of the Prospectus and SAI for the Offering and the expense of counsel and auditors in connection with the Offering.

Distribution Through At-the-Market Transactions

The Fund has entered into a Distribution Agreement with Nuveen, and Nuveen has entered into an Equity Distribution Agreement (the “Selected Dealer Agreement”) with Stifel Nicolaus & Company, Incorporated (“Stifel Nicolaus”), pursuant to which Stifel Nicolaus will act as the exclusive sub-placement agent with respect to at-the-market offerings of the Common Stock. A form of the Selected Dealer Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The summary of the Selected Dealer Agreement contained herein is qualified by reference to the Selected Dealer Agreement.

Common Stock will only be sold on such days as shall be agreed to by the Fund, Nuveen and Stifel Nicolaus. Shares of Common Stock will be sold at market prices, which shall be determined with reference to trades on the NYSE, subject to a minimum price to be established each day by Nuveen. The minimum price on any day will not be less than the current net asset value per share of Common Stock plus the per share amount of the commission to be paid to Nuveen. Nuveen and Stifel Nicolaus, will suspend the sale of Common Stock if the per share price of the shares is less than the minimum price.

The Fund will compensate Nuveen with respect to sales of the Common Stock at a commission rate of up to 1% of the gross proceeds of the sale of Common Stock. Nuveen will compensate Stifel Nicolaus at a fixed rate of .8% of the gross proceeds of the sale of Common Stock sold by Stifel Nicolaus. Settlements of sales of Common Stock will occur on the third business day following the date on which any such sales are made.

In connection with the sale of the Common Stock on behalf of the Fund, Nuveen may be deemed to be an underwriter within the meaning of the 1933 Act, and the compensation of Nuveen may be deemed to be underwriting commissions or discounts. Unless otherwise indicated in a Prospectus supplement, Nuveen and Stifel Nicolaus will act on a reasonable efforts basis.

The offering of Common Stock pursuant to the Selected Dealer Agreement will terminate upon the earlier of (i) the sale of all shares of Common Stock subject thereto or (ii) termination of the Selected Dealer Agreement. Each of Nuveen and Stifel Nicolaus have the right to terminate the Selected Dealer Agreement in its discretion at any time.

In connection with an inquiry by FINRA into the activities of Nuveen, a registered broker-dealer affiliate of NFA and Nuveen Asset Management that is involved in the offering of the Fund’s shares of Common Stock through the ATM Program, in marketing and distributing MuniPreferred shares and FundPreferred shares (the

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latter being preferred shares issued by certain Nuveen non-municipal closed-end funds), FINRA staff members have notified Nuveen that they have made a preliminary determination to recommend that disciplinary action be brought against Nuveen. The potential charges recommended by the FINRA staff in such action would allege that certain MuniPreferred share and FundPreferred share marketing materials provided by Nuveen were false and misleading from 2006 to 2008, and also would allege failures by Nuveen relating to its supervisory system with respect to the marketing of MuniPreferred and FundPreferred shares. The FINRA staff has provided Nuveen an opportunity to make a written submission to FINRA to aid FINRA’s consideration of whether to revise and/or go forward with the staff’s preliminary determination to recommend disciplinary action. Nuveen has made such a submission responding to the potential allegations and asserting its defenses. Nuveen anticipates continuing to discuss these matters with the FINRA staff.

The Fund currently intends to distribute the shares offered pursuant to this Prospectus primarily through at-the-market transactions, although from time to time it may also distribute shares through an underwriting syndicate or a privately negotiated transaction. To the extent shares are distributed other than through at-the-market transactions, the Fund will file a supplement to this Prospectus describing such transactions.

As of July 29, 2011, the Fund has sold in this offering an aggregate of 208,955 shares of Common Stock, representing net proceeds to the Fund of $1,880,763, after payment of commissions on $208,955 in the aggregate.

Distribution Through Underwriting Syndicates

The Fund from time to time may issue additional Common Stock through a syndicated secondary offering. In order to limit the impact on the market price of the Fund’s shares of Common Stock, underwriters will market and price the offering on an expedited basis (e.g., overnight or similarly abbreviated offering period). The Fund will launch a syndicated offering on a day, and upon terms, mutually agreed upon between the Fund, Nuveen, one of the Fund’s underwriters, and the underwriting syndicate.

The Fund will offer its shares at price equal to a specified discount of up to 5% from the closing market price of the Fund’s shares of Common Stock on the day prior to the offering date. The applicable discount will be negotiated by the Fund and Nuveen in consultation with the underwriting syndicate on a transaction-by-transaction basis. The Fund will compensate the underwriting syndicate out of the proceeds of the offering based upon a sales load of up to 4% of the gross proceeds of the sale of Common Stock. The minimum net proceeds per share to the Fund will not be less than the greater of (i) the Fund’s latest net asset value per share of Common Stock or (ii) 91% of the closing market price of the shares of the Fund’s Common Stock on the day prior to the offering date.

Distribution Through Privately Negotiated Transactions

The Fund, through Nuveen, from time to time may sell directly to, and solicit offers from, institutional and other sophisticated investors, who may be deemed to be underwriters as defined in the 1933 Act for any resale of Common Stock. No sales commissions or other compensation will be paid to Nuveen or any other FINRA member in connection with such transactions.

The terms of such privately negotiated transactions will be subject to the discretion of the management of the Fund. In determining whether to sell Common Stock through a privately negotiated transaction, the Fund will consider relevant factors including, but not limited to, the attractiveness of obtaining additional funds through the sale of Common Stock, the purchase price to apply to any such sale of Common Stock and the person seeking to purchase the Common Stock.

Shares of Common Stock issued by the Fund through privately negotiated transactions will be issued at a price equal to the greater of (i) the net asset value per share of the Fund’s Common Stock or (ii) at a discount ranging from 0% to 5% of the average daily closing market price of the shares of the Fund’s Common Stock at the close of business on the two business days preceding the date upon which Common Stock are sold pursuant to the privately negotiated transaction. The applicable discount will be determined by the Fund on a transaction-by-transaction basis.

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DESCRIPTION OF SHARES

Common Stock

The Articles of Incorporation authorize the issuance of 350,000,000 shares of Common Stock. The Common Stock being offered has a par value of $0.01 per share and has equal rights to the payment of dividends and the distribution of assets upon liquidation of the Fund. The shares of Common Stock being offered will, when issued, be fully paid and, subject to matters discussed under “Certain Provisions in the Articles of Incorporation,” non-assessable, and will have no preemptive, conversion or exchange rights or rights to cumulative voting. As previously noted, unless otherwise approved by shareholders, the Fund will not issue senior securities such as preferred shares or debt instruments. However, if the Fund issues preferred shares, the Common Stockholders will not be entitled to receive any cash distributions from the Fund unless all accrued dividends on preferred shares have been paid, and unless asset coverage (as defined in the 1940 Act) with respect to preferred shares would be at least 200% after giving effect to the distributions. See “—Other Shares” below.

The Common Stock has been approved for listing on the NYSE, subject to notice of issuance. The Fund intends to hold annual meetings of shareholders so long as the Common Stock is listed on a national securities exchange and such meetings are required as a condition to such listing. The Fund will not issue share certificates.

Unlike open-end funds, closed-end funds like the Fund do not provide daily redemptions. Rather, if a shareholder determines to buy additional shares of Common Stock or sell shares already held, the shareholder may conveniently do so by trading on the exchange through a broker or otherwise. Shares of closed-end investment companies may frequently trade on an exchange at prices lower than net asset value. Shares of closed-end investment companies like the Fund have during some periods traded at prices higher than net asset value and have during other periods traded at prices lower than net asset value.

Because the market value of the shares of Common Stock may be influenced by such factors as distribution levels (which are in turn affected by expenses), call protection, dividend stability, portfolio credit quality, net asset value, relative demand for and supply of such shares in the market, general market and economic conditions, and other factors beyond the control of the Fund, the Fund cannot assure you that shares of Common Stock will trade at a price equal to or higher than net asset value in the future. The Common Stock is designed primarily for long-term investors, and investors in the Common Stock should not view the Fund as a vehicle for trading purposes. See “Repurchase of Fund Shares; Conversion to Open-End Fund.”

Other Shares

As previously noted, as a fundamental investment policy, the Fund will not issue senior securities such as preferred shares or debt instruments without the approval of Common Stockholders. For additional information, see the SAI under “Description of Shares—No Preferred Shares.”

CERTAIN PROVISIONS IN THE ARTICLES OF INCORPORATION

Shareholder and Director Liability. Under the Minnesota Business Corporation Act, a subscriber for shares or a shareholder of a corporation is under no obligation to the corporation or its creditors with respect to the shares subscribed for or owned, except to pay the corporation the full agreed-upon consideration for the shares. However, a shareholder who receives a distribution which is made in violation of the Minnesota Business Corporation Act’s limitations on distributions is liable to the corporation to the extent that the distribution exceeded the amount that properly could have been paid.

The Articles of Incorporation provide that the Fund’s obligations are not binding upon the Fund’s directors individually, but only upon the Fund’s assets and property and provide for the indemnification of directors individually by the Fund for certain liabilities arising out of the performance of their duties to the Fund to the

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maximum extent permitted under Minnesota law. Nothing in the Articles of Incorporation, however, protects a director against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Anti Takeover Provisions. The Articles of Incorporation include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. The Articles of Incorporation require the Board of Directors be divided into three classes with staggered terms. See the SAI under “Management of the Fund.” This provision in the Articles of Incorporation could delay for up to two years the replacement of a majority of the Board of Directors. Specifically, the Articles of Incorporation require a vote by holders of at least two-thirds of the outstanding Common Stock to authorize (1) a conversion of the Fund from a closed-end to an open-end investment company, (2) a merger or consolidation of the Fund with any corporation or a reorganization or recapitalization (3) a sale, lease or transfer of all or substantially all of the Fund’s assets (other than in the regular course of the Fund’s investment activities), (4) a liquidation or dissolution of the Fund, unless such action has previously been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of directors fixed in accordance with the By-Laws, or (5) a removal of directors by shareholders, and then only for cause, in which case the affirmative vote of the holders of at least two-thirds of the Fund’s outstanding Common Stock is required. Approval of shareholders is not required, however, for any transaction, whether deemed a merger, consolidation, reorganization or otherwise whereby the Fund issues shares in connection with the acquisition of assets (including those subject to liabilities) from any other investment company or similar entity. None of the foregoing provisions may be amended except by the vote of at least two-thirds of the outstanding Common Stock. See the SAI under “Certain Provisions in the Articles of Incorporation.”

The provisions of the Articles of Incorporation described above could have the effect of depriving the Common Stockholders of opportunities to sell their shares of Common Stock at a premium over the then current market price of the shares of Common Stock by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a third party. They provide, however, the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund’s investment objectives and policies. The Board of Directors of the Fund has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Fund and its Common Stockholders.

Reference should be made to the Articles of Incorporation on file with the SEC for the full text of these provisions.

REPURCHASE OF FUND SHARES; CONVERSION TO OPEN-END FUND

The Fund is a closed-end investment company and as such its shareholders will not have the right to cause the Fund to redeem their shares. Instead, the shares of Common Stock will trade in the open market at a price that will be a function of several factors, including dividend levels (which are in turn affected by expenses), net asset value, call protection, dividend stability, portfolio credit quality, relative demand for and supply of such shares in the market, general market and economic conditions and other factors. Because shares of closed-end investment companies may frequently trade at prices lower than net asset value, the Fund’s Board of Directors has currently determined that, at least annually, it will consider action that might be taken to reduce or eliminate any material discount from net asset value in respect of shares of Common Stock, which may include the repurchase of such shares in the open market or in private transactions, the making of a tender offer for such shares at net asset value, or the conversion of the Fund to an open-end investment company. The Fund cannot assure you that its Board of Directors will decide to take any of these actions, or that share repurchases or tender offers will actually reduce market discount.

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If the Fund converted to an open-end investment company, the Common Stock would no longer be listed on the NYSE. In contrast to a closed-end investment company, shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less any redemption charge that is in effect at the time of redemption. See the SAI under “Certain Provisions in the Articles of Incorporation” for a discussion of the voting requirements applicable to the conversion of the Fund to an open-end investment company.

Before deciding whether to take any action if the shares of Common Stock trade below net asset value, the Board would consider all relevant factors, including the extent and duration of the discount, the liquidity of the Fund’s portfolio, the impact of any action that might be taken on the Fund or its shareholders, and market considerations. Based on these considerations, even if the Fund’s shares should trade at a discount, the Board of Directors may determine that, in the interest of the Fund and its shareholders, no action should be taken. See the SAI under “Repurchase of Fund Shares; Conversion to Open-End Fund” for a further discussion of possible action to reduce or eliminate such discount to net asset value.

TAX MATTERS

The following information is meant as a general summary for U.S. shareholders. Please see the SAI for additional information. Investors should rely on their own tax adviser for advice about the particular federal, state and local tax consequences to them of investing in the Fund.

The Fund intends to elect to be treated and to qualify each year as a regulated investment company (“RIC”) under Subchapter M of the Code. In order to qualify as a RIC, the Fund must satisfy certain requirements regarding the sources of its income, the diversification of its assets and the distribution of its income. As a RIC, the Fund is not expected to be subject to federal income tax. The Fund primarily invests in municipal securities issued by states, cities and local authorities and certain possessions and territories of the United States (such as Puerto Rico or Guam) or municipal securities whose income is otherwise exempt from regular federal income taxes. Thus, substantially all of the Fund’s dividends paid to you should qualify as “exempt-interest dividends.” A shareholder treats an exempt-interest dividend as interest on state and local bonds exempt from regular federal income tax. Federal income tax law imposes an alternative minimum tax with respect to corporations, individuals, trust and estates. Interest on certain municipal obligations, such as certain private activity bonds is included as an item of tax preference in determining the amount of a taxpayer’s alternative minimum taxable income. To the extent that the Fund receives income from such municipal obligations, a portion of the dividends paid by the Fund, although exempt from regular federal income tax, will be taxable to shareholders to the extent that their tax liability is determined under the federal alternative minimum tax. The Fund will annually provide a report indicating the percentage of the Fund’s income attributable to municipal obligations subject to the federal alternative minimum tax. Corporations are subject to special rules in calculating their federal alternative minimum taxable income with respect to interest from such municipal obligations.

In addition to exempt-interest dividends, the Fund may also distribute to its shareholders amounts that are treated as long-term capital gain or ordinary income (which may include short-term capital gains). These distributions may be subject to federal, state and local taxation, depending on a shareholder’s situation. If so, they are taxable whether or not such distributions are reinvested. Capital gain distributions are generally taxable at rates applicable to long-term capital gains regardless of how long a shareholder has held its shares. Long-term capital gains are currently taxable at a maximum rate of 15%. Absent further legislation, the maximum 15% rate on long-term capital gains will cease to apply to taxable years beginning after December 31, 2012 and the maximum rate on long-term capital gains will return under current law to 20%. The Fund does not expect that any part of its distributions to shareholders from its investments will qualify for the dividends-received deduction available to corporate shareholders or as “qualified dividend income” available to noncorporate shareholders.

Recent legislation effective beginning in 2013 provides that U.S. individuals with income exceeding $200,000 ($250,000 if married and filing jointly) will be subject to a new 3.8% Medicare contribution tax on

48

their “net investment income,” including interest, dividends, and capital gains (including capital gains realized on the sale or exchange of shares of the Fund), but “net investment income” for this purpose does not include exempt-interest dividends.

As a regulated investment company, the Fund will not be subject to federal income tax in any taxable year provided that it meets certain distribution requirements. As described in “Distributions” above, the Fund may retain for investment some (or all) of its net capital gain. If the Fund retains any net capital gain or investment company taxable income, it will be subject to tax at regular corporate rates on the amount retained. If the Fund retains any net capital gain, it may designate the retained amount as undistributed capital gains in a notice to its shareholders who, if subject to federal income tax on long-term capital gains, (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount; (ii) will be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their federal income tax liabilities, if any; and (iii) to claim refunds to the extent the credit exceeds such liabilities. For federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the shareholder’s gross income and the tax deemed paid by shareholder under clause (ii) of the preceding sentence.

Dividends declared by the Fund in October, November or December and paid during the following January may be treated as having been received by shareholders in the year the distributions were declared.

Each shareholder will receive an annual statement summarizing the shareholder’s dividend and capital gains distributions.

The redemption, sale or exchange of shares of Common Stock normally will result in capital gain or loss to holders of Common Stock who hold their shares as capital assets. Generally a shareholder’s gain or loss will be long-term capital gain or loss if the shares have been held for more than one year even though the increase in value in such Common Stock is attributable to tax-exempt interest income. Present law taxes both long-term and short-term capital gains of corporations at the same rates applicable to ordinary income. For non-corporate taxpayers, however, long-term capital gains are currently taxed at a maximum rate of 15%, while short-term capital gains and other ordinary income are currently taxes at ordinary income rates. As noted above, absent further legislation, the maximum rates applicable to long-term capital gains will cease to apply to taxable years beginning after December 31, 2012 and the maximum rate on long-term capital gains will return under current law to 20%. Any loss on the sale of shares of Common Stock that have been held for six months or less will be disallowed to the extent of any distribution of exempt-interest dividends received with respect to such Common Stock. If a shareholder sells or otherwise disposes of shares of Common Stock before holding them for six months, any loss on the sale or disposition will be treated as a long-term capital loss to the extent of any capital gain dividends received by the common shareholder. Any loss realized on a sale or exchange of shares of the Fund will be disallowed to the extent those shares of the Fund are replaced by other substantially identical shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition of the original shares. In that event, the basis of the replacement shares of the Fund will be adjusted to reflect the disallowed loss.

Any interest on indebtedness incurred or continued to purchase or carry the Fund’s shares to which exempt-interest dividends are allocated is not deductible. Under certain applicable rules, the purchase or ownership of shares may be considered to have been made with borrowed funds even though such funds are not directly used for the purchase or ownership of the shares. In addition, if you receive social security or certain railroad retirement benefits, you may be subject to U.S. federal income tax on a portion of such benefits as a result of receiving investment income, including exempt-interest dividends and other distributions paid by the Fund.

As with all investment companies, the Fund may be required to withhold U.S. federal income tax at the current rate of 28% of all taxable distributions payable to a shareholder if the shareholder fails to provide the Fund with his or her correct taxpayer identification number or to make required certifications, or if the

49

shareholder has been notified by the IRS that he or she is subject to backup withholding. Backup withholding is not an additional tax; rather, it is a way in which the IRS ensures it will collect taxes otherwise due. Any amounts withheld may be credited against a shareholder’s U.S. federal income tax liability.

CUSTODIAN AND TRANSFER AGENT

The custodian of the assets of the Fund is State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02110. The Custodian performs custodial, fund accounting and portfolio accounting services. The Fund’s transfer, shareholder services and dividend paying agent is also State Street (“Transfer Agent”). The Transfer Agent is located at 250 Royall Street, Canton, Massachusetts 02021.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, an independent registered public accounting firm, provides auditing services to the Fund.

LEGAL OPINIONS

Certain legal matters in connection with the Common Stock will be passed upon for the Fund by Morgan, Lewis & Bockius LLP and for Stifel Nicolaus by Andrews Kurth LLP. Morgan, Lewis & Bockius LLP and Andrews Kurth LLP will rely as to certain matters under Minnesota law on the opinion of Dorsey & Whitney LLP, Minneapolis, Minnesota.

AVAILABLE INFORMATION

The Fund is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the 1940 Act and is required to file reports, proxy statements and other information with the SEC. These documents can be inspected and copied for a fee at the SEC’s public reference room, 100 F Street, NE, Washington, DC 20549, and Northeast Regional Office, Woolworth Building, 233 Broadway, New York, NY 10013-2409. Reports, proxy statements, and other information about the Fund can be inspected at the offices of the NYSE.

This Prospectus does not contain all of the information in the Fund’s Registration Statement, including amendments, exhibits, and schedules. Statements in this Prospectus about the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by this reference.

Additional information about the Fund and Common Stock can be found in the Fund’s Registration Statement (including amendments, exhibits, and schedules) on Form N-2 filed with the SEC. The SEC maintains a web site (http://www.sec.gov) that contains the Fund’s Registration Statement, other documents incorporated by reference, and other information the Fund has filed electronically with the SEC, including proxy statements and reports file under the Exchange Act.

50

STATEMENT OF ADDITIONAL INFORMATION

51

19.6 Million Shares

Nuveen Municipal Value Fund, Inc.

Common Stock

PROSPECTUS

July 29, 2011

EPR-NUV-0711D

NUVEEN MUNICIPAL VALUE FUND, INC.

333 West Wacker Drive

Chicago, Illinois 60606

STATEMENT OF ADDITIONAL INFORMATION

July 29, 2011

Nuveen Municipal Value Fund, Inc. (the “Fund”) is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”). The Fund was incorporated under the laws of the State of Minnesota on April 8, 1987.

This Statement of Additional Information relating to shares of common stock of the Fund (“Common Stock”) does not constitute a Prospectus, but should be read in conjunction with the Fund’s Prospectus relating thereto dated July 29, 2011 (the “Prospectus”). This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing Common Stock. Investors should obtain and read the Fund’s Prospectus prior to purchasing such shares. In addition, the Fund’s financial statements and the independent registered public accounting firm’s report therein included in the Fund’s annual report dated October 31, 2010, are incorporated herein by reference. Also incorporated by reference is the Fund’s unaudited semi-annual report dated April 30, 2011. A copy of the Fund’s Prospectus may be obtained without charge by calling (800) 257-8787. You may also obtain a copy of the Fund’s Prospectus on the U.S. Securities and Exchange Commission’s “SEC” web site (http://www.sec.gov). Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

-i-

USE OF PROCEEDS

The net proceeds from the issuance of Common Stock hereunder will be used by the Fund to invest in municipal securities in accordance with the Fund’s investment objectives and policies as stated below. To the extent the Fund uses the net proceeds of any offering to invest in municipal securities, it is presently anticipated that the Fund will be able to invest substantially all of such proceeds in securities that meet the Fund’s investment objective and policies within one month from the date on which the proceeds from an offering are received by the Fund. Pending such investment, it is anticipated that the proceeds will be invested in short-term or long-term securities issued by the U.S. Government and its agencies or instrumentalities or in high quality, short-term money market instruments. See “Use of Leverage” in the Prospectus.

INVESTMENT OBJECTIVES AND POLICIES

The Fund’s primary investment objective is current income exempt from federal income tax. The Fund’s secondary objective is the enhancement of portfolio value through selection of tax-exempt bonds and municipal market sectors.

Under normal circumstances and as a fundamental policy, the Fund will invest at least 80% of its net assets in municipal securities, the income from which is exempt from regular federal income tax.

The Fund seeks to achieve its investment objectives by investing in a portfolio of municipal securities (defined below), a significant portion of which Nuveen Asset Management, the Fund’s investment adviser, believes are underrated and undervalued, based upon its bottom-up, research-driven investment strategy. Underrated municipal securities are those whose ratings do not, in Nuveen Asset Management’s opinion, reflect their true creditworthiness. Undervalued municipal securities are securities that, in Nuveen Asset Management’s opinion, are worth more than the value assigned to them in the marketplace. Nuveen Asset Management believes its value oriented strategy offers the opportunity to construct a well diversified portfolio of municipal securities that has the potential to outperform major municipal market benchmarks over the longer term. A municipal security’s market value generally will depend upon its form, maturity, call features, and interest rate, as well as the issuer’s credit quality or credit rating, all such factors examined in the context of the municipal securities market and interest rate levels and trends. Nuveen Asset Management may at times believe that securities associated with a particular municipal market sector (for example, electric utilities), or issued by a particular municipal issuer, are undervalued. Nuveen Asset Management may purchase such a security for the Fund’s portfolio because it represents a market sector or issuer that Nuveen Asset Management considers undervalued, even if the value of the particular security appears to be consistent with the value of similar securities. Municipal securities of particular types (e.g., hospital bonds, industrial revenue bonds or securities issued by a particular municipal issuer) may be undervalued because there is a temporary excess of supply in that market sector, or because of a general decline in the market price of municipal securities of the market sector for reasons that do not apply to the particular municipal securities that are considered undervalued. The Fund’s investment in underrated or undervalued municipal securities will be based on Nuveen Asset Management’s belief that their yield is higher than that available on securities bearing equivalent levels of interest rate risk, credit risk and other forms of risk, and that their prices will ultimately rise (relative to the market) to reflect their true value. The Fund attempts to increase its portfolio value relative to the municipal bond market by prudent selection of municipal securities regardless of the direction the market may move. Any capital appreciation realized by the Fund will generally result in the distribution of taxable capital gains to Common Stockholders.

The Fund may invest in various municipal securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and other related securities and derivative instruments creating exposure to municipal securities that provide for the payment of interest income that is exempt from regular federal income tax (collectively, “municipal securities”). Municipal securities are often issued by state and local governmental entities to finance or refinance public projects, such as roads, schools, and water supply systems.

Municipal securities also may be issued on behalf of private entities or for private activities, such as housing, medical and educational facility construction, or for privately owned transportation, electric utility and pollution control projects. Municipal securities may be issued on a long-term basis to provide long-term financing. The repayment of such debt may be secured generally by a pledge of the full faith and credit taxing power of the issuer, a limited or special tax, or any other revenue source, including project revenues, which may include tolls, fees and other user charges, lease payments, and mortgage payments. Municipal securities also may be issued to finance projects on a short-term interim basis, anticipating repayment with the proceeds of the later issuance of long-term debt. The Fund may purchase municipal securities in the form of bonds, notes, leases or certificates of participation; structured as callable or non-callable; with payment forms that include fixed coupon, variable rate, zero coupon, capital appreciation bonds, tender-option bonds, and residual interest bonds or inverse floating rate securities. Such municipal securities may also be acquired through investments in pooled vehicles, partnerships, or other investment companies.

The Fund also may invest in certain derivative instruments in pursuit of its investment objectives. Such instruments include financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts, or other derivative instruments. Nuveen Asset Management may use derivative instruments to seek to enhance return, to hedge some of the risk of the Fund’s investments in municipal securities or as a substitute for a position in the underlying asset. These types of strategies may generate taxable income.

Under normal circumstances:

•

The Fund will invest at least 80% of its net assets in investment grade quality municipal securities. Investment grade quality securities are those that are, at the time of investment, either (i) rated by one of the nationally recognized statistical rating organizations (“NRSROs”) that rate such securities within the four highest letter grades (including BBB or Baa or better by Standard & Poor’s Corporation Ratings Group, a division of The McGraw-Hill Companies (“S&P”), Moody’s Investors Services, Inc. (“Moody’s”) or Fitch Ratings, Inc. (“Fitch”)), or (ii) unrated by any NRSRO but judged to be of comparable quality by Nuveen Asset Management. Investment grade securities may include split-rated securities. The Fund estimates that upon completing its invest-up, the average credit quality of its investments will be A+.

•

The Fund may invest up to 20% of its net assets in municipal securities that at the time of investment are rated below investment grade or are unrated by any NRSRO but judged to be of comparable quality by Nuveen Asset Management. The Fund may invest up to 10% of its net assets in municipal securities rated below B-/B3 or that are unrated by any NRSRO but judged to be of comparable quality by Nuveen Asset Management. This means that the Fund may invest up to 10% of its net assets in municipal securities, the issuer of which is having financial difficulties, such as being in default on its obligations to pay principal or interest thereon when due or that is involved in bankruptcy or insolvency proceedings (such securities are commonly referred to as distressed securities). Municipal securities of below investment grade quality are regarded as having predominately speculative characteristics with respect to capacity to pay interest and repay principal, and are commonly referred to as junk bonds.

•

As a fundamental policy, the Fund will not leverage its capital structure by issuing senior securities such as preferred shares or debt instruments. However, the Fund may borrow for temporary, emergency or other purposes as permitted by the Investment Company Act of 1940, as amended (the “1940 Act”), and invest in certain instruments, including inverse floating rate securities, that have the economic effect of financial leverage.

•	The Fund will not invest more than 15% of its net assets in residual interest bonds or inverse floating rate securities.

•	The Fund may invest up to 15% of its net assets in municipal securities that, at the time of investment, are illiquid (i.e., securities that are not readily marketable).

•

The Fund will generally invest in municipal securities with intermediate or long-term maturities. The weighted average maturity of securities held by the Fund may be shortened or lengthened, depending on market conditions and on an assessment by the Fund’s portfolio manager of which segments of the municipal securities market offer the most favorable relative investment values and opportunities for tax-exempt income and total return.

•	The Fund will not invest more than 25% of its net assets in municipal securities in any one industry or in any one state of origin.

•

The Fund will not invest more than 10% of its net assets in “tobacco settlement bonds.” Tobacco settlement bonds are secured or payable solely from the collateralization of the proceeds from class action or other litigation against the tobacco industry.

The credit quality policies noted above apply only at the time a security is purchased, and the Fund is not required to dispose of a security in the event that a rating agency downgrades its assessment of the credit characteristics of a particular issue. In determining whether to retain or sell such a security, Nuveen Asset Management may consider such factors as Nuveen Asset Management’s assessment of the credit quality of the issuer of such security, the price at which such security could be sold and the rating, if any, assigned to such security by other rating agencies. A general description of the ratings of S&P, Moody’s and Fitch of municipal securities is set forth in Appendix A to this Statement of Additional Information.

A more complete description of the Fund’s investment objectives and policies is set forth in the Fund’s Prospectus.

INVESTMENT RESTRICTIONS

Except as described below, the Fund, as a fundamental policy, may not, without the approval of the holders of a majority of the outstanding Common Stock:

(1) Issue senior securities, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), except to the extent such issuance might be involved with respect to borrowings described under subparagraph (2) below or with respect to transactions involving futures contracts or the writing of options within the limits described herein;

(2) Borrow money, except as permitted by the 1940 Act and exemptive orders granted under the 1940 Act;

(3) Underwrite any issue of securities, except to the extent that the purchase of municipal securities in accordance with its investment objectives, policies and limitations may be deemed to be an underwriting;

(4) Invest more than 25% of its total assets in securities of issuers in any one industry, provided, however, that such limitations shall not be applicable to municipal securities issued by governments or political subdivisions of governments, and obligations issued or guaranteed by the United States government, its agencies or instrumentalities;1

(5) Purchase or sell real estate, but this shall not prevent the Fund from investing in municipal securities secured by real estate or interests therein;

(6) Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from purchasing or selling options, futures contracts or derivative instruments or from investing in securities or other instruments backed by physical commodities);

(7) Make loans, except as permitted by the 1940 Act and exemptive orders granted under the 1940 Act;2

[1]	For purposes of this restriction, governments and their political subdivisions are not members of any industry.
[2]

Section 21 of the 1940 Act makes it unlawful for a registered investment company, like the Fund, to lend money or other property if (i) the investment company’s policies set forth in its registration statement do not permit such a loan or (ii) the borrower controls or is under common control with the investment company.

(8) Invest more than 5% of its total assets in securities of any one issuer, except that this limitation shall not apply to securities of the United States government, its agencies and instrumentalities or to the investment of 25% of its total assets;

(9) Pledge, mortgage or hypothecate its assets, except that, to secure borrowings permitted by subparagraph (2) above, it may pledge securities having a market value at the time of pledge not exceeding 20% of the value of the Fund’s total assets;

(10) Invest more than 10% of its total assets in repurchase agreements maturing in more than seven days; and

(11) Purchase or retain the securities of any issuer other than the securities of the Fund if, to the Fund’s knowledge, those directors of the Fund, or those officers and directors of Nuveen Asset Management, who individually own beneficially more than  1/2 of 1% of the outstanding securities of such issuer, together own beneficially more than 5% of such outstanding securities.

For the purpose of applying the limitation set forth in subparagraph (8) above, a governmental issuer shall be deemed the single issuer of a security when its assets and revenues are separate from other governmental entities and its securities are backed only by its assets and revenues. Similarly, in the case of a non-governmental issuer, if the security is backed only by the assets and revenues of the non-governmental issuer, then such non-governmental issuer would be deemed to be the single issuer. Where a security is also backed by the enforceable obligation of a superior or unrelated governmental or other entity (other than a bond insurer), it shall also be included in the computation of securities owned that are issued by such governmental or other entity. Where a security is guaranteed by a governmental entity or some other facility, such as a bank guarantee or letter of credit, such a guarantee or letter of credit would be considered a separate security and would be treated as an issue of such government, other entity or bank. When a municipal security is insured by bond insurance, it shall not be considered a security that is issued or guaranteed by the insurer; instead, the issuer of such municipal security will be determined in accordance with the principles set forth above. The foregoing restrictions do not limit the percentage of the Fund’s assets that may be invested in municipal securities insured by any given insurer.

Under the 1940 Act, the Fund may invest only up to 10% of its total assets in the aggregate in shares of other investment companies and only up to 5% of its total assets in any one investment company, provided the investment does not represent more than 3% of the voting stock of the acquired investment company at the time such shares are purchased. As a shareholder in any investment company, the Fund will bear its ratable share of that investment company’s expenses, and will remain subject to payment of the Fund’s management, advisory and administrative fees with respect to assets so invested. Holders of shares of Common Stock (“Common Stockholders”) would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. In addition, the securities of other investment companies may be leveraged and therefore will be subject to the same leverage risks described herein.

In addition to the foregoing fundamental investment policies, the Fund is also subject to the following non-fundamental restrictions and policies, which may be changed by the Board of Directors. The Fund may not:

(1) sell securities short, unless the Fund owns or has the right to obtain securities equivalent in kind and amount to the securities sold at no added cost, and provided that transactions in options, futures contracts, options on futures contracts, or other derivative instruments are not deemed to constitute selling securities short;

(2) purchase securities of open-end or closed-end investment companies except in compliance with the 1940 Act or any exemptive relief obtained thereunder;

(3) enter into futures contracts or related options or forward contracts, if more than 30% of the Fund’s net assets would be represented by futures contracts or more than 5% of the Fund’s net assets would be committed to initial margin deposits and premiums on futures contracts and related options; and

(4) purchase securities of companies for the purpose of exercising control, except as otherwise permitted in the Fund’s Prospectus and Statement of Additional Information.

The restrictions and other limitations set forth above will apply only at the time of purchase of securities and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities.

The Fund may be subject to certain restrictions imposed by either guidelines of one or more NRSROs that may issue ratings for commercial paper or notes, or, if the Fund borrows from a lender, by the lender. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed on the Fund by the 1940 Act. If these restrictions were to apply, it is not anticipated that these covenants or guidelines would impede Nuveen Asset Management from managing the Fund’s portfolio in accordance with the Fund’s investment objectives and policies.

PORTFOLIO COMPOSITION

In addition to and supplementing the Prospectus section, “The Fund’s Investments—Portfolio Composition and Other Information,” the Fund’s portfolio will be composed principally of the investments described below.

MUNICIPAL SECURITIES

Municipal securities are either general obligation or revenue bonds and typically are issued to finance public projects (such as roads or public buildings), to pay general operating expenses or to refinance outstanding debt.

Municipal securities may also be issued on behalf of private entities or for private activities, such as housing, medical and educational facility construction, or for privately owned industrial development and pollution control projects. General obligation bonds are backed by the full faith and credit, or taxing authority, of the issuer and may be repaid from any revenue source; revenue bonds may be repaid only from the revenues of a specific facility or source. The Fund may also purchase municipal securities that represent lease obligations, municipal notes, pre-refunded municipal bonds, private activity bonds, tender option bonds and other forms of municipal bonds and securities.

Municipal securities of below investment grade quality (Ba/BB or below) are commonly referred to as junk bonds. Issuers of securities rated Ba/BB or B are regarded as having current capacity to make principal and interest payments but are subject to business, financial or economic conditions which could adversely affect such payment capacity. Municipal securities rated Baa or BBB or above are considered “investment grade” securities; municipal securities rated Baa are considered medium grade obligations that lack outstanding investment characteristics and have speculative characteristics, while municipal securities rated BBB are regarded as having adequate capacity to pay principal and interest. Municipal securities rated Aaa or AAA in which the Fund may invest may have been so rated on the basis of the existence of insurance guaranteeing the timely payment, when due, of all principal and interest. Municipal securities rated below investment grade quality are obligations of issuers that are considered predominately speculative with respect to the issuer’s capacity to pay interest and repay principal according to the terms of the obligation and, therefore, carry greater investment risk, including the possibility of issuer default and bankruptcy and increased market price volatility. Municipal securities rated below investment grade tend to be less marketable than higher-quality securities because the market for them is less broad. The market for municipal securities unrated by any NRSRO is even narrower. During periods of thin trading in these markets, the spread between bid and asked prices is likely to increase significantly and the Fund may have greater difficulty selling its portfolio securities. The Fund will be more dependent on Nuveen Asset Management’s research and analysis when investing in these securities.

The Fund may invest up to 10% of its net assets in distressed securities. Distressed securities are securities issued by companies having financial difficulties, such as being in default on their obligations to pay principal or interest thereon when due or that are involved in bankruptcy or insolvency proceedings. The issuers of such securities may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of these issuers can cause their securities to be particularly risky, although they also may offer the potential for high returns. These issuers’ securities may be considered speculative, and the ability of the issuers to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within the issuers. Distressed securities frequently do not produce income while they are outstanding and may require the Fund to bear certain extraordinary expenses in order to protect and recover its investment.

Investments in lower rated or unrated securities may present special tax issues for the Fund to the extent that the issuers of these securities default on their obligations pertaining thereto, and the federal income tax consequences to the Fund as a holder of such distressed securities may not be clear.

A general description of Moody’s, S&P’s and Fitch’s ratings of municipal securities is set forth in Appendix A hereto. The ratings of Moody’s, S&P and Fitch represent their opinions as to the quality of the municipal securities they rate. It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, municipal securities with the same maturity, coupon and rating may have different yields while obligations of the same maturity and coupon with different ratings may have the same yield.

The Fund will generally invest in municipal securities with intermediate or long-term maturities. Generally, the Fund is expected to have a weighted average maturity of 15 to 30 years. The weighted average maturity of securities held by the Fund may be shortened or lengthened, depending on market conditions and on an assessment by the Fund’s portfolio manager of which segments of the municipal securities market offer the most favorable relative investment values and opportunities for tax-exempt income and total return. During temporary defensive periods (e.g., times when, in Nuveen Asset Management’s opinion, temporary imbalances of supply and demand or other temporary dislocations in the tax-exempt securities market adversely affect the price at which long-term or intermediate-term municipal securities are available), and in order to keep the Fund’s cash fully invested, including the period during which the net proceeds of an offering are being invested, the Fund may invest any percentage of its net assets in short-term investments including high quality, short-term securities that may be either tax-exempt or taxable and up to 10% of its net assets in securities of other open or closed-end investment companies that invest primarily in municipal securities of the type in which the Fund may invest directly. The Fund intends to invest in taxable short-term investments only in the event that suitable tax-exempt short-term investments are not available at reasonable prices and yields, as determined by Nuveen Asset Management, and in amounts limited to ensure that the Fund is eligible to pay exempt-interest dividends (as described in “Tax Matters” below). Tax-exempt short-term investments include various obligations issued by state and local governmental issuers, such as tax-exempt notes (bond anticipation notes, tax anticipation notes and revenue anticipation notes or other such municipal bonds maturing in three years or less from the date of issuance) and municipal commercial paper. The Fund will invest only in taxable short-term investments which are U.S. government securities or securities rated within the highest grade by Moody’s, S&P or Fitch, and which mature within one year from the date of purchase or carry a variable or floating rate of interest. See Appendix A for a general description of Moody’s, S&P’s and Fitch’s ratings of securities in such categories. Taxable short-term investments of the Fund may include certificates of deposit issued by U.S. banks with assets of at least $1 billion, or commercial paper or corporate notes, bonds or debentures with a remaining maturity of one year or less, or repurchase agreements. To the extent the Fund invests in taxable investments, the Fund will not at such times be in a position to achieve its investment objective of tax-exempt income.

The foregoing policies as to ratings of portfolio investments will apply only at the time of the purchase of a security, and the Fund will not be required to dispose of securities in the event Moody’s, S&P or Fitch downgrades its assessment of the credit characteristics of a particular issuer.

Obligations of issuers of municipal securities are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors. In addition, the obligations of such issuers may become subject to the laws enacted in the future by Congress, state legislatures or referenda extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations or upon municipalities to levy taxes. There is also the possibility that, as a result of legislation or other conditions, the power or ability of any issuer to pay, when due, the principal of, and interest on, its municipal securities may be materially affected.

The Fund may invest up to 25% of its net assets in municipal securities in any one industry or in any one state of origin. In addition, subject to the concentration limits of the Fund’s investment policies and guidelines, the Fund may invest a significant portion of its net assets in certain sectors of the municipal securities market, such as hospitals and other health care facilities, charter schools and other private educational facilities, special taxing districts and start-up utility districts and private activity bonds including industrial development bonds on behalf of transportation companies such as airline companies, whose credit quality and performance may be more susceptible to economic, business, political, regulatory and other developments than other sectors of municipal issuers. If the Fund invests a significant portion of its net assets in the sectors noted above, the Fund’s performance may be subject to additional risk and variability. To the extent that the Fund focuses its net assets in the hospital and healthcare facilities sector, for example, the Fund will be subject to risks associated with such sector, including adverse government regulation and reduction in reimbursement rates, as well as government approval of products and services and intense competition. Securities issued with respect to special taxing districts will be subject to various risks, including real-estate development related risks and taxpayer concentration risk. Further, the fees, special taxes or tax allocations and other revenues established to secure the obligations of securities issued with respect to special taxing districts are generally limited as to the rate or amount that may be levied or assessed and are not subject to increase pursuant to rate covenants or municipal or corporate guarantees. Charter schools and other private educational facilities will be subject to various risks, including the reversal of legislation authorizing or funding charter schools, the failure to renew or secure a charter, the failure of a funding entity to appropriate necessary funds and competition from alternatives such as voucher programs. Issuers of municipal utility securities can be significantly affected by government regulation, financing difficulties, supply and demand of services or fuel and natural resource conservation. The transportation sector, including airports, airlines, ports and other transportation facilities, can be significantly affected by changes in the economy, fuel prices, labor relations, insurance costs and government regulation.

Tobacco Settlement Bonds. Included in the general category of municipal securities described in the Fund’s prospectus are “tobacco settlement bonds.” The Fund may invest up to 10% of its net assets in tobacco settlement bonds, which are municipal securities that are backed solely by expected revenues to be derived from lawsuits involving tobacco related deaths and illnesses which were settled between certain states and American tobacco companies. Tobacco settlement bonds are secured by an issuing state’s proportionate share in the Master Settlement Agreement (“MSA”). The MSA is an agreement, reached out of court in November 1998 between 46 states and nearly all of the U.S. tobacco manufacturers. The MSA provides for annual payments in perpetuity by the manufacturers to the states in exchange for releasing all claims against the manufacturers and a pledge of no further litigation. Tobacco manufacturers pay into a master escrow trust based on their market share, and each state receives a fixed percentage of the payment as set forth in the MSA. A number of states have securitized the future flow of those payments by selling bonds pursuant to indentures or through distinct governmental entities created for such purpose. The principal and interest payments on the bonds are backed by the future revenue flow related to the MSA. Annual payments on the bonds, and thus risk to the Fund, are highly dependent on the receipt of future settlement payments to the state or its governmental entity.

The actual amount of future settlement payments, is further dependent on many factors, including, but not limited to, annual domestic cigarette shipments, reduced cigarette consumption, increased taxes on cigarettes, inflation, financial capability of tobacco companies, continuing litigation and the possibility of tobacco manufacturer bankruptcy. The initial and annual payments made by the tobacco companies will be adjusted based on a number of factors, the most important of which is domestic cigarette consumption. If the volume of cigarettes shipped in the U.S. by manufacturers participating in the settlement decreases significantly, payments due from them will also decrease. Demand for cigarettes in the U.S. could continue to decline due to price increases needed to recoup the cost of payments by tobacco companies. Demand could also be affected by: anti-smoking campaigns, tax increases, reduced advertising, enforcement of laws prohibiting sales to minors; elimination of certain sales venues such as vending machines; and the spread of local ordinances restricting smoking in public places. As a result, payments made by tobacco manufacturers could be negatively impacted if the decrease in tobacco consumption is significantly greater than the forecasted decline. A market share loss by the MSA companies to non-MSA participating tobacco manufacturers would cause a downward adjustment in the payment amounts. A participating manufacturer filing for bankruptcy also could cause delays or reductions in bond payments. The MSA itself has been subject to legal challenges and has, to date, withstood those challenges.

The Fund intends to invest in taxable short-term investments only in the event that suitable tax-exempt short-term investments are not available at reasonable prices and yields. Investment in taxable short-term investments would result in a portion of your dividends being subject to regular federal income tax. Such transactions will be used solely to reduce risk. There can be no assurance that such strategies will be successful. For more information, see “Tax Matters.”

Municipal Leases and Certificates of Participation. Also included within the general category of municipal securities described in the Fund’s Prospectus are municipal leases, certificates of participation in such lease obligations or installment purchase contract obligations (hereinafter collectively called “Municipal Lease Obligations”) of municipal authorities or entities. Although a Municipal Lease Obligation does not constitute a general obligation of the municipality for which the municipality’s taxing power is pledged, a Municipal Lease Obligation is ordinarily backed by the municipality’s covenant to budget for, appropriate and make the payments due under the Municipal Lease Obligation. However, certain Municipal Lease Obligations contain “nonappropriation” clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In the case of a “non-appropriation” lease, the Fund’s ability to recover under the lease in the event of non-appropriation or default will be limited solely to the repossession of the leased property, without recourse to the general credit of the lessee, and disposition or releasing of the property might prove difficult. To the extent that the Fund invests in unrated municipal leases or participates in such leases, the credit quality rating and risk of cancellation of such unrated leases will be monitored on an ongoing basis. In order to reduce this risk, the Fund will only purchase Municipal Lease Obligations where Nuveen Asset Management believes the issuer has a strong incentive to continue making appropriations until maturity.

HEDGING STRATEGIES AND OTHER USES OF DERIVATIVES

The Fund may periodically engage in hedging transactions, and otherwise use various types of derivative instruments, described below, to reduce risk, to effectively gain particular market exposures, to seek to enhance returns, and to reduce transaction costs, among other reasons.

“Hedging” is a term used for various methods of seeking to preserve portfolio capital value by offsetting price changes in one investment through making another investment whose price should tend to move in the opposite direction.

A “derivative” is a financial contract whose value is based on (or “derived” from) a traditional security (such as a stock or a bond), an asset (such as a commodity like gold), or a market index (such as the Lehman Municipal Bond Index). Some forms of derivatives may trade on exchanges, while non-standardized derivatives, which tend to be more specialized and complex, trade in “over-the-counter” or a one-on-one basis. It may be desirable and possible in various market environments to partially hedge the portfolio against fluctuations in market value due to market interest rate or credit quality fluctuations, or instead to gain a desired investment exposure, by entering into various types of derivative transactions, including financial futures and index futures as well as related put and call options on such instruments, structured notes, or interest rate swaps on taxable or tax-exempt securities or indexes (which may be “forward-starting”), credit default swaps, and options on interest rate swaps, among others.

These transactions present certain risks. In particular, the imperfect correlation between price movements in the futures contract and price movements in the securities being hedged creates the possibility that losses on the hedge by the Fund may be greater than gains in the value of the securities in the Fund’s portfolio. In addition, futures and options markets may not be liquid in all circumstances. As a result, in volatile markets, the Fund may not be able to close out the transaction without incurring losses substantially greater than the initial deposit. Losses due to hedging transactions will reduce the Fund’s net asset value which in turn could reduce yield. Net gains, if any, from hedging and other portfolio transactions will be distributed as taxable distributions to shareholders. The Fund will not make any investment (whether an initial premium or deposit or a subsequent deposit) other than as necessary to close a prior investment if, immediately after such investment, the sum of the amount of its premiums and deposits would exceed 15% of the Fund’s net assets. The Fund will invest in these instruments only in markets believed by Nuveen Asset Management to be active and sufficiently liquid. Successful implementation of most hedging strategies will generate taxable income.

Both parties entering into a financial futures contract are required to post an initial deposit, typically equal to from 1% to 5% of the total contract price. Typically, option holders enter into offsetting closing transactions to enable settlement in cash rather than take delivery of the position in the future of the underlying security. Interest rate swap and credit default swap transactions are typically entered on a net basis, meaning that the two payment streams are netted out with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The Fund will only sell covered futures contracts, which means that the Fund segregates assets equal to the amount of the obligations.

Bond Futures and Forward Contracts. Bond futures contracts are agreements in which one party agrees to deliver to the other an amount of cash equal to a specific dollar amount times the difference between the value of a specific bond at the close of the last trading day of the contract and the price at which the agreement is made. No physical delivery of securities is made. Forward contracts are agreements to purchase or sell a specified security or currency at a specified future date (or within a specified time period) and price set at the time of the contract. Forward contracts are usually entered into with banks, foreign exchange dealers or broker-dealers and are usually for less than one year, but may be renewed. Forward contracts are generally purchased or sold in over-the-counter (“OTC”) transactions.

Under regulations of the Commodity Futures Trading Commission (the “CFTC”) currently in effect, which may change from time to time, with respect to futures contracts purchased by the Fund, the Fund will set aside in a segregated account liquid securities with a value at least equal to the value of instruments underlying such futures contracts less the amount of initial margin on deposit for such contracts. The current view of the staff of the Securities and Exchange Commission is that the Fund’s long and short positions in futures contracts must be collateralized with cash or certain liquid assets held in a segregated account or “covered” in order to counter the impact of any potential leveraging.

Parties to a futures contract must make “initial margin” deposits to secure performance of the contract. There are also requirements to make “variation margin” deposits from time to time as the value of the futures contract fluctuates.

Options on Currency Futures Contracts. Currency futures contracts are standardized agreements between two parties to buy and sell a specific amount of a currency at a set price on a future date. While similar to currency forward contracts, currency futures contracts are traded on commodities exchanges and are standardized as to contract size and delivery date. An option on a currency futures contract gives the holder of the option the right to buy or sell a position in a currency futures contract, at a set price and on or before a specified expiration date. Trading options on international (non-U.S.) currency futures contracts is relatively new. The ability to establish and close out positions on such options is subject to the maintenance of a liquid secondary market.

The Fund and Nuveen Asset Management have claimed, respectively, an exclusion from registration as a commodity pool operator and as a commodity trading advisor under the Commodity Exchange Act (the “CEA”)

and, therefore, neither the Fund, Nuveen Asset Management, nor their officers and directors, are subject to the registration requirements of the CEA or regulation as a commodity pool operator or a commodity trading adviser under the CEA. The Fund reserves the right to engage in transactions involving futures and options thereon to the extent allowed by CFTC regulations in effect from time to time and in accordance with the Fund’s policies. In addition, certain provisions of the Code (as defined under “Tax Matters”) may limit the extent to which the Fund may enter into futures contracts or engage in options transactions. See “Tax Matters.”

Index Futures. An index future is a bilateral agreement pursuant to which two parties agree to take or make delivery of an amount of cash-rather than any security-equal to a specified dollar amount times the difference between the index value at the close of the last trading day of the contract and the price at which the index future was originally written. Thus, an index future is similar to traditional financial futures except that settlement is made in cash. The Fund may invest in index futures or similar contracts if available in a form, with market liquidity and settlement and payment features, acceptable to the Fund.

Index Options. The Fund may also purchase put or call options on U.S. Government or tax-exempt bond index futures and enter into closing transactions with respect to such options to terminate an existing position. Options on index futures are similar to options on debt instruments except that an option on an index future gives the purchaser the right, in return for the premium paid, to assume a position in an index contract rather than an underlying security at a specified exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance of the writer’s futures margin account which represents the amount by which the market price of the index futures contract, at exercise, is less than the exercise price of the option on the index future.

Bond index futures and options transactions would be subject to risks similar to transactions in financial futures and options thereon as described above.

In addition to the general risks associated with hedging strategies and the use of derivatives set forth above, there are several risks associated with the use of futures contracts and futures options as hedging techniques.

Futures contracts on U.S. Government securities historically have reacted to an increase or decrease in interest rates in a manner similar to that in which the underlying U.S. Government securities reacted. To the extent, however, that the Fund enters into such futures contracts, the value of such futures will not vary in direct proportion to the value of the Fund’s holdings of municipal securities. Thus, the anticipated spread between the price of the futures contract and the hedged security may be distorted due to differences in the nature of the markets. The spread also may be distorted by differences in initial and variation margin requirements, the liquidity of such markets and the participation of speculators in such markets.

Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day’s settlement price at the end of the current trading session. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. For example, futures prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions and subjecting some holders of futures contracts to substantial losses.

Interest Rate Transactions and Total Return Swaps. The Fund may enter into various interest rate transactions, such as interest rate swaps and the purchase or sale of interest rate caps and floors, as well as total return swaps and other debt related derivative instruments. The Fund may enter into these transactions in order to seek to hedge the value of the Fund’s portfolio to seek to increase its return, to preserve a return or spread on a particular investment or portion of its portfolio, or to seek to protect against any increase in the price of securities the Fund anticipates purchasing at a later date.

Interest rate swaps involve the exchange by the Fund with a counterparty of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. In a total return swap, the Fund exchanges with another party their respective commitments to pay or receive the total return of an underlying asset and a floating local short-term interest rate.

The Fund may use an interest rate cap, which would require it to pay a premium to the cap counterparty and would entitle it, to the extent that a specified variable rate index exceeds a predetermined fixed rate, to receive from the counterparty payment of the difference based on the notional amount. The Fund would use interest rate swaps or caps only with the intent to reduce or eliminate the risk that an increase in short-term interest rates could have on Common Stock net earnings as a result of leverage.

The Fund will usually enter into swaps or caps on a net basis; that is, the two payment streams will be netted out in a cash settlement on the payment date or dates specified in the instrument, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The Fund intends to maintain in a segregated account with its custodian cash or liquid securities having a value at least equal to the Fund’s net payment obligations under any swap transaction, marked-to-market daily. If the interest rate swap transaction is entered into on other than a net basis, the full amount of the Fund’s obligations will be accrued on a daily basis, and the full amount of the Fund’s obligations will be segregated by the Fund.

The use of swaps and caps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio security transactions, including the risk that the counterparty may be unable to fulfill the transaction. If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction. If Nuveen Asset Management is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Fund will be unfavorably affected. Depending on the state of interest rates in general, the Fund’s use of interest rate swaps or caps could enhance or harm the overall performance on the Common Stock. To the extent there is a decline in interest rates, the value of the interest rate swap or cap could decline, and could result in a decline in the net asset value of the shares of Common Stock. In addition, if short-term interest rates are lower than the Fund’s fixed rate of payment on the interest rate swap, the swap will reduce Common Stock net earnings. If, on the other hand, short-term interest rates are higher than the fixed rate of payment on the interest rate swap, the swap will enhance Common Stock net earnings. Buying interest rate caps could enhance the performance of the Common Stock by providing a maximum leverage expense. Buying interest rate caps could also decrease the net earnings of the Common Stock in the event that the premium paid by the Fund to the counterparty exceeds the additional amount the Fund would have been required to pay had it not entered into the cap agreement.

Swaps and caps do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to swaps is limited to the net amount of payments that the Fund is contractually obligated to make. If the counterparty defaults, the Fund would not be able to use the anticipated net receipts under the swap or cap to offset payments. Depending on whether the Fund would be entitled to receive net payments from the counterparty on the swap or cap, such a default could negatively impact the performance of the Common Stock. In addition, because they are two-party contracts and because they may have terms of greater than seven days, swaps and caps may be considered to be illiquid. It is possible that developments in the swaps and caps markets, including potential government regulation, could adversely affect the Fund’s ability to terminate existing agreements or to realize amounts to be received under such agreements.

Although this will not guarantee that the counterparty does not default, the Fund will not enter into a swap or cap transaction with any counter-party that Nuveen Asset Management believes does not have the financial resources to honor its obligation under the swap or cap transaction. Further, Nuveen Asset Management will continually monitor the financial stability of a counterparty to a swap or cap transaction in an effort to proactively protect the Fund’s investments.

In addition, at the time the swap or cap transaction reaches its scheduled termination date, there is a risk that the Fund would not be able to obtain a replacement transaction or that the terms of the replacement would not be as favorable as on the expiring transaction. If this occurs, it could have a negative impact on the performance of the Fund’s Common Stock.

Repurchase Agreements. The Fund may enter into repurchase agreements (the purchase of a security coupled with an agreement to resell that security at a higher price) with respect to its permitted investments. The Fund’s repurchase agreements will provide that the value of the collateral underlying the repurchase agreement will always be at least equal to the repurchase price, including any accrued interest earned on the agreement, and will be marked-to-market daily. The agreed-upon repurchase price determines the yield during the Fund’s holding period.

Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in Nuveen Asset Management’s opinion, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. Nuveen Asset Management will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, Nuveen Asset Management will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

SEGREGATION OF ASSETS

As a closed-end investment company registered with the Securities and Exchange Commission, the Fund is subject to the federal securities laws, including the 1940 Act, the rules thereunder, and various interpretive provisions of the Securities and Exchange Commission and Securities and its staff. In accordance with these laws, rules and positions, the Fund must “set aside” (often referred to as “asset segregation”) liquid assets, or engage in other Securities and Exchange Commission or staff-approved measures, to “cover” open positions with respect to certain kinds of derivatives instruments. In the case of forward currency contracts that are not contractually required to cash settle, for example, the Fund must set aside liquid assets equal to such contracts’ full notional value while the positions are open. With respect to forward currency contracts that are contractually required to cash settle, however, the Fund is permitted to set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations (i.e., the Fund’s daily net liability) under the contracts, if any, rather than such contracts’ full notional value. The Fund reserves the right to modify its asset segregation policies in the future to comply with any changes in the positions from time to time articulated by the Securities and Exchange Commission or its staff regarding asset segregation.

The Fund generally will use its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the Securities and Exchange Commission and its staff. As a result of their segregation, such assets may not be used for other operational purposes. NFA will monitor the Fund’s use of derivatives and will take action as necessary for the purpose of complying with the asset segregation policy stated above. Such actions may include the sale of the Fund’s portfolio investments.

SHORT-TERM INVESTMENTS

Short-Term Taxable Fixed Income Securities. For temporary defensive purposes or to keep cash on hand fully invested, the Fund may invest up to 100% of its net assets in cash equivalents and short-term taxable fixed-income securities, although the Fund intends to invest in taxable short-term investments only in the event that suitable tax-exempt short-term investments are not available at reasonable prices and yields. Short-term taxable fixed income investments are defined to include, without limitation, the following:

(1) U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government agency securities include securities issued by (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, and the Government National Mortgage Association, whose securities are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks, and the Tennessee Valley Authority, whose securities are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, whose securities are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, whose securities are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies, and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate.

(2) Certificates of Deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return, and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Under current Federal Deposit Insurance Company regulations, the maximum insurance payable as to any one certificate of deposit is $250,000; therefore, certificates of deposit purchased by the Fund may not be fully insured.

(3) Repurchase agreements, which involve purchases of debt securities. At the time the Fund purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Fund during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Fund to invest temporarily available cash. The Fund may enter into repurchase agreements only with respect to obligations of the U.S. government, its agencies or instrumentalities; certificates of deposit; or bankers’ acceptances in which the Fund may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. NFA monitors the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. NFA does so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Fund. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.

(4) Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. Nuveen Asset Management will consider the financial condition of the corporation (e.g., earning power, cash flow, and other liquidity measures) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Short-Term Tax-Exempt Municipal Securities. Short-term tax-exempt municipal securities are securities that are exempt from regular federal income tax and mature within three years or less from the date of issuance. Short-term tax-exempt municipal income securities are defined to include, without limitation, the following:

Bond Anticipation Notes (“BANs”) are usually general obligations of state and local governmental issuers which are sold to obtain interim financing for projects that will eventually be funded through the sale of long-term debt obligations or bonds. The ability of an issuer to meet its obligations on its BANs is primarily dependent on the issuer’s access to the long-term municipal bond market and the likelihood that the proceeds of such bond sales will be used to pay the principal and interest on the BANs.

Tax Anticipation Notes (“TANs”) are issued by state and local governments to finance the current operations of such governments. Repayment is generally to be derived from specific future tax revenues. TANs are usually general obligations of the issuer. A weakness in an issuer’s capacity to raise taxes due to, among other things, a decline in its tax base or a rise in delinquencies, could adversely affect the issuer’s ability to meet its obligations on outstanding TANs.

Revenue Anticipation Notes (“RANs”) are issued by governments or governmental bodies with the expectation that future revenues from a designated source will be used to repay the notes. In general, they also constitute general obligations of the issuer. A decline in the receipt of projected revenues, such as anticipated revenues from another level of government, could adversely affect an issuer’s ability to meet its obligations on outstanding RANs. In addition, the possibility that the revenues would, when received, be used to meet other obligations could affect the ability of the issuer to pay the principal and interest on RANs.

Construction Loan Notes are issued to provide construction financing for specific projects. Frequently, these notes are redeemed with funds obtained from the Federal Housing Administration.

Bank Notes are notes issued by local government bodies and agencies, such as those described above to commercial banks as evidence of borrowings. The purposes for which the notes are issued are varied but they are frequently issued to meet short-term working capital or capital-project needs. These notes may have risks similar to the risks associated with TANs and RANs.

Tax-Exempt Commercial Paper (“Municipal Paper”) represents very short-term unsecured, negotiable promissory notes issued by states, municipalities and their agencies. Payment of principal and interest on issues of municipal paper may be made from various sources, to the extent the funds are available therefrom. Maturities of municipal paper generally will be shorter than the maturities of TANs, BANs or RANs. There is a limited secondary market for issues of Municipal Paper.

Certain municipal securities may carry variable or floating rates of interest whereby the rate of interest is not fixed but varies with changes in specified market rates or indices, such as a bank prime rate or a tax-exempt money market index.

While the various types of notes described above as a group represent the major portion of the short-term tax-exempt note market, other types of notes are available in the marketplace and the Fund may invest in such other types of notes to the extent permitted under its investment objectives, policies and limitations. Such notes may be issued for different purposes and may be secured differently from those mentioned above.

ILLIQUID SECURITIES

The Fund may invest up to 15% of its net assets in municipal securities and other instruments that, at the time of investment, are illiquid (i.e., securities that are not readily marketable). For this purpose, illiquid securities may include, but are not limited to, restricted securities (securities the disposition of which is restricted under the federal securities laws), securities that may only be resold pursuant to Rule 144A under the 1933 Act, that are deemed to be illiquid, and certain repurchase agreements. The Board of Directors or its delegate has the ultimate authority to determine which securities are liquid or illiquid. The Board of Directors has delegated to Nuveen Asset Management the day-to-day determination of the illiquidity of any security held by the Fund, although it has retained oversight and ultimate responsibility for such determinations. No definitive liquidity criteria are used. The Board of Directors has directed Nuveen Asset Management when making liquidity determinations to look for such factors as (i) the nature of the market for a security (including the institutional private resale market; the frequency of trades and quotes for the security; the number of dealers willing to purchase or sell the security; the amount of time normally needed to dispose of the security; and the method of soliciting offers and the mechanics of transfer), (ii) the terms of certain securities or other instruments allowing for the disposition to a third party or the issuer thereof (e.g., certain repurchase obligations and demand instruments), and (iii) other relevant factors. The assets used to cover OTC derivatives used by the Fund will be considered illiquid until the OTC derivatives are sold to qualified dealers who agree that the Fund may repurchase them at a maximum price to be calculated by a formula set forth in an agreement. The “cover” for an OTC derivative subject to this procedure would be considered illiquid only to the extent that the maximum repurchase price under the formula exceeds the intrinsic value of the derivative.

Restricted securities may be sold only in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the 1933 Act. Where registration is required, the Fund may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time the Fund may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, the Fund might obtain a less favorable price than that which prevailed when it decided to sell. Illiquid securities will be priced at fair value as determined in good faith by the Board of Directors or its delegatee. If, through the appreciation of illiquid securities or the depreciation of liquid securities, the Fund should be in a position where more than 50% of the value of its net assets is invested in illiquid securities, including restricted securities that are not readily marketable, the Fund will take such steps as are deemed advisable by Nuveen Asset Management, if any, to protect liquidity.

INVERSE FLOATING RATE SECURITIES AND TENDER OPTION BONDS

Inverse Floating Rate Securities. Inverse floating rate securities (sometimes referred to as “inverse floaters”) are securities whose interest rates bear an inverse relationship to the interest rate on another security or the value of an index. Generally, inverse floating rate securities represent beneficial interests in a special purpose trust formed by a third party sponsor for the purpose of holding municipal bonds. The special purpose trust typically sells two classes of beneficial interests or securities: short-term floating rate municipal securities (sometimes referred to as short-term floaters or tender option bonds), which are sold to third party investors, and inverse floating rate municipal securities, which the Fund would purchase. The short-term floating rate securities have first priority on the cash flow from the municipal bonds held by the special purpose trust. Typically, a third party, such as a bank, broker-dealer or other financial institution, grants the floating rate security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees. The holder of the short-term floater effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. However, an institution will not be obligated to accept tendered short-term floaters in the event of certain defaults or a significant downgrade in the credit rating assigned to the bond issuer. For its inverse floating rate investment, the Fund receives the residual cash flow from the special purpose trust. Because the holder of the short-term floater is generally assured liquidity at the face value of the security, the Fund as the holder of the inverse floater assumes the interest rate cash flow risk and the market value risk associated with the municipal security deposited into the special purpose trust. The volatility of the interest cash flow and the residual market value will vary with the degree to which the trust is leveraged. This is expressed in the ratio of the face value of the short-term floaters in relation to the residual inverse floaters that are issued by the special purpose trust. In addition, all voting rights and decisions to be made with respect to any other rights relating to the municipal bonds held in the special purpose trust are passed through to the Fund, as the holder of the residual inverse floating rate securities.

Because increases in the interest rate on the short-term floaters reduce the residual interest paid on inverse floaters, and because fluctuations in the value of the municipal bond deposited in the special purpose trust affect the value of the inverse floater only, and not the value of the short-term floater issued by the trust, inverse floaters’ value is generally more volatile than that of fixed rate bonds. The market price of inverse floating rate securities is generally more volatile than the underlying bonds due to the leveraging effect of this ownership structure. These securities generally will underperform the market of fixed rate bonds in a rising interest rate environment (i.e., when bond values are falling), but tend to out-perform the market of fixed rate bonds when interest rates decline or remain relatively stable. Although volatile, inverse floaters typically offer the potential for yields available on fixed rate bonds with comparable credit quality, coupon, call provisions and maturity. Inverse floaters have varying degrees of liquidity based upon the liquidity of the underlying bonds deposited in a special purpose trust.

The Fund may invest in inverse floating rate securities issued by special purpose trusts that have recourse to the Fund. In NFA’s discretion, the Fund may enter into a separate shortfall and forbearance agreement with the third party sponsor of a special purpose trust. The Fund may enter into such recourse agreements (i) when the liquidity provider to the special purpose trust requires such an agreement because the level of leverage in the trust exceeds the level that the liquidity provider is willing to support absent such an agreement; and/or (ii) to seek to prevent the liquidity provider from collapsing the trust in the event that the municipal obligation held in the trust has declined in value. Such an agreement would require the Fund to reimburse the third party sponsor of such inverse floater, upon termination of the trust issuing the inverse floater, the difference between the liquidation value of the bonds held in the trust and the principal amount due to the holders of floating rate interests. Such agreements may expose the Fund to a risk of loss that exceeds its investment in the inverse floating rate securities. Absent a shortfall and forbearance agreement, the Fund would not be required to make such a reimbursement. If the Fund chooses not to enter into such an agreement, the special purpose trust could be liquidated and the Fund could incur a loss.

The Fund’s investments in inverse floating rate securities issued by special purpose trusts that have recourse to the Fund may be highly leveraged. The structure and degree to which the Fund’s inverse floating rate securities are highly leveraged will vary based upon a number of factors, including the size of the trust itself and the terms of the underlying municipal security held in a special purpose trust. An inverse floating rate security generally is considered highly leveraged if the principal amount of the short-term floating rate interests issued by the related special purpose trust is in excess of three times the principal amount of the inverse floating rate securities owned by the trust (the ratio of the principal amount of such short-term floating rate interests to the principal amount of the inverse floating rate securities is referred to as the “gearing”). In the event of a significant decline in the value of an underlying security, the Fund may suffer losses in excess of the amount of its investment (up to an amount equal to the value of the municipal securities underlying the inverse floating rate securities) as a result of liquidating special purpose trusts or other collateral required to maintain the Fund’s anticipated effective leverage ratio.

See “Segregation of Assets” above.

Tender Option Bonds. The Fund may also invest in tender option bonds, as described above, issued by special purpose trusts. Tender option bonds may take the form of short-term floating rate securities or the option period may be substantially longer. Generally, the interest rate earned will be based upon the market rates for municipal securities with maturities or remarketing provisions that are comparable in duration to the periodic interval of the tender option, which may vary from weekly, to monthly, to extended periods of one year or multiple years. Since the option feature has a shorter term than the final maturity or first call date of the underlying bond deposited in the trust, the Fund as the holder of the tender option bond relies upon the terms of the agreement with the financial institution furnishing the option as well as the credit strength of that institution. As further assurance of liquidity, the terms of the trust provide for a liquidation of the municipal security deposited in the trust and the application of the proceeds to pay off the tender option bond. The trusts that are organized to issue both short-term floating rate securities and inverse floaters generally include liquidation triggers to protect the investor in the tender option bond. Generally, the trusts do not have recourse to the investors in the residual inverse floating rate securities.

AUCTION RATE SECURITIES

Municipal securities also include auction rate municipal securities and auction rate preferred securities issued by closed-end investment companies that invest primarily in municipal securities (collectively, “auction rate securities”). In certain recent market environments, auction failures have been widespread, which may adversely affect the liquidity and price of auction rate securities. Provided that the auction mechanism is successful, auction rate securities usually permit the holder to sell the securities in an auction at par value at specified intervals. The dividend is reset by “Dutch” auction in which bids are made by broker-dealers and other institutions for a certain amount of securities at a specified minimum yield. The dividend rate set by the auction is the lowest interest or dividend rate that covers all securities offered for sale. While this process is designed to permit auction rate securities to be traded at par value, there is a risk that an auction will fail due to insufficient demand for the securities. Moreover, between auctions, there may be no secondary market for these securities, and sales conducted on a secondary market may not be on terms favorable to the seller. Thus, with respect to liquidity and price stability, auction rate securities may differ substantially from cash equivalents, notwithstanding the frequency of auctions and the credit quality of the security. The Fund’s investments in auction rate securities of closed-end funds are subject to the limitations prescribed by the 1940 Act. The Fund will indirectly bear its proportionate share of any management and other fees paid by such closed-end funds in addition to the advisory fees payable directly by the Fund.

WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS

The Fund may buy and sell municipal securities on a when-issued or delayed delivery basis, making payment or taking delivery at a later date, normally within 15 to 45 days of the trade date. On such transactions, the payment obligation and the interest rate are fixed at the time the purchaser enters into the commitment. Beginning on the date the Fund enters into a commitment to purchase securities on a when-issued or delayed delivery basis, the Fund is required under the rules of the Securities and Exchange Commission to maintain in a separate account liquid assets, consisting of cash, cash equivalents or liquid securities having a market value at all times of at least equal to the amount of any delayed payment commitment. Income generated by any such assets which provide taxable income for federal income tax purposes is includable in the taxable income of the Fund and, to the extent distributed, will be taxable distributions to shareholders. The Fund may enter into contracts to purchase securities on a forward basis (i.e., where settlement will occur more than 60 days from the date of the transaction) only to the extent that the Fund specifically collateralizes such obligations with a security that is expected to be called or mature within 60 days before or after the settlement date of the forward transaction. The commitment to purchase securities on a when-issued, delayed delivery or forward basis may involve an element of risk because no interest accrues on the bonds prior to settlement and at the time of delivery the market value may be less than their cost.

OTHER INVESTMENTS

Zero Coupon Securities. The Fund’s investments in debt securities may be in the form of a zero coupon bond. Zero coupon bonds are debt obligations that do not entitle the holder to any periodic payments of interest for the entire life of the obligation. When held to its maturity, its return comes from the difference between the purchase price and its maturity value. These instruments are typically issued and traded at a deep discount from their face amounts. The amount of the discount varies depending on such factors as the time remaining until maturity of the securities, prevailing interest rates, the liquidity of the security and the perceived credit quality of the issuer. The market prices of zero coupon bonds generally are more volatile than the market prices of debt instruments that pay interest currently and in cash and are likely to respond to changes in interest rates to a greater degree than do other types of securities having similar maturities and credit quality. In order to satisfy a requirement for qualification to be taxed as a “regulated investment company” under the Code (as defined under “Tax Matters”), an investment company, such as the Fund, must distribute each year at least 90% of its investment company taxable income (as described under “Tax Matters”), including the original issue discount accrued on zero coupon bonds. Because the Fund will not on a current basis receive cash payments from the issuer of these securities in respect of any accrued original issue discount, in some years the Fund may have to distribute cash obtained from selling other portfolio holdings of the Fund in order to avoid unfavorable tax consequences. In some circumstances, such sales might be necessary in order to satisfy cash distribution requirements to its Common Stockholders even though investment considerations might otherwise make it undesirable for the Fund to sell securities at such time. Under many market conditions, investments in zero coupon bonds may be illiquid, making it difficult for the Fund to dispose of them or determine their current value.

Structured Notes. The Fund may utilize structured notes and similar instruments for investment purposes and also for hedging purposes. Structured notes are privately negotiated debt obligations where the principal and/or interest is determined by reference to the performance of a benchmark asset, market or interest rate (an “embedded index”), such as selected securities, an index of securities or specified interest rates, or the differential performance of two assets or markets. The terms of such structured instruments normally provide that their principal and/or interest payments are to be adjusted upwards or downwards (but not ordinarily below zero) to reflect changes in the embedded index while the structured instruments are outstanding. As a result, the interest and/or principal payments that may be made on a structured product may vary widely, depending upon a variety of factors, including the volatility of the embedded index and the effect of changes in the embedded index on principal and/or interest payments. The rate of return on structured notes may be determined by applying a multiplier to the performance or differential performance of the referenced index or indices or other assets. Application of a multiplier involves leverage that will serve to magnify the potential for gain and the risk of loss. These types of investments may generate taxable income.

DEFENSIVE POSITION; INVEST-UP PERIOD

During temporary defensive periods or in order to keep the Fund’s cash fully invested, including the period during which the net proceeds of the offering of Common Stock are being invested, the Fund may deviate from its investment policies and objectives and may not be able to achieve its investment objectives. Moreover, during temporary defensive periods (e.g., times when, in Nuveen Asset Management’s opinion, temporary imbalances of supply and demand or other temporary dislocations in the tax-exempt securities market adversely affect the price at which long-term or intermediate-term municipal securities are available), and in order to keep the Fund’s cash fully invested, including the period during which the proceeds of the offering are being invested, the Fund may invest any percentage of its net assets in short-term investments including high quality, short-term debt securities that may be either tax-exempt or taxable and up to 10% of its net assets in securities of other open- or closed-end investment companies (including exchange-traded funds (often referred to as “ETFs”)) that invest primarily in municipal securities of the types in which the Fund may invest directly. The Fund intends to invest in taxable short-term investments only in the event that suitable tax-exempt short-term investments are not available at reasonable prices and yields. Tax-exempt short-term investments include various obligations issued by state and local governmental issuers, such as tax-exempt notes (bond anticipation notes, tax anticipation notes and revenue anticipation notes or other such municipal securities maturing in three years or less from the date of issuance) and municipal commercial paper. The Fund will invest only in taxable short-term investments which are U.S. government securities or securities rated within the highest grade by Fitch, Moody’s or S&P, and which mature within one year from the date of purchase or carry a variable or floating rate of interest. Taxable short-term investments of the Fund may include certificates of deposit issued by U.S. banks with assets of at least

$1 billion, or commercial paper or corporate notes, bonds or debentures with a remaining maturity of one year or less, or repurchase agreements. See “Portfolio Composition—Hedging Strategies and Other Uses of Derivatives—Repurchase Agreements.” To the extent the Fund invests in taxable investments, the Fund will not at such times be in a position to achieve its investment objective of tax-exempt income. For a more complete discussion of the Fund’s portfolio composition, see the Fund’s Prospectus under “The Fund’s Investments.”

OTHER INVESTMENT COMPANIES

The Fund may invest up to 10% of its net assets in securities of other open- or closed-end investment companies (including ETFs) that invest primarily in municipal securities of the types in which the Fund may invest directly. The Fund generally expects that it may invest in other investment companies either during periods when it has large amounts of uninvested cash, such as the period shortly after the Fund receives the proceeds of the offering of its Common Stock, or during periods when there is a shortage of attractive municipal securities available in the market. The Fund may invest in investment companies that are advised by NFA, Nuveen Asset Management or their respective affiliates to the extent permitted by applicable law and/or pursuant to exemptive relief from the Securities and Exchange Commission. As a shareholder in an investment company, the Fund will bear its ratable share of that investment company’s expenses, and would remain subject to payment of the Fund’s advisory and administrative fees with respect to assets so invested. Common Stockholders would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies.

Nuveen Asset Management will take expenses into account when evaluating the investment merits of an investment in the investment company relative to available municipal security instruments. In addition, because the securities of other investment companies may be leveraged and subject to the same leverage risk, the Fund may indirectly be subject to those risks described in the Fund’s Prospectus. Market value will tend to fluctuate more than the yield generated by unleveraged shares.

PORTFOLIO TRADING AND TURNOVER RATE

Portfolio trading may be undertaken to accomplish the Fund’s investment objectives. In addition, a security may be sold and another of comparable quality purchased at approximately the same time to take advantage of what Nuveen Asset Management believes to be a temporary price disparity between the two securities. Temporary price disparities between two comparable securities may result from supply and demand imbalances where, for example, a temporary oversupply of certain securities may cause a temporarily low price for such securities, as compared with other securities of like quality and characteristics. The Fund may also engage to a limited extent in short-term trading consistent with its investment objectives. Securities may be sold in anticipation of a market decline (a rise in interest rates) or purchased in anticipation of a market rise (a decline in interest rates) and later sold, but the Fund will not engage in trading solely to recognize a gain.

The Fund may engage in portfolio trading when considered appropriate, but short-term trading will not be used as the primary means of achieving the Fund’s investment objectives. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is generally not expected to exceed 25% under normal circumstances. However, there are no limits on the Fund’s rate of portfolio turnover, and investments may be sold without regard to length of time held when, in Nuveen Asset Management’s opinion, investment considerations warrant such action. A higher portfolio turnover rate would result in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund. Although these commissions and expenses are not reflected in the Fund’s “Total Annual Expenses” on page 13 of the Fund’s Prospectus, they will be reflected in the Fund’s total return. In addition, high portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to shareholders, will be taxable as ordinary income. See “Tax Matters.”

MANAGEMENT OF THE FUND

DIRECTORS AND OFFICERS

The management of the Fund, including general supervision of the duties performed for the Fund under the investment management agreement with NFA (“the management agreement”), is the responsibility of the Board of Directors of the Fund. The number of directors of the Fund is ten, one of whom is an “interested person” (as the term “interested person” is defined in the 1940 Act) and nine of whom are not interested persons (referred to herein as “independent directors”). None of the independent directors has ever been a director, trustee or employee of, or consultant to, Nuveen Investments, NFA, Nuveen Asset Management or their affiliates. The Board of Directors is divided into three classes, Class I, Class II and Class III, the Class I directors serving until the 2013 annual meeting, the Class II directors serving until the 2011 annual meeting and the Class III directors serving until the 2012 annual meeting, in each case until their respective successors are elected and qualified, as described below. Currently, William C. Hunter, Judith M. Stockdale, Carole E. Stone and Virginia L. Stringer are slated in Class I, John P. Amboian, David J. Kundert and Terence J. Toth are slated in Class II and Robert P. Bremner, Jack B. Evans and William J. Schneider are slated in Class III. The officers of the Fund serve annual terms and are elected on an annual basis. The names, business addresses and birthdates of the directors and officers of the Fund, their principal occupations and other affiliations during the past five years, the number of portfolios each oversees and other directorships they hold are set forth below. The directors of the Fund are directors or trustees, as the case may be, of 112 Nuveen-sponsored open-end funds (the “Nuveen Mutual Funds”) and 133 Nuveen-sponsored closed-end funds (collectively with the Nuveen Mutual Funds, the “Nuveen Funds”).

Name, Business Address and Birthdate	Position(s) Held with Fund	Term of Office and Length of Time Served with Fund	Principal Occupation(s) During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Director	Other Directorships Held by Director
INDEPENDENT DIRECTORS:

Robert P. Bremner(1) 8/22/40 333 West Wacker Drive Chicago, IL 60606	Chairman of the Board and Director	Term—Class III Length of service— Since 1997	Private Investor and Management Consultant; Treasurer and Director, Humanities Council of Washington D.C.; Board Member, Independent Directors Council affiliated with the Investment Company Institute.	245	N/A

Name, Business Address and Birthdate	Position(s) Held with Fund	Term of Office and Length of Time Served with Fund	Principal Occupation(s) During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Director	Other Directorships Held by Director
Jack B. Evans 10/22/48 333 West Wacker Drive Chicago, IL 60606	Director	Term—Class III Length of service— Since 1999	President, The Hall-Perrine Foundation, a private philanthropic corporation (since 1996); Director and Vice Chairman, United Fire Group, a publicly held company; Member of the Board of Regents for the State of Iowa University System; Director, Source Media Group; Life Trustee of Coe College and the Iowa College Foundation; formerly, Director, Alliant Energy; formerly, Director, Federal Reserve Bank of Chicago; formerly, President and Chief Operating Officer, SCI Financial Group, Inc., (a regional financial services firm).	245	See Principal Occupation description

Name, Business Address and Birthdate	Position(s) Held with Fund	Term of Office and Length of Time Served with Fund	Principal Occupation(s) During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Director	Other Directorships Held by Director
William C. Hunter 3/6/48 333 West Wacker Drive Chicago, IL 60606	Director	Term—Class I Length of service— Since 2004	Dean, Tippie College of Business, University of Iowa (since 2006); Director (since 2004) of Xerox Corporation; Director (since 2005) of Beta Gamma Sigma International Honor Society; Director of Wellmark, Inc. (since 2009); formerly, Dean and Distinguished Professor of Finance, School of Business at the University of Connecticut (2003-2006); formerly, Director (1997-2007), Credit Research Center at Georgetown University; previously, Senior Vice President and Director of Research at the Federal Reserve Bank of Chicago (1995-2003).	245	See Principal Occupation description

Name, Business Address and Birthdate	Position(s) Held with Fund	Term of Office and Length of Time Served with Fund	Principal Occupation(s) During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Director	Other Directorships Held by Director
David J. Kundert(1) 10/28/42 333 West Wacker Drive Chicago, IL 60606	Director	Term—Class III Length of service— Since 2005	Director, Northwestern Mutual Wealth Management Company; retired (since 2004) as Chairman, JPMorgan Fleming Asset Management, President and CEO, Banc One Investment Advisors Corporation, and President, One Group Mutual Funds; prior thereto, Executive Vice President, Bank One Corporation and Chairman and CEO, Banc One Investment Management Group; member of the Board of Regents, Luther College; member of the Wisconsin Bar Association; member of Board of Directors, Friends of Boerner Botanical Gardens; member of Board of Directors and Chair of Investment Committee, Greater Milwaukee Foundation.	245	See Principal Occupation description

Name, Business Address and Birthdate	Position(s) Held with Fund	Term of Office and Length of Time Served with Fund	Principal Occupation(s) During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Director	Other Directorships Held by Director
William J. Schneider(1) 9/24/44 333 West Wacker Drive Chicago, IL 60606	Director	Term—Class III Length of service— Since 1997	Chairman of Miller-Valentine Partners Ltd., a real estate investment company; Member, Mid-America Health System Board; Member, University of Dayton Business School Advisory Council; formerly, Senior Partner and Chief Operating Officer (retired) of Miller-Valentine Group; formerly member, Dayton Philharmonic Orchestra Association; formerly, Director, Dayton Development Coalition; formerly, member, Business Advisory Council, Cleveland Federal Reserve Bank.	245	See Principal Occupation description

Judith M. Stockdale 12/29/47 333 West Wacker Drive Chicago, IL 60606	Director	Term—Class I Length of service— Since 1997	Executive Director, Gaylord and Dorothy Donnelley Foundation (since 1994); prior thereto, Executive Director, Great Lakes Protection Fund (1990-1994).	245	See Principal Occupation description

Carole E. Stone(1) 6/28/47 333 West Wacker Drive Chicago, IL 60606	Director	Term—Class I Length of service— Since 2007	Director, C2 Options Exchange, Incorporated (since 2009); Director, Chicago Board Options Exchange (since 2006); formerly, Commissioner, New York State Commission on Public Authority Reform (2005-2010); formerly, Chair, New York Racing Association Oversight Board (2005-2007).	245	See Principal Occupation description

Name, Business Address and Birthdate	Position(s) Held with Fund	Term of Office and Length of Time Served with Fund	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director
Virginia L. Stringer 8/16/44 333 West Wacker Drive Chicago, IL 60606	Trustee	Term—Class I Length of Service— Since 2011	Board Member, Mutual Fund Directors Forum; Member, Governing Board, Investment Company Institute’s Independent Directors Council; Governance consultant and non-profit board member; former Owner and President, Strategic Management Resources, Inc. a management consulting firm; previously, held several executive positions in general management, marketing and human resources at IBM and The Pillsbury Company; Independent Director, First American Fund Complex (1987-2010) and Chair (1997-2010).	245	See Principal Occupation Description

Name, Business Address and Birthdate	Position(s) Held with Fund	Term of Office and Length of Time Served with Fund	Principal Occupation(s) During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Director	Other Directorships Held by Director
Terence J. Toth(1) 9/29/59 333 West Wacker Drive Chicago, IL 60606	Director	Term—Class II Length of service— Since 2008	Director, Legal & General Investment Management America, Inc. (since 2008); Managing Partner, Promus Capital (since 2008); formerly, CEO and President, Northern Trust Global Investments (2004-2007); Executive Vice President, Quantitative Management & Securities Lending (2000-2004); prior thereto, various positions with Northern Trust Company (since 1994); member: Goodman Theatre Board (since 2004); Chicago Fellowship Board (since 2005), University of Illinois Leadership Council Board (since 2007) and Catalyst Schools of Chicago Board (since 2008); formerly, member: Northern Trust Mutual Funds Board (2005-2007), Northern Trust Global Investments Board (2004-2007); Northern Trust Japan Board (2004-2007), Northern Trust Securities Inc. Board (2003-2007) and Northern Trust Hong Kong Board (1997-2004).	245	See Principal Occupation description

Name, Business Address and Birthdate	Position(s) Held with Fund	Term of Office and Length of Time Served with Fund	Principal Occupation(s) During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Director	Other Directorships Held by Director
INTERESTED DIRECTOR:

John P. Amboian(2) 6/14/61 333 West Wacker Drive Chicago, IL 60606	Director	Term—Class II Length of service— Since 2008	Chief Executive Officer and Chairman (since 2007) and Director (since 1999) of Nuveen Investments, Inc.; Chief Executive Officer (since 2007) of Nuveen Investments Advisers, Inc.; Director (since 1998), formerly, Chief Executive Officer (2007-2010) of Nuveen Fund Advisors, Inc.	245	See Principal Occupation description

(1)	Also serves as a trustee of the Nuveen Diversified Commodity Fund, an exchange-traded commodity pool managed by Nuveen Commodities Asset Management, LLC, an affiliate of the Adviser.
(2)	Mr. Amboian is an “interested person” of the Trust, as defined in the 1940 Act, by reason of his positions with Nuveen Investments, Inc. (“Nuveen Investments”) and certain of its subsidiaries.

OFFICERS OF THE FUND

Name, Birthdate and Business Address	Position(s) Held with Fund	Term of Office and Length of Time Served with Fund	Principal Occupations Including Other Directorships During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Director/Officer
Gifford R. Zimmerman 9/9/56 333 West Wacker Drive Chicago, IL 60606	Chief Administrative Officer	Term—Until August 2011 Length of Service— Since Inception	Managing Director (since 2002), Assistant Secretary and Associate General Counsel of Nuveen Securities, LLC; Managing Director (since 2002), Assistant Secretary (since 1997) and Co-General Counsel (since 2011) of Nuveen Fund Advisors, Inc.; Managing Director (since 2004) and Assistant Secretary (since 1994) of Nuveen Investments, Inc.; Managing Director, Assistant Secretary and Associate General Counsel of Nuveen Asset Management, LLC (since 2011); Vice President and Assistant Secretary of NWQ Investment Management Company, LLC and Nuveen Investments Advisers Inc. (since 2002); Managing Director, Associate General Counsel and Assistant Secretary of Symphony Asset Management LLC (since 2003); Vice President and Assistant Secretary of Tradewinds Global Investors, LLC and Santa Barbara Asset Management, LLC (since 2006), and Nuveen HydePark Group, LLC and Nuveen Investment Solutions, Inc. (since 2007) and of Winslow Capital Management, Inc. (since 2010); Chief Administrative Officer and Chief Compliance Officer (since 2010) of Nuveen Commodities Asset Management, LLC; Chartered Financial Analyst.	245

Williams Adams IV 6/9/55 333 West Wacker Drive Chicago, IL 60606	Vice President	Term—Until August 2011 Length of Service— Since 2007	Senior Executive Vice President, Global Structured Products, formerly, Executive Vice President (1999-2010) of Nuveen Investments, LLC; Co-President of Nuveen Fund Advisors, Inc. (since 2011); Managing Director (since 2010) of Nuveen Commodities Asset Management, LLC.	133

Name, Birthdate and Business Address	Position(s) Held with Fund	Term of Office and Length of Time Served with Fund	Principal Occupations Including Other Directorships During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Director/Officer
Cedric H. Antosiewicz 1/11/62 333 West Wacker Drive Chicago, IL 60606	Vice President	Term—Until August 2011 Length of Service— Since 2007	Managing Director of Nuveen Securities, LLC.	133

Margo L. Cook 4/11/64 333 West Wacker Drive Chicago, IL 60606	Vice President	Term—Until August 2011 Length of Service— Since 2009	Executive Vice President (since 2008) of Nuveen Investments, Inc. and of Nuveen Fund Advisors, Inc. (since 2011); previously, Head of Institutional Asset Management (2007-2008) of Bear Stearns Asset Management; Head of Institutional Asset Management (1986-2007) of Bank of NY Mellon; Chartered Financial Analyst.	245

Lorna C. Ferguson 10/24/45 333 W. Wacker Drive Chicago, IL 60606	Vice President	Term—Until August 2011 Length of Service— Since 1998	Managing Director of Nuveen Securities, LLC; Managing Director (since 2005) of Nuveen Fund Advisors, Inc.	245

Stephen D. Foy 5/31/54 333 W. Wacker Drive Chicago, IL 60606	Vice President and Controller	Term—Until August 2011 Length of Service— Since 1998	Senior Vice President (since 2010), Vice President (2005-2010) of Nuveen Fund Advisors, Inc.; Certified Public Accountant.	245

Name, Birthdate and Business Address	Position(s) Held with Fund	Term of Office and Length of Time Served with Fund	Principal Occupations Including Other Directorships During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Director/Officer
Scott S. Grace 333 West Wacker Drive Chicago, IL 60606 (8/20/70)	Vice President and Treasurer	Term—Until August 2011 Length of Service— Since 2009	Managing Director, Corporate Finance & Development, Treasurer (since 2009) of Nuveen Securities, LLC; Managing Director and Treasurer of Nuveen Investment Solutions, Inc., Nuveen Investment Advisers Inc., Nuveen Investments Holdings, Inc., Nuveen Fund Advisors, Inc. and (since 2011) of Nuveen Asset Management, LLC; Vice President and Treasurer of NWQ Investment Management Company, LLC, Tradewinds Global Investors, LLC, Symphony Asset Management LLC and Winslow Capital Management, Inc.; Vice President of Santa Barbara Asset Management, LLC; formerly, Treasurer (2006-2009), Senior Vice President (2008-2009), previously, Vice President (2006-2008) of Janus Capital Group, Inc.; formerly, Senior Associate in Morgan Stanley’s Global Financial Services Group (2000-2003); Chartered Accountant Designation.	245

Name, Birthdate and Business Address	Position(s) Held with Fund	Term of Office and Length of Time Served with Fund	Principal Occupations Including Other Directorships During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Director/Officer
Walter M. Kelly 2/24/70 333 West Wacker Drive Chicago, IL 60606	Vice President and Chief Compliance Officer	Term—Until August 2011 Length of Service— Since 2003	Senior Vice President (since 2008) and Assistant Secretary (since 2003), formerly, Vice President (2006-2008) of Nuveen Fund Advisors, Inc.; previously, Assistant Vice President and Assistant Secretary of the Nuveen Funds (2003-2006).	245

Tina M. Lazar 8/27/61 333 W. Wacker Drive Chicago, IL 60606	Vice President	Term—Until August 2011 Length of Service— Since 2002	Senior Vice President (since 2010), formerly, Vice President (2005-2010) of Nuveen Fund Advisors, Inc.	245

Name, Birthdate and Business Address	Position(s) Held with Fund	Term of Office and Length of Time Served with Fund	Principal Occupations Including Other Directorships During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Director/Officer
Larry W. Martin 7/27/51 333 West Wacker Drive Chicago, IL 60606	Vice President and Assistant Secretary	Term—Until August 2011 Length of Service— Since 1997	Senior Vice President (since 2010), formerly, Vice President (1993-2010), Assistant Secretary and Assistant General Counsel of Nuveen Securities, LLC; Senior Vice President (since 2010), formerly, Vice President (2005-2010), and Assistant Secretary of Nuveen Investments, Inc.; Senior Vice President (since 2010), formerly, Vice President (2005-2010), and Assistant Secretary (since 1997) of Nuveen Fund Advisors, Inc. Vice President and Assistant Secretary of Nuveen Investments Advisers Inc. (since 2002), NWQ Investment Management Company, LLC, Symphony Asset Management, LLC (since 2003), Tradewinds Global Investors, LLC, Santa Barbara Asset Management LLC (since 2006), Nuveen HydePark Group, LLC, Nuveen Investment Solutions, Inc. (since 2007) and of Winslow Capital Management, Inc. (since 2010); Vice President and Assistant Secretary of Nuveen Commodities Asset Management, LLC (since 2010).	245

Name, Birthdate and Business Address	Position(s) Held with Fund	Term of Office and Length of Time Served with Fund	Principal Occupations Including Other Directorships During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Director/Officer
Kevin J. McCarthy 3/26/66 333 West Wacker Drive Chicago, IL 60606	Vice President and Secretary	Term—Until August 2011 Length of Service— Since 2007	Managing Director (since 2008), formerly, Vice President (2007-2008) of Nuveen Securities, LLC; Managing Director (since 2008), Assistant Secretary (since 2007) and Co-General Counsel (since 2011) of Nuveen Fund Advisors, Inc; Managing Director, Assistant Secretary and Associate General Counsel (since 2011) of Nuveen Asset Management, LLC Vice President and Assistant Secretary of Nuveen Investment Advisers Inc., NWQ Investment Management Company, LLC, Tradewinds Global Investors, LLC, NWQ Holdings, LLC, Symphony Asset Management LLC, Santa Barbara Asset Management, LLC, Nuveen HydePark Group, LLC, Nuveen Investment Solutions, Inc. and of Winslow Capital Management, Inc. (since 2010); Vice President and Secretary (since 2010) of Nuveen Commodities Asset Management, LLC; prior thereto, Partner, Bell, Boyd & Lloyd LLP (1997-2007).	245

Name, Birthdate and Business Address	Position(s) Held with Fund	Term of Office and Length of Time Served with Fund	Principal Occupations Including Other Directorships During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Director/Officer
Kathleen L. Prudhomme 3/30/53 800 Nicollet Mall Minneapolis, MN 55402	Vice President and Assistant Secretary	Term—Until August 2011 Length of Service— Since 2011	Managing Director, Assistant Secretary and Co-General Counsel (since 2011) of Nuveen Fund Advisors, Inc.; Managing Director and Assistant Secretary of Nuveen Securities, LLC (since 2011); Managing Director, Assistant Secretary and Associate General Counsel (since 2011) of Nuveen Asset Management, LLC; formerly, Deputy General Counsel, FAF Advisors, Inc. (1998-2010).	245

Board Leadership Structure and Risk Oversight

The Board of Directors or the Board of Trustees (as the case may be, each is referred to hereafter as the “Board” and the directors or trustees of the Nuveen Funds, as applicable, are each referred to herein as “Directors”) oversees the operations and management of the Nuveen Funds, including the duties performed for the Nuveen Funds by the investment adviser and sub-adviser. The Board has adopted a unitary board structure. A unitary board consists of one group of directors who serve on the board of every fund in the complex. In adopting a unitary board structure, the Directors seek to provide effective governance through establishing a board, the overall composition of which, will, as a body, possess the appropriate skills, independence and experience to oversee the Nuveen Funds’ business. With this overall framework in mind, when the Board, through its Nominating and Governance Committee discussed below, seeks nominees for the Board, the Directors consider, not only the candidate’s particular background, skills and experience, among other things, but also whether such background, skills and experience enhance the Board’s diversity and at the same time complement the Board given its current composition and the mix of skills and experiences of the incumbent Directors.

The Board believes the unitary board structure enhances good and effective governance, particularly given the nature of the structure of the investment company complex. Funds in the same complex generally are served by the same service providers and personnel and are governed by the same regulatory scheme which raises common issues that must be addressed by the directors across the fund complex (such as compliance, valuation, liquidity, brokerage, trade allocation or risk management). The Board believes it is more efficient to have a single board review and oversee common policies and procedures which increases the Board’s knowledge and expertise with respect to the many aspects of fund operations that are complex-wide in nature. The unitary structure also enhances the Board’s influence and oversight over the investment adviser, sub-adviser and other service providers.

In an effort to enhance the independence of the Board, the Board also has a Chairman that is an independent Director. The Board recognizes that a chairman can perform an important role in setting the agenda for the Board, establishing the boardroom culture, establishing a point person on behalf of the Board for fund management, and reinforcing the Board’s focus on the long-term interests of shareholders. The Board recognizes that a chairman may be able to better perform these functions without any conflicts of interests arising from a position with fund management. Accordingly, the Directors have elected Robert P. Bremner as the independent Chairman of the Board. Specific responsibilities of the Chairman include: (i) presiding at all meetings of the Board and of the shareholders; (ii) seeing that all orders and resolutions of the Directors are carried into effect; and (iii) maintaining records of and, whenever necessary, certifying all proceedings of the Directors and the shareholders.

Although the Board has direct responsibility over various matters (such as advisory contracts, underwriting contracts and Fund performance), the Board also exercises certain of its oversight responsibilities through several committees that it has established and which report back to the full Board. The Board believes that a committee structure is an effective means to permit Directors to focus on particular operations or issues affecting the Nuveen Funds, including risk oversight. More specifically, with respect to risk oversight, the Board has delegated matters relating to valuation and compliance to certain committees (as summarized below) as well as certain aspects of investment risk. In addition, the Board believes that the periodic rotation of Directors among the different committees allows the Directors to gain additional and different perspectives of the Fund’s operations. The Board has established five standing committees: the Executive Committee, the Dividend Committee, the Audit Committee, the Compliance, Risk Management and Regulatory Oversight Committee and the Nominating and Governance Committee. The Board may also from time to time create ad hoc committees to focus on particular issues as the need arises. The membership and functions of the standing committees are summarized below.

The Executive Committee, which meets between regular meetings of the Board, is authorized to exercise all of the powers of the Board. Robert P. Bremner, Chair, Judith M. Stockdale and John P. Amboian serve as the current members of the Executive Committee of the Board. During the fiscal year ended October 31, 2010, the Executive Committee did not meet.

The Dividend Committee is authorized to declare distributions on the Trust’s shares including, but not limited to, regular and special dividends, capital gains and ordinary income distributions. The members of the Dividend Committee are Jack B. Evans, Chair, Judith M. Stockdale and Terence J. Toth. During the fiscal year ended October 31, 2010 the Dividend Committee met five times.

The Compliance, Risk Management and Regulatory Oversight Committee (the “Compliance Committee”) is responsible for the oversight of compliance issues, risk management and other regulatory matters affecting the Nuveen Funds that are not otherwise the jurisdiction of the other committees. The Board has adopted and periodically reviews policies and procedures designed to address the Nuveen Funds’ compliance and risk matters. As part of its duties, the Compliance Committee reviews the policies and procedures relating to compliance matters and recommends modifications thereto as necessary or appropriate to the full Board; develops new policies and procedures as new regulatory matters affecting the Nuveen Funds arise from time to time; evaluates or considers any comments or reports from examinations from regulatory authorities and responses thereto; and performs any special reviews, investigations or other oversight responsibilities relating to risk management, compliance and/or regulatory matters as requested by the Board.

In addition, the Compliance Committee is responsible for risk oversight, including, but not limited to, the oversight of risks related to investments and operations. Such risks include, among other things, exposures to particular issuers, market sectors, or types of securities; risks related to product structure elements, such as leverage; and techniques that may be used to address those risks, such as hedging and swaps. In assessing issues brought to the committee’s attention or in reviewing a particular policy, procedure, investment technique or strategy, the Compliance Committee evaluates the risks to the Nuveen Funds in adopting a particular approach or resolution compared to the anticipated benefits to the Nuveen Funds and their shareholders. In fulfilling its obligations, the Compliance Committee meets on a quarterly basis, and at least once a year in person. The Compliance Committee receives written and oral reports from the Nuveen Funds’ Chief Compliance Officer (“CCO”) and meets privately with the CCO at each of its quarterly meetings. The CCO also provides an annual report to the full Board regarding the operations of the Nuveen Funds’ and other service providers’ compliance programs as well as any recommendations for modifications thereto. The Compliance Committee also receives reports from the investment services group of Nuveen regarding various investment risks. Notwithstanding the foregoing, the full Board also participates in discussions with management regarding certain matters relating to investment risk, such as the use of leverage and hedging. The investment services group therefore also reports to the full Board at its quarterly meetings regarding, among other things, Fund performance and the various drivers of such performance. Accordingly, the Board directly and/or in conjunction with the Compliance Committee oversees matters relating to investment risks. Matters not addressed at the committee level are addressed directly by the full Board. The committee operates under a written charter adopted and approved by the Board of Directors. The members of the Compliance Committee are Jack B. Evans, William C. Hunter, William J. Schneider, Virginia L. Stringer and Judith M. Stockdale, Chair. During the fiscal year ended October 31, 2010, the Compliance Committee met five times.

The Audit Committee assists the Board in the oversight and monitoring of the accounting and reporting policies, processes and practices of the Nuveen Funds, and the audits of the financial statements of the Nuveen Funds; the quality and integrity of the financial statements of the Nuveen Funds; the Nuveen Funds’ compliance with legal and regulatory requirements relating to the Nuveen Funds’ financial statements; the independent auditors’ qualifications, performance and independence; and the pricing procedures of the Nuveen Funds and the internal valuation group of Nuveen. It is the responsibility of the Audit Committee to select, evaluate and replace any independent auditors (subject only to Board and, if applicable, shareholder ratification) and to determine their compensation. The Audit Committee is also responsible for, among other things, overseeing the valuation of securities comprising the Nuveen Funds’ portfolios. Subject to the Board’s general supervision of such actions, the Audit Committee addresses any valuation issues, oversees the Nuveen Funds’ pricing procedures and actions taken by Nuveen’s internal valuation group which provides regular reports to the committee, reviews any issues relating to the valuation of the Directors Funds’ securities brought to its attention and considers the risks to the Funds in assessing the possible resolutions to these matters. The Audit Committee may also consider any financial risk exposures for the Directors Funds in conjunction with performing its functions.

To fulfill its oversight duties, the Audit Committee receives annual and semi-annual reports and has regular meetings with the external auditors for the Nuveen Funds and the internal audit group at Nuveen Investments. The Audit Committee also may review in a general manner the processes the Board or other Board committees have in place with respect to risk assessment and risk management as well as compliance with legal and regulatory matters relating to the Nuveen Funds’ financial statements. The committee operates under a written charter adopted and approved by the Board. Members of the Audit Committee shall be independent (as set forth in the charter) and free of any relationship that, in the opinion of the Directors, would interfere with their exercise of independent judgment as an Audit Committee member. The members of the Audit Committee are Robert P. Bremner, David J. Kundert, Chair, William J. Schneider, Carole E. Stone and Terence J. Toth, each of whom is an independent Director of the Nuveen Funds. During the fiscal year ended October 31, 2010, the Audit Committee met four times.

The Nominating and Governance Committee is responsible for seeking, identifying and recommending to the Board qualified candidates for election or appointment to the Board. In addition, the Nominating and Governance Committee oversees matters of corporate governance, including the evaluation of Board performance and processes, the assignment and rotation of committee members, and the establishment of corporate governance guidelines and procedures, to the extent necessary or desirable, and matters related thereto. Although the unitary and committee structure has been developed over the years and the Nominating and Governance Committee believes the structure has provided efficient and effective governance, the committee recognizes that as demands on the Board evolve over time (such as through an increase in the number of funds overseen or an increase in the complexity of the issues raised), the committee must continue to evaluate the Board and committee structures and their processes and modify the foregoing as may be necessary or appropriate to continue to provide effective governance. Accordingly, the Nominating and Governance Committee has a separate meeting each year to, among other things, review the Board and committee structures, their performance and functions, and recommend any modifications thereto or alternative structures or processes that would enhance the Board’s governance over the Nuveen Funds’ business.

In addition, the Nominating and Governance Committee, among other things, makes recommendations concerning the continuing education of Directors; monitors performance of legal counsel and other service providers; establishes and monitors a process by which security holders are able to communicate in writing with members of the Board; and periodically reviews and makes recommendations about any appropriate changes to Director compensation. In the event of a vacancy on the Board, the Nominating and Governance Committee receives suggestions from various sources as to suitable candidates. Suggestions should be sent in writing to Lorna Ferguson, Manager of Fund Board Relations, Nuveen Investments, 333 West Wacker Drive, Chicago, IL 60606. The Nominating and Governance Committee sets appropriate standards and requirements for nominations for new Directors and reserves the right to interview any and all candidates and to make the final selection of any new Directors. In considering a candidate’s qualifications, each candidate must meet certain basic requirements, including relevant skills and experience, time availability (including the time requirements for due diligence site visits to internal and external sub-advisers and service providers) and, if qualifying as an Independent Director candidate, independence from the Adviser, sub-advisers, underwriters or other service providers, including any affiliates of these entities. These skill and experience requirements may vary depending on the current composition of the Board, since the goal is to ensure an appropriate range of skills, diversity and experience, in the aggregate. Accordingly, the particular factors considered and weight given to these factors will depend on the composition of the Board and the skills and backgrounds of the incumbent Directors at the time of consideration of the nominees. All candidates, however, must meet high expectations of personal integrity, independence, governance experience and professional competence. All candidates must be willing to be critical within the Board and with management and yet maintain a collegial and collaborative manner toward other Board members. The committee operates under a written charter adopted and approved by the Board. This committee is composed of the independent Directors of the Nuveen Funds. Accordingly, the members of the Nominating and Governance Committee are Robert P. Bremner, Chair, Jack B. Evans, William C. Hunter, David J. Kundert, William J. Schneider, Judith M. Stockdale, Carole E. Stone and Terence J. Toth. During the fiscal year ended October 31, 2010, the Nominating and Governance Committee met five times.

Board Diversification and Director Qualifications

In determining that a particular Board Member was qualified to serve as a Board Member, the Board has considered each Board Member’s background, skills, experience and other attributes in light of the composition of the Board with no particular factor controlling. The Board believes that Board Members need to have the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Fund management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties and the Board believes each Board Member satisfies this standard. An effective Board Member may achieve this ability through his or her educational background; business, professional training or practice; public service or academic positions; experience from service as a board member (including the Boards of the Funds), or as an executive of investment funds, public companies or significant private or not-for-profit entities or other organizations; and or/other life experiences. Accordingly, set forth below is a summary of the experiences, qualifications, attributes, and skills that led to the conclusion, as of the date of this document, that each Board Member should continue to serve in that capacity. References to the experiences, qualifications, attributes and skills of Board Members are pursuant to requirements of the Securities and Exchange Commission, do not constitute holding out of the Board or any Board Member as having any special expertise or experience and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.

John P. Amboian

Mr. Amboian, an interested Director of the Nuveen Funds, joined Nuveen Investments, Inc. (“Nuveen”) in June 1995 and became Chief Executive Officer in July 2007 and Chairman in November 2007. Prior to this, since 1999, he served as President with responsibility for the firm’s product, marketing, sales, operations and administrative activities. Mr. Amboian initially served Nuveen as Executive Vice President and Chief Financial Officer. Prior to joining Nuveen, Mr. Amboian held key management positions with two consumer product firms affiliated with the Phillip Morris Companies. He served as Senior Vice President of Finance, Strategy and Systems at Miller Brewing Company. Mr. Amboian began his career in corporate and international finance at Kraft Foods, Inc., where he eventually served as Treasurer. He received a Bachelor’s degree in economics and a Masters of Business Administration (“MBA”) from the University of Chicago. Mr. Amboian serves on the Board of Directors of Nuveen and is a Board Member or Trustee of the Investment Company Institute Board of Governors, Boys and Girls Clubs of Chicago, Children’s Memorial Hospital and Foundation, the Council on the Graduate School of Business (University of Chicago), and the North Shore Country Day School Foundation. He is also a member of the Civic Committee of the Commercial Club of Chicago and the Economic Club of Chicago.

Robert P. Bremner

Mr. Bremner, the Nuveen Funds’ Independent Chairman, is a private investor and management consultant in Washington, D.C. His biography of William McChesney Martin, Jr., a former chairman of the Federal Reserve Board, was published by Yale University Press in November 2004. From 1994 to 1997, he was a Senior Vice President at Samuels International Associates, an international consulting firm specializing in governmental policies, where he served in a part-time capacity. Previously, Mr. Bremner was a partner in the LBK Investors Partnership and was chairman and majority stockholder with ITC Investors Inc., both private investment firms. He currently serves on the Board and as Treasurer of the Humanities Council of Washington D.C. and is a Board Member of the Independent Directors Council affiliated with the Investment Company Institute. From 1984 to 1996, Mr. Bremner was an independent Trustee of the Flagship Funds, a group of municipal open-end funds. He began his career at the World Bank in Washington D.C. He graduated with a Bachelor of Science degree from Yale University and received his MBA from Harvard University.

Jack B. Evans

President of the Hall-Perrine Foundation, a private philanthropic corporation, since 1996, Mr. Evans was formerly President and Chief Operating Officer of the SCI Financial Group, Inc., a regional financial services firm headquartered in Cedar Rapids, Iowa. Formerly, he was a member of the Board of the Federal Reserve Bank of Chicago as well as a Director of Alliant Energy. Mr. Evans is Chairman of the Board of United Fire Group, sits on the Board of the Source Media Group, is a member of the Board of Regents for the State of Iowa University System, is a Life Trustee of Coe College and is a member of the Advisory Council of the Department of Finance in the Tippie College of Business, University of Iowa. He has a Bachelor of Arts degree from Coe College and an MBA from the University of Iowa.

William C. Hunter

Mr. Hunter was appointed Dean of the Henry B. Tippie College of Business at the University of Iowa effective July 1, 2006. He had been Dean and Distinguished Professor of Finance at the University of Connecticut School of Business since June 2003. From 1995 to 2003, he was the Senior Vice President and Director of Research at the Federal Reserve Bank of Chicago. While there he served as the Bank’s Chief Economist and was an Associate Economist on the Federal Reserve System’s Federal Open Market Committee (FOMC). In addition to serving as a Vice President in charge of financial markets and basic research at the Federal Reserve Bank in Atlanta, he held faculty positions at Emory University, Atlanta University, the University of Georgia and Northwestern University. A past Director of the Credit Research Center at Georgetown University and past President of the Financial Management Association International, he has consulted with numerous foreign central banks and official agencies in Western Europe, Central and Eastern Europe, Asia, Central America and South America. From 1990 to 1995, he was a U.S. Treasury Advisor to Central and Eastern Europe. He has been a Director of the Xerox Corporation since 2004 and Wellmark, Inc. since 2009. He is President-Elect of Beta Gamma Sigma, Inc., the International Business Honor Society.

David J. Kundert

Mr. Kundert retired in 2004 as Chairman of JPMorgan Fleming Asset Management, and as President and CEO of Banc One Investment Advisors Corporation, and as President of One Group Mutual Funds. Prior to the merger between Bank One Corporation and JPMorgan Chase and Co., he was Executive Vice President, Bank One Corporation and, since 1995, the Chairman and CEO, Banc One Investment Management Group. From 1988 to 1992, he was President and CEO of Bank One Wisconsin Trust Company. Currently, Mr. Kundert is a Director of the Northwestern Mutual Wealth Management Company. He started his career as an attorney for Northwestern Mutual Life Insurance Company. Mr. Kundert has served on the Board of Governors of the Investment Company Institute and he is currently a member of the Wisconsin Bar Association. He is on the Board of the Greater Milwaukee Foundation and chairs its Investment Committee. He received his Bachelor of Arts degree from Luther College, and his Juris Doctor from Valparaiso University.

William J. Schneider

Mr. Schneider is currently Chairman, formerly Senior Partner and Chief Operating Officer (retired, December 2004) of Miller-Valentine Partners Ltd., a real estate investment company. He is a Director and Past Chair of the Dayton Development Coalition. He was formerly a member of the Community Advisory Board of the National City Bank in Dayton as well as a former member of the Business Advisory Council of the Cleveland Federal Reserve Bank. Mr. Schneider is a member of the Business Advisory Council for the University of Dayton College of Business. Mr. Schneider was an independent Trustee of the Flagship Funds, a group of municipal open-end funds. He also served as Chair of the Miami Valley Hospital and as Chair of the Finance Committee of its parent holding company. Mr. Schneider has a Bachelor of Science in Community Planning from the University of Cincinnati and a Masters of Public Administration from the University of Dayton.

Judith M. Stockdale

Ms. Stockdale is currently Executive Director of the Gaylord and Dorothy Donnelley Foundation, a private foundation working in land conservation and artistic vitality in the Chicago region and the Lowcountry of South Carolina. Her previous positions include Executive Director of the Great Lakes Protection Fund, Executive Director of Openlands, and Senior Staff Associate at the Chicago Community Trust. She has served on the Boards of the Land Trust Alliance, the National Zoological Park, the Governor’s Science Advisory Council (Illinois), the Nancy Ryerson Ranney Leadership Grants Program, Friends of Ryerson Woods and the Donors Forum. Ms. Stockdale, a native of the United Kingdom, has a Bachelor of Science degree in geography from the University of Durham (UK) and a Master of Forest Science degree from Yale University.

Carole E. Stone

Ms. Stone retired from the New York State Division of the Budget in 2004, having served as its Director for nearly five years and as Deputy Director from 1995 through 1999. Ms. Stone is currently on the Board of Directors of the Chicago Board Options Exchange, CBOE Holdings, Inc. and C2 Options Exchange, Incorporated and was formerly a Commissioner on the New York State Commission on Public Authority Reform. She has also served as the Chair of the New York Racing Association Oversight Board, as Chair of the Public Authorities Control Board and as a member of the Boards of Directors of several New York State public authorities. Ms. Stone has a Bachelor of Arts from Skidmore College in Business Administration.

Virginia L. Stringer

Ms. Stringer served as the independent chair of the Board of the First American Funds from 1997 to 2010, having joined the Board in 1987. Ms. Stringer serves on the Governing Board of the Investment Company Institute’s Independent Directors Council and on the board of the Mutual Fund Directors Forum. She is a recipient of the Outstanding Corporate Director award from Twin Cities Business Monthly and the Minnesota Chapter of the National Association of Corporate Directors. Ms. Stringer is the immediate past board chair of the Oak Leaf Trust, is the immediate past board chair of the Saint Paul Riverfront Corporation and is immediate past President of the Minneapolis Club’s Governing Board. She is a director and former board chair of the Minnesota

Opera and a Life Trustee and former board member of the Voyageur Outward Bound School. She also served as a trustee of Outward Bound USA. She was appointed by the Governor of Minnesota to the Board on Judicial Standards and recently served on a Minnesota Supreme Court Judicial Advisory Committee to reform the state’s judicial disciplinary process. She is a member of the International Women’s Forum and attended the London Business School as an International Business Fellow. Ms. Stringer also served as board chair of the Human Resource Planning Society, the Minnesota Women’s Campaign Fund and the Minnesota Women’s Economic Roundtable. Ms. Stringer is the retired founder of Strategic Management Resources, a consulting practice focused on corporate governance, strategy and leadership. She has twenty five years of corporate experience having held executive positions in general management, marketing and human resources with IBM and the Pillsbury Company.

Terence J. Toth

Mr. Toth is a Director, Legal & General Investment Management America, Inc. (since 2008) and a Managing Partner, Promus Capital (since 2008). From 2004 to 2007, he was Chief Executive Officer and President of Northern Trust Global Investments, and Executive Vice President of Quantitative Management & Securities Lending from 2000 to 2004. He also formerly served on the Board of the Northern Trust Mutual Funds. He joined Northern Trust in 1994 after serving as Managing Director and Head of Global Securities Lending at Bankers Trust (1986 to 1994) and Head of Government Trading and Cash Collateral Investment at Northern Trust from 1982 to 1986. He currently serves on the Boards of the Goodman Theatre and Chicago Fellowship and is Chairman of the Board of Catalyst Schools of Chicago. Mr. Toth graduated with a Bachelor of Science degree from the University of Illinois, and received his MBA from New York University. In 2005, he graduated from the CEO Perspectives Program at Northwestern University.

SHARE OWNERSHIP

The following table sets forth the dollar range of equity securities beneficially owned by each director as of December 31, 2010:

Name of Director	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies
John M. Amboian	None	Over $	100,000
Robert P. Bremner	None	Over $	100,000
Jack B. Evans	None	Over $	100,000
William C. Hunter	None	Over $	100,000
David J. Kundert	None	Over $	100,000
William S. Schneider	None	Over $	100,000
Judith M. Stockdale	None	Over $	100,000
Carole E. Stone .	None	Over $	100,000
Virginia L. Stringer(1)	None	Over $	100,000
Terence J. Toth	None	Over $	100,000

(1)	Virginia L. Stringer was appointed to the Board of Directors/Trustees of the Nuveen Funds, effective

January 1, 2011.

No director who is not an interested person of the Fund or his immediate family member owns beneficially or of record, any security of NFA, Nuveen Asset Management, Nuveen Investments or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with NFA, or Nuveen Investments.

As of June 30, 2011, the officers and Directors as a group beneficially owned less than 1% of any class of the Fund’s outstanding securities. As of June 30, 2011, no shareholder beneficially owned more than 5% of any class of shares of the Fund. Additionally, no disinterested director owned shares of NFA, Nuveen Asset Management or Nuveen (or any entity controlled by or under common control with NFA, Nuveen Asset Management or Nuveen).

COMPENSATION

The following table shows, for each independent director, (1) the aggregate compensation paid by the Fund for its fiscal year ended October 31, 2010, (2) the amount of total compensation paid by the Fund that has been deferred and (3) the total compensation paid to each director by the Nuveen Funds during the calendar year ended December 31, 2010. The Fund does not have a retirement or pension plan. The officers and directors affiliated with Nuveen Investments serve without any compensation from the Fund. Certain of the Nuveen Funds have a deferred compensation plan (the “Plan”) that permits any director who is not an “interested person” of certain funds to elect to defer receipt of all or a portion of his or her compensation as a director. The deferred compensation of a participating director is credited to the book reserve account of a fund when the compensation would otherwise have been paid to the director. The value of the director’s deferral account at any time is equal to the value that the account would have had if contributions to the account had been invested and reinvested in shares of one or more of the eligible Nuveen Funds. At the time for commencing distributions from a director’s deferral account, the director may elect to receive distributions in a lump sum or over a period of five years. The Fund will not be liable for any other fund’s obligations to make distributions under the Plan.

	Aggregate Compensation from Fund(1)	Amount of Total Compensation From the Fund That Has Been Deferred(2)	Total Compensation from Fund and Fund Complex(3)
Robert P. Bremner	$6,539	$1,032	$265,748
Jack B. Evans	5,589	1,475	230,443
William C. Hunter	4,755	3,531	199,401
David J. Kundert .	5,700	5,700	243,469
William J. Schneider	5,740	5,740	243,212
Judith M. Stockdale	4,970	2,714	213,579
Carole E. Stone .	4,465	—	188,000
Virginia L. Stringer(4)	—	—	—
Terence J. Toth	5,447	1,624	230,630

(1)	The compensation paid, including deferred amounts, to the independent trustees for the fiscal year ended October 31, 2010 for services to the Fund.
(2)	Pursuant to a deferred compensation agreement with certain of the Nuveen Funds, deferred amounts are treated as though an equivalent dollar amount has been invested in shares of one or more eligible Nuveen Funds. Total deferred fees for the Fund (including the return from the assumed investment in the eligible Nuveen Funds) payable are stated above.
(3)	Based on the compensation paid (including any amounts deferred) for the 2010 calendar year ended December 31, 2010 for services to the Nuveen open-end and closed-end funds. Because the funds in the Fund Complex have different fiscal year ends, the amounts shown in this column are presented on a calendar year basis.
(4)	Virginia L. Stringer was appointed to the Board of Directors/Trustees of the Nuveen Funds, effective January 1, 2011.

Independent directors receive a $120,000 annual retainer plus (a) a fee of $4,500 per day for attendance in person or by telephone at a regularly scheduled meeting of the Board of Directors; (b) a fee of $3,000 per meeting for attendance in person where such in-person attendance is required and $2,000 per meeting for attendance by telephone or in person where in-person attendance is not required at a special, non-regularly scheduled board meeting; (c) a fee of $2,500 per meeting for attendance at an Audit Committee meeting where in-person attendance is required and $2,000 per meeting by telephone where in-person attendance is not required; (d) a fee of $2,500 per meeting for attendance in person at a Compliance, Risk Management and Regulatory Oversight Committee meeting where in-person attendance is required and $2,000 per meeting for attendance by telephone where in-person attendance is not required; (e) a fee of $1,000 per meeting for attendance in person or by telephone for a meeting of the Dividend Committee; and (f) a fee of $500 per meeting for attendance in person at all other committee meetings ($1,000 for shareholder meetings) on a day on which no regularly scheduled board meeting is held in which in person attendance is required and $250 per meeting for attendance by telephone or in person at such committee meetings (excluding shareholder meetings) where in-person attendance is not required and $100 per meeting when the Executive Committee acts as pricing committee for IPOs, plus, in each case, expenses incurred in attending such meetings. In addition to the payments described above, the independent Chairman of the Board of Directors receives $75,000, the Chairpersons of the Audit Committee, the Dividend Committee and the Compliance, Risk Management and Regulatory Oversight Committee receive $10,000 and the chairperson of the Nominating and Governance Committee receives $5,000 as additional retainers to the annual retainer paid to such individuals. Independent directors also receive a fee of $3,000 per day for site visits to entities that provide services to the Nuveen Funds on days on which no regularly scheduled board meeting is held. When ad hoc committees are organized, the Nominating and Governance Committee will at the time of formation determine compensation to be paid to the members of such committee; however, in general, such fees will be $1,000 per meeting for attendance in person at any ad hoc committee meeting where in-person attendance is required and $500 per meeting for attendance by telephone or in person at such meetings where in-person attendance is not required. The annual retainer, fees and expenses are allocated among the Nuveen Funds on the basis of relative net asset sizes, although fund management may, in its discretion, establish a minimum amount to be allocated to each fund.

The Fund has no employees. Its officers are compensated by Nuveen Investments or its affiliates.

Legal Proceedings

Thirty-three Nuveen leveraged closed-end funds (not including the Fund) each received a demand letter from a law firm on behalf of purported holders of the fund’s common shares. Each letter alleged that NFA (the fund’s investment adviser) and the fund’s officers and Board of Directors or Trustees, as applicable (the “Board of Trustees”) breached their fiduciary duties by favoring the interests of holders of the fund’s ARPS over those of its common shareholders in connection with each fund’s ARPS refinancing and/or redemption activities, and demanded that the Board take action to remedy those alleged breaches. In response to the demand letters, each fund’s Board of Trustees established a Demand Committee of certain of its disinterested and independent members to investigate the claims. The Demand Committee retained independent counsel to assist it in conducting its investigation. Based upon its investigation, the Demand Committee found that it was not in the best interests of each fund or its shareholders to take the actions suggested in the demand letters, and recommended that the full Board reject the demands made in the demand letters. After reviewing the findings and recommendation of the Demand Committee, the full Board of each fund unanimously adopted the Demand Committee’s recommendation and each of the thirty-three funds have rejected the demands in the demand letters.

Subsequently, all thirty-three funds that received demand letters (not including the Fund) and one fund that did not receive a demand letter were named as nominal defendants in four putative shareholder derivative action complaints filed in the Circuit Court of Cook County, Illinois, Chancery Division (the “Cook County Chancery Court”). The four putative shareholder actions have since been consolidated into one shareholder derivative action complaint captioned Martin Safier, et al., v. Nuveen Asset Management, et al., filed in the Cook County Chancery Court on February 18, 2011 (the “Complaint”). The Complaint, was filed on behalf of purported holders of each fund’s common shares and also names NFA as a defendant, together with current and former officers and a trustee of each of the funds (together with the nominal defendants, collectively, the “Defendants”). The Complaint contains the same basic allegations contained in the demand letters. The suit seeks a declaration that the Defendants have breached their fiduciary duties, an order directing the Defendants not to redeem any ARPS at their liquidation value using fund assets, indeterminate monetary damages in favor of the funds and an award of plaintiffs’ costs and disbursements in pursuing the action. The plaintiffs in the action also filed a motion for preliminary injunction to stop the funds subject to the lawsuit from redeeming additional ARPS during the pendency of the lawsuit. The court rejected that motion on November 23, 2010.

NFA believes that the Complaint is without merit, and intends to defend vigorously against these charges. NFA also believes that the Complaints (or one or more amended Complaints that might include the Fund) will not have a material adverse effect on the ability of NFA to perform its obligations under its investment advisory contract with any of the Nuveen leveraged closed-end funds.

INVESTMENT ADVISER AND SUB-ADVISER

Nuveen Fund Advisors, Inc. (“NFA”) is responsible for the Fund’s overall investment strategy and its implementation. NFA also is responsible for managing the Fund’s business affairs and providing certain clerical, bookkeeping and other administrative services.

NFA, 333 West Wacker Drive, Chicago, Illinois 60606, a registered investment adviser, is a wholly owned subsidiary of Nuveen Investments, Inc. (“Nuveen Investments”). Founded in 1898, Nuveen Investments and its affiliates had approximately $206 billion of assets under management as of March 31, 2011, of which approximately $74 billion was in municipal securities. Regarding this approximately $74 billion of tax-exempt municipal securities, approximately $36 billion, $19 billion, $16 billion and $4 billion represent assets relating to closed-end municipal bond funds, open-end municipal bond funds, retail municipal managed accounts and institutional municipal managed accounts, respectively.

Nuveen Asset Management, 333 West Wacker Drive, Chicago, Illinois 60606, serves as the Fund’s subadviser, pursuant to a sub-advisory agreement between NFA and Nuveen Asset Management. Nuveen Asset Management is a registered investment adviser, and a wholly-owned subsidiary of NFA. Nuveen Asset Management oversees day-to-day operations and provides portfolio management services to the Fund. Pursuant to the sub-advisory agreement, Nuveen Asset Management will be compensated for the services it provides to the fund with a portion of the management fee NFA receives from the Fund. NFA and Nuveen Asset Management retain the right to reallocate investment advisory responsibilities and fees between themselves in the future.

PORTFOLIO MANAGER

Unless otherwise indicated, the information below is provided as of the date of this Statement of Additional Information.

Portfolio Management. Thomas C. Spalding, Jr. serves as the Fund’s portfolio manager (“Portfolio Manager”) and is primarily responsible for overseeing the day-to-day management of the Fund. Thomas Spalding, CFA, is Vice President and Senior Investment Officer of Nuveen Investments. He has direct investment responsibility for the National Long Term funds. He joined Nuveen in 1976 as assistant portfolio manager and has been the portfolio manager of the Nuveen Municipal Value Fund, Nuveen’s first closed-end exchange traded fund, since its inception in 1987. Currently, he manages investments for 21 Nuveen-sponsored investment companies.

The Portfolio Manager also has responsibility for the day-to-day management of accounts other than the Fund. Information regarding these other accounts is set forth below.

NUMBER OF OTHER ACCOUNTS MANAGED AND ASSETS BY ACCOUNT TYPE AS OF December 31, 2010
Portfolio Manager	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts		Other Accounts On Which The Advisory Fee Is Based On Performance
	Number of Accounts	Total Assets ($ billions)	Number of Accounts	Total Assets ($ Millions)	Number of Accounts	Total Assets ($ Millions)	Number of Accounts	Total Assets ($ billions)
Thomas C. Spalding, Jr.	20	$8.55 billion	0	$0	5	$17.6 million	0	$0

The Fund’s portfolio manager is responsible for managing the Fund and other accounts, including separate accounts and unregistered funds.

As shown in the above table, the Fund’s portfolio manager may manage accounts in addition to the Fund. The potential for conflicts of interest exists when a portfolio manager manages other accounts with similar investment objectives and strategies to the Fund (“Similar Accounts”). Potential conflicts may include, for example, conflicts between investment strategies and conflicts in the allocation of investment opportunities.

Compensation. Portfolio manager compensation consists primarily of base pay, an annual cash bonus and long-term incentive payments.

Base pay. Base pay is determined based upon an analysis of the portfolio manager’s general performance, experience, and market levels of base pay for such position.

Annual cash bonus. The Fund’s portfolio manager is eligible for an annual cash bonus determined based upon the portfolio manager’s performance, experience and market levels of base pay for such position. The maximum potential annual cash bonus is equal to a multiple of base pay.

A portion of the portfolio manager’s annual cash bonus is based on his or her Fund’s investment performance, generally measured over the past one- and three-year periods unless the portfolio manager’s tenure is shorter. Investment performance for the Fund is determined by evaluating the Fund’s performance relative to its benchmark(s) and/or Lipper industry peer group.

Each portfolio manager whose performance is evaluated in part by comparing the manager’s performance to a benchmark is measured against a Fund-specific customized subset (limited to bonds in each Fund’s specific state and with certain maturity parameters) of the S&P/Investortools Municipal Bond Index, an index comprised of bonds held by managed municipal bond fund customers of Standard & Poor’s Securities Pricing, Inc. that are priced daily and whose fund holdings aggregate at least $2 million. As of June 30, 2011, the S&P/Investortools Municipal Bond Index was comprised of 56,838 securities with an aggregate current market value of $1,218 billion.

Bonus amounts can also be influenced by factors other than investment performance. These other factors are more subjective and are based on evaluations by each portfolio manager’s supervisor and reviews submitted by his or her peers. These reviews and evaluations often take into account a number of factors, including the portfolio manager’s effectiveness in communicating investment performance to shareholders and their advisors, his or her contribution to Nuveen Asset Management’s investment process and to the execution of investment strategies consistent with risk guidelines, his or her participation in asset growth, and his or her compliance with Nuveen Asset Management’s policies and procedures.

Investment performance is measured on a pre-tax basis, gross of fees for a Fund’s results and for its Lipper industry peer group.

Long-term incentive compensation. Certain key employees of Nuveen Investments and its affiliates, including certain portfolio managers, have received profits interests in the parent company of Nuveen Investments which entitle their holders to participate in the appreciation in the value of Nuveen Investments. In addition, in July 2009, Nuveen Investments created and funded a trust which purchased shares of certain Nuveen Mutual Funds and awarded such shares, subject to vesting, to certain key employees, including certain portfolio managers. Finally, certain key employees of Nuveen Asset Management, including certain portfolio managers, have received profits interests in Nuveen Asset Management which entitle their holders to participate in the firm’s growth over time.

Material Conflicts of Interest. The portfolio manager’s simultaneous management of the Fund and the other accounts noted above may present actual or apparent conflicts of interest with respect to the allocation and aggregation of securities orders placed on behalf of the Fund and the other account. Nuveen Asset Management, however, believes that such potential conflicts are mitigated by the fact that Nuveen Asset Management has adopted several policies that address potential conflicts of interest, including best execution and trade allocation policies that are designed to ensure (1) that portfolio management is seeking the best price for portfolio securities under the circumstances, (2) fair and equitable allocation of investment opportunities among accounts over time and (3) compliance with applicable regulatory requirements. All accounts are to be treated in a non-preferential manner, such that allocations are not based upon account performance, fee structure or preference of the portfolio manager. In addition, Nuveen Asset Management has adopted a Code of Conduct that sets forth policies regarding conflicts of interest.

At June 30, 2011, the portfolio manager beneficially owned (as determined pursuant to Rule 16a-1(a)(2) under the 1934 Act) shares of the Fund having values within the indicated dollar ranges.

Portfolio Manager	Dollar Range of Equity Securities Beneficially Owned in the Fund
Thomas Spalding	$100,001 - $500,000

Pursuant to an investment management agreement between NFA and the Fund (the “Investment Management Agreement”), the Fund has agreed to pay an annual management fee for the overall advisory and administrative services and general office facilities provided by NFA. The Fund’s management fee is separated into two components—a complex-level component, based on the aggregate amount of all fund assets managed by NFA, and a specific fund-level component, based only on the amount of assets within the Fund. This pricing structure enables Nuveen fund shareholders to benefit from growth in the assets within each individual fund as well as from growth in the amount of complex-wide assets managed by NFA.

Fund-Level Fee.    The annual fund-level fee for the Fund, payable monthly, is calculated according to the following schedule:

Average Daily Net Assets	Fund-Level Fee Rate
For the first $500 million	0.1500%
For the next $500 million	0.1250%
For net assets over $1 billion	0.1000%

In addition, the Fund pays an annual management fee, payable monthly, based on gross interest income (excluding interest on bonds underlying a “self-deposited inverse floater” trust that is attributed to the Fund over and above the net interest earned on the inverse floater itself) as follows:

Gross Interest Income	Gross Income Fee Rate
For the first $50 million	4.125%
For the next $50 million	4.000%
For gross income over $100 million	3.875%

Complex-Level Fee.    The annual complex-level fee for the Fund, payable monthly, is calculated according to the following schedule:

Complex-Level Managed Asset Breakpoint Level*	Effective Rate at Breakpoint Level
$55 billion	0.2000%
$56 billion	0.1996%
$57 billion	0.1989%
$60 billion	0.1961%
$63 billion	0.1931%
$66 billion	0.1900%
$71 billion	0.1851%
$76 billion	0.1806%
$80 billion	0.1773%
$91 billion	0.1691%
$125 billion	0.1599%
$200 billion	0.1505%
$250 billion	0.1469%
$300 billion	0.1445%

*	Managed assets include closed-end fund assets managed by NFA that are attributable to financial leverage. For these purposes, financial leverage includes the funds’ use of preferred stock and borrowings and certain investments in the residual interest certificates (also called inverse floating rate securities) in tender option bond (TOB) trusts, including the portion of assets held by a TOB trust that has been effectively financed by the trust’s issuance of floating rate securities, subject to an agreement by NFA as to certain funds to limit the amount of such assets for determining managed assets in certain circumstances. The complex-level fee is calculated based upon the aggregate daily managed assets of all Nuveen funds that constitute “eligible assets.” Eligible assets do not include assets attributable to investments in other Nuveen funds or assets in excess of $2 billion added to the Nuveen fund complex in connection with NFA’s assumption of the management of the former First American Funds effective January 1, 2011. As of March 31, 2011, the complex-level fee rate for the Fund was .1799%.

The following table sets forth the management fee paid by the Fund for the last three fiscal years:

	Management Fee Net of Expense Reimbursement Paid to NFA for the Year Ended	Expense Reimbursement from NFA for the Year Ended
Twelve months ended October 31, 2008	$9,980,816	$—
Twelve months ended October 31, 2009	$9,918,824	$—
Twelve months ended October 31, 2010	$10,156,707	$—

Pursuant to an investment sub-advisory agreement between NFA and Nuveen Asset Management, Nuveen Asset Management will receive from NFA a management fee equal to 71.4286% of NFA’s net management fee from the Fund.

In addition to the fee of NFA, the Fund pays all other costs and expenses of its operations, including compensation of its directors (other than those affiliated with Nuveen Asset Management), custodian, transfer agency and dividend disbursing expenses, legal fees, expenses of independent auditors, expenses of repurchasing shares, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies and taxes, if any. All fees and expenses are accrued daily and deducted before payment of dividends to investors.

The Investment Management Agreement has been approved by a majority of the disinterested directors of the Fund and shareholders of the Fund. The Investment Management Agreement was initially approved by the Board of Directors at a meeting held on May 21, 2007 and was approved by shareholders on August 22, 2007. The current Investment Management Agreement went into effect November 13, 2007. The Investment Management Agreement will remain in effect until August 1, 2011. A discussion regarding the Board of Directors’ decision to renew the Investment Management Agreement is in the Fund’s annual report to shareholders dated October 31, 2010.

The Investment Sub-Advisory Agreement has been approved by a majority of the disinterested directors of the Fund and shareholders of the Fund. The Investment Sub-Advisory Agreement was initially approved by the Board of Directors at a meeting held on November 16 - 18, 2010.

The Investment Sub-Advisory Agreement went into effect December 31, 2010 and will remain in effect until August 1, 2012.

A discussion regarding the Board of Directors’ decision to renew the Investment Sub-Advisory Agreement may be found in the Fund’s semi-annual report to shareholders for the period ending April 30, 2011.

CODE OF ETHICS

The Fund, NFA, Nuveen Asset Management, Nuveen and other related entities have adopted codes of ethics that essentially prohibit certain of their personnel, including the Fund’s Portfolio Manager, from engaging in personal investments that compete or interfere with, or attempt to take advantage of a client’s, including the Fund’s, anticipated or actual portfolio transactions, and are designed to assure that the interests of clients, including Fund shareholders, are placed before the interests of personnel in connection with personal investment transactions. Text-only versions of the codes of ethics of the Fund, NFA, Nuveen Asset Management, and Nuveen can be viewed online or downloaded from the EDGAR Database on the SEC’s internet web site at www.sec.gov. You may also review and copy those documents by visiting the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. In addition, copies of those codes of ethics may be obtained, after mailing the appropriate duplicating fee, by writing to the SEC’s Public Reference Section, 100 F Street, N.E., Washington, DC 20549 or by e-mail request at publicinfo@sec.gov.

PROXY VOTING POLICIES

The Fund invests primarily in municipal securities. On rare occasions the Fund may acquire, directly or through a special purpose vehicle, equity securities of a municipal bond issuer whose bonds the Fund already owns when such bonds have deteriorated or are expected shortly to deteriorate significantly in credit quality. The purpose of acquiring equity securities generally will be to acquire control of the municipal bond issuer and to seek to prevent the credit deterioration or facilitate the liquidation or other workout of the distressed issuer’s credit problem. In the course of exercising control of a distressed municipal issuer, Nuveen Asset Management may pursue the Fund’s interests in a variety of ways, which may entail negotiating and executing consents, agreements and other arrangements, and otherwise influencing the management of the issuer. Nuveen Asset Management does not consider such activities proxy voting for purposes of Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended, but nevertheless provides reports to the Fund’s Board of Directors on its control activities on a quarterly basis.

In the rare event that a municipal issuer held by the Fund were to issue a proxy, or that the Fund were to receive a proxy issued by a cash management security, Nuveen Asset Management would either engage an independent third party to determine how the proxy should be voted or vote the proxy with the consent, or based on the instructions, of the Fund’s Board of Directors or its representative. In the case of a conflict of interest, the proxy would be submitted to the Fund’s Board to determine how the proxy should be voted. A member of Nuveen Asset Management’s legal department would oversee the administration of the voting, and ensure that records were maintained in accordance with Rule 206(4)-6, reports were filed with the SEC on Form N-PX, and the results provided to the Fund’s Board of Directors and made available to shareholders as required by applicable rules.

PORTFOLIO TRANSACTIONS AND BROKERAGE

Subject to the supervision of the Board of Directors, Nuveen Asset Management is responsible for decisions to purchase and sell securities for the Fund, the negotiation of the prices to be paid and the allocation of transactions among various dealer firms. Transactions on stock exchanges involve the payment by the Fund of brokerage commissions. There generally is no stated commission in the case of securities traded in the over-the-counter (“OTC”) market but the price paid by the Fund usually includes an undisclosed dealer commission or mark-up. Transactions in the OTC market can also be placed with broker-dealers who act as agents and charge brokerage commissions for effecting OTC transactions. The Fund may place its OTC transactions either directly with principal market makers, or with broker-dealers if that is consistent with Nuveen Asset Management’s obligation to obtain best qualitative execution. In certain instances, the Fund may make purchases of underwritten issues at prices that include underwriting fees.

Portfolio securities may be purchased directly from an underwriter or in the OTC market from the principal dealers in such securities, unless it appears that a better price or execution may be obtained through other means. Portfolio securities will not be purchased from Nuveen Investments or its affiliates or affiliates of NFA except in compliance with the 1940 Act.

It is Nuveen Asset Management’s policy to seek the best execution under the circumstances of each trade. Nuveen Asset Management will evaluate price as the primary consideration, with the financial condition, reputation and responsiveness of the dealer considered secondary in determining best execution. Given the best execution obtainable, it will be Nuveen Asset Management’s practice to select dealers that, in addition, furnish research information (primarily credit analyses of issuers and general economic reports) and statistical and other services to Nuveen Asset Management. It is not possible to place a dollar value on information and statistical and other services received from dealers. Since it is only supplementary to Nuveen Asset Management’s own research efforts, the receipt of research information is not expected to reduce significantly Nuveen Asset Management’s expenses. While Nuveen Asset Management will be primarily responsible for the placement of the business of the Fund, Nuveen Asset Management’s policies and practices in this regard must be consistent with the foregoing and will, at all times, be subject to review by the Board of Directors of the Fund.

Nuveen Asset Management may manage other investment accounts and investment companies for other clients that may invest in the same types of securities as the Fund and that may have investment objectives similar to those of the Fund. Nuveen Asset Management seeks to allocate portfolio transactions equitably whenever concurrent decisions are made to purchase or sell assets or securities by the Fund and another advisory account. If an aggregated order cannot be filled completely, allocations will generally be made on a pro rata basis. An order may not be allocated on a pro rata basis where, for example (i) consideration is given to portfolio managers who have been instrumental in developing or negotiating a particular investment; (ii) consideration is given to an account with specialized investment policies that coincide with the particulars of a specific investment; (iii) pro rata allocation would result in odd-lot or de minimis amounts being allocated to a portfolio or other client; or (iv) where Nuveen Asset Management reasonably determines that departure from a pro rata allocation is advisable. There may also be instances where the Fund will not participate at all in a transaction that is allocated among other accounts. While these allocation procedures could have a detrimental effect on the price or amount of the securities available to the Fund from time to time, it is the opinion of the Board of Directors that the benefits available from Nuveen Asset Management’s management outweigh any disadvantage that may arise from Nuveen Asset Management’s larger management activities and its need to allocate securities.

NET ASSET VALUE

The Fund’s net asset value per share is determined as of the close of regular session trading (normally 4:00 p.m. eastern time) on each day the New York Stock Exchange is open for business. Net asset value is calculated by taking the fair value of the Fund’s total assets, including interest or dividends accrued but not yet collected, less all liabilities, and dividing by the total number of shares outstanding. The result, rounded to the nearest cent, is the net asset value per share. All valuations are subject to review by the Fund’s Board of Directors or its delegate, Nuveen Asset Management.

In determining net asset value, expenses are accrued and applied daily, and securities and other assets for which market quotations are available are valued daily at market value. The prices of fixed income securities are provided by a pricing service and are based on the mean between the bid and asked price. When price quotes are not readily available, which is typically the case for municipal bonds, the pricing service establishes a security’s fair value based on various factors, including prices of comparable fixed income securities utilizing a matrix pricing system. Due to the subjective and variable nature of fair value pricing, it is possible that the fair value determined for a particular security may be different from the value realized upon the sale of the security.

Certain securities may not be able to be priced by pre-established pricing methods. Such securities may be valued by the Board of Directors or its delegate at fair value. These securities generally include but are not limited to, restricted securities (securities that may not be publicly sold without registration under the 1933 Act) for which a pricing service is unable to provide a market price; securities whose trading has been formally suspended; debt securities that have gone into default and for which there is no current market quotation; a security whose market price is not available from a pre-established pricing source; a security with respect to which an event has occurred that is likely to materially affect the value of the security after the market has closed but before the calculation of net asset value; a security with respect to which an event has occurred that is likely to make it difficult or impossible to obtain a reliable market quotation; and a security whose price, as provided by the pricing service, does not reflect the security’s “fair value.” As a general principle, the current “fair value” of a security would be the amount that the owner might reasonably expect to receive for it upon its current sale. A variety of factors may be considered in determining the fair value of such securities.

DISTRIBUTIONS

The Fund pays regular monthly cash distributions to Common Stockholders at a level rate (stated in terms of a fixed cents per share of Common Stock dividend rate) that reflects the past and projected performance of the Fund.

To permit the Fund to maintain a more stable monthly distribution, the Fund may from time to time distribute less than the entire amount of net investment income earned in a particular period. Such undistributed net investment income would be available to supplement future distributions, including distributions that might otherwise have been reduced by a decrease in the Fund’s monthly net income due to fluctuations in investment income or expenses. As a result, the distributions paid by the Fund for any particular period may be more or less than the amount of net investment income actually earned by the Fund during such period. Undistributed net investment income will be added to the Fund’s net asset value and, correspondingly, distributions from undistributed net investment income will be deducted from the Fund’s net asset value.

As explained more fully below in “Tax Matters,” at least annually, the Fund intends to distribute to Common Stockholders any net capital gain (which is the excess of net long-term capital gain over net short-term capital loss) or, alternatively, to retain all or a portion of the year’s net capital gain and pay federal income tax on the retained gain. As provided under federal tax law, Common Stockholders of record as of the end of the Fund’s taxable year will include their attributable share of the retained net capital gain in their income for the year as a long-term capital gain (regardless of their holding period in the Common Stock), and will be entitled to an income tax credit or refund for the tax deemed paid on their behalf by the Fund.

The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time.

DIVIDEND REINVESTMENT PLAN

If your shares of Common Stock are registered directly with the Fund or if you hold your shares of Common Stock with a brokerage firm that participates in the Fund’s Dividend Reinvestment Plan (the “Plan”), you may elect to have all dividends, including any capital gain dividends, on your Common Stock automatically reinvested by the Plan Agent (defined below) in additional shares of Common Stock under the Plan. You may elect to participate in the Plan by completing the Dividend Reinvestment Plan Application Form. If you do not participate, you will receive all distributions in cash paid by check mailed directly to you or your brokerage firm by State Street Bank and Trust Company as dividend paying agent (the “Plan Agent”).

If you decide to participate in the Plan, the number of shares of Common Stock you will receive will be determined as follows:

(1)	If shares of Common Stock are trading at or above net asset value at the time of valuation, the Fund will issue new shares at the then current market price;

(2)	If shares of Common Stock are trading below net asset value at the time of valuation, the Plan Agent will receive the dividend or distribution in cash and will purchase shares of Common Stock in the open market, on the New York Stock Exchange or elsewhere, for the participants’ accounts. It is possible that the market price for the shares of Common Stock may increase before the Plan Agent has completed its purchases. Therefore, the average purchase price per share paid by the Plan Agent may exceed the market price at the time of valuation, resulting in the purchase of fewer shares than if the dividend or distribution had been paid in shares of Common Stock issued by the Fund. The Plan Agent will use all dividends and distributions received in cash to purchase shares of Common Stock in the open market within 30 days of the valuation date. Interest will not be paid on any uninvested cash payments; or

(3)	If the Plan Agent begins purchasing Fund shares on the open market while shares are trading below net asset value, but the Fund’s shares subsequently trade at or above their net asset value before the Plan Agent is able to complete its purchases, the Plan Agent may cease open-market purchases and may invest the uninvested portion of the distribution in newly-issued Fund shares at a price equal to the greater of the shares’ net asset value or 95% of the shares’ market value.

You may withdraw from the Plan at any time by giving written notice to the Plan Agent. If you withdraw or the Plan is terminated, you will receive whole shares in your account under the Plan and you will receive a cash payment for any fraction of a share in your account. If you wish, the Plan Agent will sell your shares and send you the proceeds, minus brokerage commissions and a $2.50 service fee.

The Plan Agent maintains all shareholders’ accounts in the Plan and gives written confirmation of all transactions in the accounts, including information you may need for tax records. Shares of Common Stock in your account will be held by the Plan Agent in non-certificated form. Any proxy you receive will include all shares of Common Stock you have received under the Plan.

There is no brokerage charge for reinvestment of your dividends or distributions in shares of Common Stock. However, all participants will pay a pro rata share of brokerage commissions incurred by the Plan Agent when it makes open market purchases.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions.

If you hold your Common Stock with a brokerage firm that does not participate in the Plan, you will not be able to participate in the Plan and any dividend reinvestment may be effected on different terms than those described above. Consult your financial advisor for more information.

The Fund reserves the right to amend or terminate the Plan if in the judgment of the Board of Directors the change is warranted. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. Additional information about the Plan may be obtained from State Street Bank and Trust Company, Attn: ComputerShare Nuveen Investments, P.O. Box 43071, Providence, Rhode Island 02940-3071, (800) 257-8787.

PLAN OF DISTRIBUTION

The Fund may sell the Common Stock offered under this Prospectus through

•	at-the-market transactions;

•	underwriting syndicates; and

•	privately negotiated transactions.

The Fund will bear the expenses of the Offering, including but not limited to, the expense of preparing the Prospectus and Statement of Additional Information for the Offering, and the expense of counsel and auditors in connection with the Offering.

Distribution Through At-the-Market Transactions

The Fund has entered into a Distribution Agreement with Nuveen, and Nuveen has entered into an Equity Distribution Agreement (the “Selected Dealer Agreement”) with Stifel Nicolaus & Company, Incorporated (“Stifel Nicolaus”), pursuant to which Stifel Nicolaus will act as the exclusive sub-placement agent with respect to at-the-market offerings of the Common Stock. A form of the Selected Dealer Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The summary of the Selected Dealer Agreement contained herein is qualified by reference to the Selected Dealer Agreement.

Common Stock will only be sold on such days as shall be agreed to by the Fund, Nuveen and Stifel Nicolaus. Shares of Common Stock will be sold at market prices, which shall be determined with reference to trades on the New York Stock Exchange, subject to a minimum price to be established each day by Nuveen. The minimum price on any day will not be less than the current NAV per share of Common Stock plus the per share amount of the commission to be paid to Nuveen. Nuveen and Stifel Nicolaus will suspend the sale of Common Stock if the per share price of the shares is less than the minimum price.

The Fund will compensate Nuveen with respect to sales of the Common Stock at a commission rate of up to 1% of the gross proceeds of the sale of Common Stock. Nuveen will compensate Stifel Nicolaus at a fixed rate of .8% of the gross proceeds of the sale of Common Stock sold by Stifel Nicolaus. Settlements of sales of Common Stock will occur on the third business day following the date on which any such sales are made.

In connection with the sale of the Common Stock on behalf of the Fund, Nuveen may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the “1933 Act”), and the compensation of Nuveen may be deemed to be underwriting commissions or discounts. Unless otherwise indicated in a Prospectus supplement, Nuveen and Stifel Nicolaus will act on a reasonable efforts basis.

The offering of Common Stock pursuant to the Selected Dealer Agreement will terminate upon the earlier of (i) the sale of all Shares subject thereto or (ii) termination of the Selected Dealer Agreement. Each of Nuveen and Stifel Nicolaus have the right to terminate the Selected Dealer Agreement in its discretion at any time.

In connection with an inquiry by FINRA into the activities of Nuveen, a registered broker-dealer affiliate of Nuveen Asset Management that is involved in the offering of the Fund’s shares of Common Stock through the ATM Program, in marketing and distributing MuniPreferred shares and FundPreferred shares (the latter being preferred shares issued by certain Nuveen non-municipal closed-end funds), FINRA staff members have notified Nuveen that they have made a preliminary determination to recommend that disciplinary action be brought against Nuveen. The potential charges recommended by the FINRA staff in such action would allege that certain MuniPreferred share and FundPreferred share marketing materials provided by Nuveen were false and misleading from 2006 to 2008, and also would allege failures by Nuveen relating to its supervisory system with respect to the marketing of MuniPreferred and FundPreferred shares. The FINRA staff has provided Nuveen an opportunity to make a written submission to FINRA to aid FINRA’s consideration of whether to revise and/or go forward with the staff’s preliminary determination to recommend disciplinary action. Nuveen has made such a submission responding to the potential allegations and asserting its defenses. Nuveen anticipates continuing to discuss these matters with the FINRA staff.

The Fund currently intends to distribute the shares offered pursuant to this Prospectus primarily through at-the-market transactions, although from time to time it may also distribute shares through an underwriting syndicate or a privately negotiated transaction. To the extent shares are distributed other than through at-the-market transactions, the Fund will file a supplement to this Prospectus describing such transactions.

As of July 29, 2011, the Fund has sold in this offering an aggregate of 208,955 shares of common stock, representing net proceeds to the Fund of $1,880,763, after payment of commissions on $19,047 in the aggregate.

Distribution Through Underwriting Syndicates

The Fund from time to time may issue additional Common Stock through a syndicated secondary offering. In order to limit the impact on the market price of the Fund’s shares of Common Stock, underwriters will market and price the offering on an expedited basis, e.g., in an overnight or similarly abbreviated offering period. The Fund will launch a syndicated offering on a day, and upon terms, mutually agreed upon between the Fund, Nuveen, one of the Fund’s underwriters, and the underwriting syndicate.

The Fund will offer its shares at a price equal to a specified discount of up to 5% from the closing market price of the Fund’s shares of Common Stock on the day prior to the offering date. The applicable discount will be negotiated by the Fund and Nuveen in consultation with the underwriting syndicate on a transaction-by-transaction basis. The Fund will compensate the underwriting syndicate out of the proceeds of the offering based upon a sales load of up to 4% of the gross proceeds of the sale of Common Stock. The minimum net proceeds per share to the Fund will not be less than the greater of (i) the Fund’s latest net asset value per share of Common Stock or (ii) 91% of the closing market price of the Fund’s shares of Common Stock on the day prior to the offering date.

Privately Negotiated Transactions

The Fund, through Nuveen, may sell directly to, and solicit offers from, institutional and other sophisticated investors, who may be deemed to be underwriters, as defined in the 1933 Act, for any resale of the Common Stock. No sales commissions or other compensation will be paid to Nuveen or any other FINRA member in connection with such transactions.

The terms of such privately negotiated transactions will be subject to the discretion of the management of the Fund. In determining whether to sell Common Stock through a privately negotiated transaction, the Fund will consider relevant factors including, but not limited to, the attractiveness of obtaining additional funds through the sale of Common Stock, the purchase price to apply to any such sale of Common Stock and the person seeking to purchase the Common Stock.

Shares of Common Stock issued by the Fund through privately negotiated transactions will be issued at a price equal to the greater of (i) the NAV per share of the Fund’s Common Stock or (ii) at a discount ranging from 0% to 5% of the average of the daily market price of the Fund’s shares of Common Stock at the close of business on the two business days preceding the date upon which Common Stock is sold pursuant to the privately negotiated transaction. The applicable discount will be determined by the Fund on a transaction-by-transaction basis.

DESCRIPTION OF SHARES

COMMON STOCK

The Articles of Incorporation authorize the issuance of 350,000,000 shares of Common Stock. The Common Stock being offered has a par value of $0.01 per share and has equal rights to the payment of dividends and the distribution of assets upon liquidation. The shares of Common Stock being offered will, when issued, be fully paid and, subject to matters discussed in “Certain Provisions in the Articles of Incorporation,” non-assessable, and will have no pre-emptive, conversion or exchange rights or rights to cumulative voting.

The Common Stock is listed on the New York Exchange and trades under the ticker symbol “NUV.” The Fund intends to hold annual meetings of shareholders so long as the Common Stock is listed on a national securities exchange and such meetings are required as a condition to such listing. The Fund will not issue share certificates.

Unlike open-end funds, closed-end funds like the Fund do not provide daily redemptions. Rather, if a shareholder determines to buy additional shares of Common Stock or sell shares already held, the shareholder may conveniently do so by trading on the exchange through a broker or otherwise. Shares of closed-end investment companies may frequently trade on an exchange at prices lower than net asset value. Shares of closed-end investment companies like the Fund have during some periods traded at prices higher than net asset value and have during other periods traded at prices lower than net asset value.

Because the market value of the shares of Common Stock may be influenced by such factors as distribution levels (which are in turn affected by expenses), call protection, dividend stability, portfolio credit quality, net asset value, relative demand for and supply of such shares in the market, general market and economic conditions, and other factors beyond the control of the Fund, the Fund cannot assure you that shares of Common Stock will trade at a price equal to or higher than net asset value in the future. The Common Stock is designed primarily for long-term investors, and investors in the Common Stock should not view the Fund as a vehicle for trading purposes.

NO PREFERRED SHARES

As a fundamental policy, the Fund will not leverage its capital structure by issuing senior securities such as preferred shares or debt instruments without the approval of the Common Stockholders. However, if the Fund issues preferred shares, the Common Stockholders will not be entitled to receive any cash distributions from the Fund unless all accrued dividends on preferred shares have been paid, and unless asset coverage (as defined in the 1940 Act) with respect to preferred shares would be at least 200% after giving effect to the distributions.

BORROWINGS

As a fundamental policy, the Fund will not issue commercial paper or notes (“Borrowings”). However, the Articles of Incorporation authorize the Fund, without prior approval of the Common Stockholders, to borrow money. In this connection, the Fund may issue Borrowings (including bank borrowings or commercial paper and may secure any such Borrowings by mortgaging, pledging or otherwise subjecting as security the Fund’s assets. In connection with such Borrowings, the Fund may be required to maintain minimum average balances with the lender or to pay a commitment or other fee to maintain a line of credit. Any such requirements would increase the cost of any such Borrowings over the stated interest rate. Under the requirements of the 1940 Act, the Fund, immediately after any Borrowings, must have an asset coverage of at least 300%. With respect to any such Borrowings, asset coverage means the ratio that the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the 1940 Act), bears to the aggregate amount of such Borrowings represented by senior securities issued by the Fund.

The rights of lenders to the Fund to receive interest on and repayment of principal of any such Borrowings would be senior to those of the Common Stockholders, and the terms of any such Borrowings may contain provisions that limit certain activities of the Fund, including the payment of dividends to Common Stockholders in certain circumstances. Further, the 1940 Act would (in certain circumstances) grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In the event that such provisions would impair the Fund’s status as a regulated investment company under the Code (as defined under “Tax Matters”), the Fund would repay the Borrowings. Any Borrowings will likely be ranked senior or equal to all other existing and future Borrowings of the Fund.

CERTAIN PROVISIONS IN THE ARTICLES OF INCORPORATION

Shareholder and Director Liability. Under the Minnesota Business Corporation Act, a subscriber for shares or a shareholder of a corporation is under no obligation to the corporation or its creditors with respect to the shares subscribed for or owned, except to pay the corporation the full agreed-upon consideration for the shares. However, a shareholder who receives a distribution which is made in violation of the Minnesota Business Corporation Act’s limitations on distributions is liable to the corporation to the extent that the distribution exceeded the amount that properly could have been paid.

The Articles of Incorporation provide that the Fund’s obligations are not binding upon the Fund’s directors individually, but only upon the Fund’s assets and property and provide for the indemnification of directors individually by the Fund for certain liabilities arising out of the performance of their duties to the Fund to the maximum extent permitted under Minnesota law. Nothing in the Articles of Incorporation, however, protects a director against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Anti Takeover Provisions. The Articles of Incorporation include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. The Articles of Incorporation require the Board of Directors be divided into three classes with staggered terms. See the SAI under “Management of the Fund.” This provision in the Articles of Incorporation could delay for up to two years the replacement of a majority of the Board of Directors. Specifically, the Articles of Incorporation require a vote by holders of at least two-thirds of the outstanding Common Stock to authorize (1) a conversion of the Fund from a closed-end to an open-end investment company, (2) a merger or consolidation of the Fund with any corporation or a reorganization or recapitalization (3) a sale, lease or transfer of all or substantially all of the Fund’s assets (other than in the regular course of the Fund’s investment activities), (4) a liquidation or dissolution of the Fund, unless such action has previously been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of directors fixed in accordance with the By-Laws, or (5) a removal of directors by shareholders, and then only for cause, in which case the affirmative vote of the holders of at least two-thirds of the Fund’s outstanding Common Stock is required. Approval of shareholders is not required, however, for any transaction, whether deemed a merger, consolidation, reorganization or otherwise whereby the Fund issues shares in connection with the acquisition of assets (including those subject to liabilities) from any other investment company or similar entity. None of the foregoing provisions may be amended except by the vote of at least two-thirds of the outstanding Common Stock.

The provisions of the Articles of Incorporation described above could have the effect of depriving the Common Stockholders of opportunities to sell their shares of Common Stock at a premium over the then current market price of the shares of Common Stock by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a third party. They provide, however, the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund’s investment objectives and policies. The Board of Directors of the Fund has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Fund and its Common Stockholders.

Reference should be made to the Articles of Incorporation on file with the SEC for the full text of these provisions.

REPURCHASE OF FUND SHARES; CONVERSION TO OPEN-END FUND

The Fund is a closed-end investment company and as such its shareholders will not have the right to cause the Fund to redeem their shares. Instead, the Fund’s shares of Common Stock will trade in the open market at a price that will be a function of several factors, including dividend levels (which are in turn affected by expenses), net asset value, call protection, price, dividend stability, relative demand for and supply of such shares in the market, general market and economic conditions and other factors. Because shares of a closed-end investment company may frequently trade at prices lower than net asset value, the Fund’s Board of Directors has currently determined that, at least annually, it will consider action that might be taken to reduce or eliminate any material discount from net asset value in respect of shares of Common Stock, which may include the repurchase of such shares in the open market or in private transactions, the making of a tender offer for such shares at net asset value, or the conversion of the Fund to an open-end investment company. There can be no assurance, however, that the Board of Directors will decide to take any of these actions, or that share repurchases or tender offers, if undertaken, will reduce market discount. In addition, on October 3, 2009, the Fund’s Board of Directors approved an open market share repurchase program under which the Fund may repurchase up to 10% of its Common Stock. To date, the Fund has not repurchased any Common Stock under the program.

The staff of the U.S. Securities and Exchange Commission currently requires that any tender offer made by a closed-end investment company for its shares must be at a price equal to the net asset value of such shares at the close of business on the last day of the tender offer. Any service fees incurred in connection with any tender offer made by the Fund will be borne by the Fund and will not reduce the stated consideration to be paid to tendering shareholders.

Subject to its investment limitations, the Fund may borrow to finance the repurchase of shares or to make a tender offer. Interest on any borrowings to finance share repurchase transactions or the accumulation of cash by the Fund in anticipation of share repurchases or tenders will reduce the Fund’s net income. Any share repurchase, tender offer or borrowing that might be approved by the Board of Directors would have to comply with the Securities Exchange Act of 1934, as amended, and the 1940 Act and the rules and regulations thereunder.

Although the decision to take action in response to a discount from net asset value will be made by the Board of the Fund at the time it considers such issue, it is the Board’s present policy, which may be changed by the Board, not to authorize repurchases of shares of Common Stock or a tender offer for such shares if (1) such transactions, if consummated, would (a) result in the delisting of the Common Stock from the New York Stock Exchange, or (b) impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended (which would make the Fund a taxable entity, causing the Fund’s income to be taxed at the corporate level in addition to the taxation of shareholders who receive dividends from the Fund) or as a registered closed-end investment company under the 1940 Act; (2) the Fund would not be able to liquidate portfolio securities in an orderly manner and consistent with the Fund’s investment objectives and policies in order to repurchase shares; or (3) there is, in the Board’s judgment, any (a) material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Fund, (b) general suspension of or limitation on prices for trading securities on the New York Stock Exchange, (c) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by United States or state banks in which the Fund invests, (d) material limitation affecting the Fund or the issuers of its portfolio securities by federal or state authorities on the extension of credit by lending institutions or on the exchange of foreign currency, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (f) other event or condition which would have a material adverse effect (including any adverse tax effect) on the Fund or its shareholders if shares were repurchased. The Board of Directors of the Fund may in the future modify these conditions in light of experience.

Conversion to an open-end company would require the approval of the holders of at least two-thirds of the Fund’s Common Stock outstanding at the time, voting together as a single class, unless such action has previously been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of directors fixed in accordance with the By-laws. See the Prospectus under “Certain Provisions in the Articles of Incorporation” for a discussion of voting requirements applicable to conversion of the Fund to an open-end company. If the Fund converted to an open-end company, the Fund’s Common Stock would no longer be listed on the New York Stock Exchange. Shareholders of an open-end investment company may require the company to redeem their shares on any business day (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less such redemption charge, if any, as might be in effect at the time of redemption. In order to avoid maintaining large cash positions or liquidating favorable investments to meet redemptions, open-end companies typically engage in a continuous offering of their shares. Open-end companies are thus subject to periodic asset in-flows and out-flows that can complicate portfolio management. The Board of Directors of the Fund may at any time propose conversion of the Fund to an open-end company depending upon their judgment as to the advisability of such action in light of circumstances then prevailing.

The repurchase by the Fund of its shares at prices below net asset value would result in an increase in the net asset value of those shares that remain outstanding. However, there can be no assurance that share repurchases or tenders at or below net asset value would result in the Fund’s shares trading at a price equal to their net asset value. Nevertheless, the fact that the Fund’s shares may be the subject of repurchase or tender offers at net asset value from time to time, or that the Fund may be converted to an open-end company, may reduce any spread between market price and net asset value that might otherwise exist.

In addition, a purchase by the Fund of its Common Stock would decrease the Fund’s total assets which would likely have the effect of increasing the Fund’s expense ratio.

Before deciding whether to take any action if the Fund’s shares of Common Stock trade below net asset value, the Board of the Fund would consider all relevant factors, including the extent and duration of the discount, the liquidity of the Fund’s portfolio, the impact of any action that might be taken on the Fund or its shareholders and market considerations. Based on these considerations, even if the Fund’s shares should trade at a discount, the Board of Directors may determine that, in the interest of the Fund and its shareholders, no action should be taken.

TAX MATTERS

The following is intended to be a general summary of certain US federal income tax consequences of investing, holding and disposing of Common Stock of the Fund. It is not intended to be a complete discussion of all such federal income tax consequences, nor does it purport to deal with all categories of investors (including investors in Common Stock with large positions in the Fund). Investors are advised to consult with their own tax advisors before investing in the Fund.

The Fund intends to elect to be treated, and to qualify each year, as a regulated investment company, under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”) and to satisfy conditions which enable dividends on Common Stock which are attributable to interest on municipal obligations to be exempt from federal income tax in the hands of owners of such stock, subject to the possible application of the federal alternative minimum tax.

Congress passed the RIC Modernization Act on December 22, 2010 (the “RIC Mod Act”) which makes certain beneficial changes for RICs and their shareholders, some of which are referenced below. In general, the RIC Mod Act contains simplification provisions effective for taxable years beginning after December 22, 2010, which are aimed at preventing disqualification of a RIC for “inadvertent” failures of the asset diversification and/or qualifying income tests. Additionally, the RIC Mod Act allows capital losses to be carried forward indefinitely, and retain the character of the original loss, exempts RICs from the preferential dividend rule, and repealed the 60-day designation requirement for certain types of income and gains.

To qualify under Subchapter M of the Code as a regulated investment company, the Fund must, among other things: (a) distribute to its shareholders each year at least 90% of the sum of (i) its investment company taxable income (as that term is defined in the Code, determined without regard to the deduction for dividends paid) and (ii) its net tax-exempt income (the excess of its gross tax-exempt interest income over certain disallowed deductions) and (b) diversify its holdings so that, at the end of each quarter of the Fund’s taxable year (i) at least 50% of the market value of the Fund’s assets is represented by cash, cash items, U.S. government securities, securities of other regulated investment companies, and other securities, with these other securities limited, with respect to any one issuer, to an amount not greater in value than 5% of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the market value of the Fund’s assets is invested in the securities of any one issuer (other than U.S. government securities or securities of other regulated investment companies) or two or more issuers controlled by the Fund and engaged in the same, similar or related trades or businesses, or one or more publicly traded partnerships. In meeting these requirements, the Fund may be restricted in the utilization of certain of the investment techniques described under “Investment Objectives and Policies” above. If for any taxable year the Fund did not qualify as a regulated investment company for federal income tax purposes, it would be treated as a corporation subject to federal income tax and distributions to its shareholders would not be deducted by the Fund in computing its taxable income.

In addition, in the event of a failure to qualify as a regulated investment company, the Fund’s distributions, to the extent derived from the Fund’s current or accumulated earnings and profits, would generally constitute ordinary dividends, which generally would be eligible for the dividends received deduction available to corporate shareholders and the reduced rate of taxation for “qualified dividend income” available to non-corporate shareholders.

A regulated investment company that fails to distribute, by the close of each calendar year, an amount equal to the sum of 98% of its ordinary taxable income for such year and 98.2% of its capital gain net income for the one-year period ending October 31 in such year, plus any shortfalls from the prior years’ required distribution, is liable for a nondeductible 4% federal excise tax on the excess of the required distribution for such calendar year over the distributed amount for such calendar year. To avoid the imposition of this excise tax, the Fund generally intends to make the required distributions of its ordinary taxable income, if any, and its capital gain net income, to the extent possible, by the close of each calendar year.

As described in “Distributions” above, the Fund may retain for investment some (or all) of its net capital gain. If the Fund retains any net capital gain or investment company taxable income, it will be subject to tax at regular corporate rates on the amount retained. If the Fund retains any net capital gain, it may designate the retained amount as undistributed capital gains in a notice to its shareholders who, if subject to federal income tax on long-term capital gains, (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount; (ii) will be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their federal income tax liabilities, if any; and (iii) to claim refunds to the extent the credit exceeds such liabilities. For federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the shareholder’s gross income and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence.

The Fund intends to qualify to pay “exempt-interest” dividends, as defined in the Code, to its Common Stock by satisfying the requirement that, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consist of tax-exempt municipal bonds. Exempt-interest dividends are dividends or any part thereof (other than a capital gain dividend) paid by the Fund which are attributable to interest on municipal bonds and are so designated by the Fund. Exempt-interest dividends will be exempt from federal income tax, subject to the possible application of the federal alternative minimum tax. Insurance proceeds received by the Fund under any insurance policies in respect of scheduled interest payments on defaulted municipal bonds, as described herein, will generally be excludable from federal gross income under Section 103(a) of the Code. In the case of non-appropriation by a political subdivision, however, there can be no assurance that payments made by the issuer representing interest on such “non-appropriation” municipal lease obligations will be excludable from gross income for federal income tax purposes. Gains of the Fund that are attributable to market discount on certain municipal obligations are treated as ordinary income to the extent of accrued market discount on the bond.

Recent legislation effective beginning in 2013 provides that U.S. individuals with income exceeding $200,000 ($250,000 if married and filing jointly) will be subject to a new 3.8% Medicare contribution tax on their “net investment income,” including interest, dividends, and capital gains (including capital gains realized on the sale or exchange of shares of the Fund), but “net investment income” for this purpose does not include exempt-interest dividends.

A portion of the Fund’s expenditures that would otherwise be deductible may not be allowed as deductions by reason of the Fund’s investment in municipal securities (which such disallowed portion, in general, being the same percentage of the Fund’s aggregate expenses as the percentage of the Fund’s aggregate income that constitutes exempt interest income from municipal securities). A similar disallowance rule also applied to interest expense paid or incurred by the Fund, if any. Such disallowed deductions, if any, will reduce the amount that the Fund can designate as exempt-interest dividends by the disallowed amount.

The Fund’s investment in zero coupon bonds will cause it to realize income prior to the receipt of cash payments with respect to these bonds. Such income will be accrued daily by the Fund and, in order to avoid a tax payable by the Fund, the Fund may be required to liquidate securities that it might otherwise continue to hold in order to generate cash so that the Fund may make required distributions to its shareholders.

Distributions to shareholders of net investment income received by the Fund from taxable temporary investments, if any, and of net short-term capital gains realized by the Fund, if any, will be taxable to its shareholders as ordinary income. Distributions by the Fund of net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss), if any, are taxable as long-term capital gain, regardless of the length of time the shareholder has owned the shares with respect to which such distributions are made. The amount of taxable income allocable to the Fund’s shares will depend upon the amount of such income realized by the Fund, but is not generally expected to be significant. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a shareholder’s shares and, after that basis has been reduced to zero, will constitute capital gain to the shareholder (assuming the shares are held as a capital asset). As long as the Fund qualifies as a regulated investment company under the Code, it is not expected that any part of its distributions to stockholders from its investments will qualify for the dividends-received deduction available to corporate shareholders or as “qualified dividend income” available to noncorporate shareholder’s.

The Internal Revenue Service (the “IRS”) indicates that the Fund is required to designate distributions paid with respect to its Common Stock as consisting of a portion of each type of income distributed by the Fund.

The Code provides that interest on indebtedness incurred or continued to purchase or carry the Fund’s shares to which exempt-interest dividends are allocated is not deductible. Under rules used by the IRS for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase or ownership of shares may be considered to have been made with borrowed funds even though such funds are not directly used for the purchase or ownership of such shares.

The interest on private activity bonds in most instances is not federally tax-exempt to a person who is a “substantial user” of a facility financed by such bonds or a “related person” of such “substantial user.” As a result, the Fund may not be an appropriate investment for a shareholder who is considered either a “substantial user” or a “related person” within the meaning of the Code. In general, a “substantial user” of a facility includes a “nonexempt person who regularly uses a part of such facility in his trade or business.” “Related persons” are in general defined to include persons among whom there exists a relationship, either by family or business, which would result in a disallowance of losses in transactions among them under various provisions of the Code (or if they are members of the same controlled group of corporations under the Code), including a partnership and each of its partners (and certain members of their families), an S corporation and each of its shareholders (and certain members of their families) and various combinations of these and other relationships. The foregoing is not a complete description of all of the provisions of the Code covering the definitions of “substantial user” and “related person.”

Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to shareholders of record on a specified date in one of those months and paid during the following January, will be treated as having been distributed by the Fund (and received by the shareholders) on December 31 of the year declared.

Certain of the Fund’s investment practices are subject to special provisions of the Code that, among other things, may defer the use of certain deductions or losses of the Fund, affect the holding period of securities held by the Fund, and alter the character of the gains or losses realized by the Fund. These provisions may also require the Fund to recognize income or gain without receiving cash with which to make distributions in the amounts necessary to satisfy the requirements for maintaining regulated investment company status and for avoiding income and excise taxes. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these rules and prevent disqualification of the Fund as a regulated investment company.

For taxable years beginning after December 22, 2010, the Fund may elect to treat part or all of any “qualified late year loss” as if it had been incurred in the succeeding taxable year in determining the Fund’s taxable income, net capital gain, net short-term capital gain, and earnings and profits. The effect of this election is to treat any such “qualified late year loss” as if it had been incurred in the succeeding taxable year in characterizing Fund distributions for any calendar. A “qualified late year loss” generally includes net capital loss, net long-term capital loss, or net short-term capital loss incurred after October 31 of the current taxable year (commonly referred to as “post-October losses”) and certain other late-year losses.

The RIC Mod Act changed the treatment of capital loss carryovers for RICs. The new rules are similar to those that apply to capital loss carryovers of individuals are made applicable to RICs and provide that such losses are carried over by the Fund indefinitely. Thus, if the Fund has a “net capital loss” (that is, capital losses in excess of capital gains) for a taxable year beginning after December 22, 2010, the excess of the Fund’s net short-term capital losses over its net long-term capital gains is treated as a short-term capital loss arising on the first day of such Fund’s next taxable year, and the excess (if any) of the Fund’s net long-term capital losses over its net short-term capital gains is treated as a long-term capital loss arising on the first day of the Fund’s next taxable year. Certain transition rules require post-enactment capital losses to be utilized first, which, depending on the circumstances for the Fund, may result in the expiration of unused pre-enactment losses. In addition, the carryover of capital losses may be limited under the general loss limitation rules if the Fund experiences an ownership change as defined in the Code.

The redemption, sale or exchange of Common Stock normally will result in capital gain or loss to holders of Common Stock who hold their shares as capital assets. Generally a shareholder’s gain or loss will be long-term capital gain or loss if the shares have been held for more than one year even though the increase in value in such Common Stock is attributable to tax-exempt interest income. Present law taxes both long-term and short-term capital gains of corporations at the same rates applicable to ordinary income. For non-corporate taxpayers, however, long-term capital gains are currently taxed at a maximum rate of 15%, while short-term capital gains and other ordinary income are currently taxed at ordinary income rates. Absent further legislation, the maximum rates applicable to long-term capital gains will cease to apply to taxable years beginning after December 31, 2012 and the maximum rate on long-term capital gains will return under current law to 20%. Any loss on the sale of Common Stock that have been held for six months or less will be disallowed to the extent of any distribution of exempt-interest dividends received with respect to such Common Stock. If a shareholder sells or otherwise disposes of shares of Common Stock before holding them for six months, any loss on the sale or disposition will be treated as a long-term capital loss to the extent of any capital gain dividends received by the common shareholder. Any loss realized on a sale or exchange of shares of the Fund will be disallowed to the extent those shares of the Fund are replaced by other substantially identical shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition of the original shares. In that event, the basis of the replacement shares of the Fund will be adjusted to reflect the disallowed loss.

Federal income tax law imposes an alternative minimum tax with respect to corporations, individuals, trusts and estates. Interest on certain municipal obligations, such as bonds issued to make loans for housing purposes or to private entities (but not to certain tax-exempt organizations such as universities and non-profit hospitals) is included as an item of tax preference in determining the amount of a taxpayer’s alternative minimum taxable income. To the extent that the Fund receives income from municipal obligations subject to the federal alternative minimum tax, a portion of the dividends paid by the Fund, although otherwise exempt from federal income tax, will be taxable to its shareholders to the extent that their tax liability is determined under the federal alternative minimum tax. The Fund will annually provide a report indicating the percentage of the Fund’s income attributable to municipal obligations subject to the federal alternative minimum tax. In addition, for certain corporations, federal alternative minimum taxable income is increased by 75% of the difference between an alternative measure of income (“adjusted current earnings”) and the amount otherwise determined to be the alternative minimum taxable income. Interest on all municipal obligations, and therefore all distributions by the Fund that would otherwise be tax-exempt, is included in calculating a corporation’s adjusted current earnings. Certain small corporations are not subject to the federal alternative minimum tax.

Tax-exempt income, including exempt-interest dividends paid by the Fund, is taken into account in calculating the amount of social security and railroad retirement benefits that may be subject to federal income tax.

The Fund is required in certain circumstances to withhold a portion of taxable dividends and certain other payments paid to certain holders of the Fund’s shares who do not furnish to the Fund their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to a shareholder may be refunded or credited against such shareholder’s federal income tax liability, provided the required information is furnished to the IRS.

The Code provides that every shareholder required to file a tax return must include for information purposes on such return the amount of tax-exempt interest received during the taxable year, including any exempt-interest dividends received from the Fund.

STATE AND LOCAL TAX MATTERS

The exemption from U.S. federal income tax for exempt-interest dividends generally does not result in exemption for such dividends under the income or other tax laws of any state or local taxing authority. In some states, however, the portion of any exempt-interest dividends derived from interest received by the Fund on its holdings of that state’s securities and its political subdivisions and instrumentalities is exempt from the state’s income tax. The Fund will report annually to its shareholders the percentage of interest income earned by the Fund during the preceding year on tax-exempt obligations indicating, on a state-by-state basis, the source of such income. Shareholders of the Fund are advised to consult with their own tax advisors about state and local tax matters.

The foregoing is a general summary of certain provisions of the Code and regulations thereunder presently in effect as they directly govern the federal income taxation of the Fund and its shareholders. These provisions are subject to change by legislative or administrative action, and any such change may be retroactive. Moreover, the foregoing does not address many of the factors that may be determinative of whether an investor will be liable for the alternative minimum tax. Shareholders are advised to consult their own tax advisors for more detailed information concerning the federal, foreign, state and local tax consequences of purchasing, holding and disposing of Fund shares.

FINANCIAL STATEMENTS

The Financial Statements and the independent registered public accounting firm’s report thereon, appearing in the Fund’s annual shareholder report for the fiscal year ended October 31, 2010 is incorporated herein by reference in this Statement of Additional Information. Also incorporated by reference is the Fund’s unaudited semi-annual report April 30, 2011. The Fund’s annual shareholder report may be obtained without charge by calling (800)  257-8787.

CUSTODIAN AND TRANSFER AGENT

The custodian of the assets of the Fund is State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02110. The Custodian performs custodial, fund accounting and portfolio accounting services. The Fund’s transfer, shareholder services and dividend paying agent is also State Street (the “Transfer Agent”). The Transfer Agent is located at 250 Royall Street, Canton, Massachusetts 02021.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP provides auditing services to the Fund. The principal business address of Ernst & Young LLP is 155 North Wacker Drive, Chicago, Illinois, 60606.

LEGAL OPINIONS

Certain legal matters in connection with the Common Stock will be passed upon for the Fund by Morgan, Lewis & Bockius LLP, Washington, DC and for Stifel Nicolaus by Andrews Kurth LLP, New York, New York. Morgan, Lewis & Bockius LLP and Andrews Kurth LLP will rely as to certain matters under Minnesota law on the opinion of Dorsey & Whitney LLP, Minneapolis, Minnesota.

ADDITIONAL INFORMATION

A Registration Statement on Form N-2, including amendments thereto, relating to the shares of the Fund offered hereby, has been filed by the Fund with the SEC, Washington, DC. The Fund’s Prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the shares offered hereby, reference is made to the Fund’s Registration Statement. Statements contained in the Fund’s Prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be inspected without charge at the SEC’s principal office in Washington, DC, and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC.

APPENDIX A

Ratings of Investments

Standard & Poor’s Corporation—A brief description of the applicable Standard & Poor’s Corporation, a division of The McGraw-Hill Companies (“Standard & Poor’s” or “S&P”), rating symbols and their meanings (as published by S&P) follows:

A Standard & Poor’s issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor’s from other sources it considers reliable. Standard & Poor’s does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

Issue credit ratings can be either long term or short term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days—including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

LONG-TERM ISSUE CREDIT RATINGS

Issue credit ratings are based, in varying degrees, on the following considerations:

•    Likelihood of payment—capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

•    Nature of and provisions of the obligation;

•    Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA

An obligation rated ‘AAA’ has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA

An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A

An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB

An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, and C

Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB

An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B

An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

CCC

An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC

An obligation rated ‘CC’ is currently highly vulnerable to nonpayment.

C

A ‘C’ rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the ‘C’ rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument’s terms.

D

An obligation rated ‘D’ is in payment default. The ‘D’ rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus (-)

The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

NR

This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

Short-Term Issue Credit Ratings

A short-term obligation rated ‘A-1’ is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

A-3

A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B

A short-term obligation rated ‘B’ is regarded as having significant speculative characteristics. Ratings of ‘B-1’, ‘B-2’, and ‘B-3’ may be assigned to indicate finer distinctions within the ‘B’ category. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B-1.

A short-term obligation rated ‘B-1’ is regarded as having significant speculative characteristics, but the obligor has a relatively stronger capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

B-2.

A short-term obligation rated ‘B-2’ is regarded as having significant speculative characteristics, and the obligor has an average speculative-grade capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

B-3.

A short-term obligation rated ‘B-3’ is regarded as having significant speculative characteristics, and the obligor has a relatively weaker capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

C

A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D

A short-term obligation rated ‘D’ is in payment default. The ‘D’ rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Dual Ratings

Standard & Poor’s assigns “dual” ratings to all debt issues that have a put option or demand feature as part of their structure. The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. The long-term rating symbols are used for bonds to denote the long-term maturity and the short-term rating symbols for the put option (for example, ‘AAA/A-1+’). With U.S. municipal short-term demand debt, note rating symbols are used with the short-term issue credit rating symbols (for example, ‘SP-1+/A-1+’).

Moody’s Investors Service, Inc.—A brief description of the applicable Moody’s Investors Service, Inc. (“Moody’s”) rating symbols and their meanings (as published by Moody’s) follows:

Municipal Bonds

Aaa

Bonds that are rated ‘Aaa’ are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edged.” Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa

Bonds mat are rated ‘Aa’ are judged to be of high quality by all standards. Together with the ‘Aaa’ group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in ‘Aaa’ securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present mat make the long-term risks appear somewhat larger than in ‘Aaa’ securities.

A

Bonds that are rated ‘A’ possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

Baa

Bonds that are rated ‘Baa’ are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba

Bonds that are rated ‘Ba’ are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B

Bonds that are rated ‘B’ generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa

Bonds that are rated ‘Caa’ are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca

Bonds that are rated ‘Ca’ represent obligations that are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C

Bonds that are rated ‘C’ are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor Prospects of ever attaining any real investment standing.

#(hatchmark): Represents issues that are secured by escrowed funds held in cash, held in trust, invested and reinvested in direct, non-callable, non-prepayable United States government obligations or non-callable, non-prepayable obligations unconditionally guaranteed by the U.S. Government, Resolution Funding Corporation debt obligations.

Con. (...): Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals that begin when facilities are completed, or (d) payments to which some other limiting condition attaches. The parenthetical rating denotes probable credit stature upon completion of construction or elimination of the basis of the condition.

(P): When applied to forward delivery bonds, indicates the rating is provisional pending delivery of the bonds. The rating may be revised prior to delivery if changes occur in the legal documents or the underlying credit quality of the bonds.

Note: Moody’s applies numerical modifiers 1,2 and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates mat the issue ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Short-Term Loans

MIG 1/VMIG 1

This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

MIG 2/VMIG 2

This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

MIG 3/VMIG 3

This designation denotes favorable quality. All security elements are accounted for but there is lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

MIG 4/VMIG 4

This designation denotes adequate quality. Protection commonly regarded as required of an investment security is present and although not distinctly or predominantly speculative, there is specific risk.

SG

This designation denotes speculative quality. Debt instruments in this category lack margins of protection.

Commercial Paper

Issuers (or supporting institutions) rated Prime-1 have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will normally be evidenced by the following characteristics:

•	Leading market positions in well-established industries.

•	High rates of return on funds employed.

•	Conservative capitalization structures with moderate reliance on debt and ample asset protection.

•	Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

•	Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers (or supporting institutions) rated Prime-2 have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation than is the case for Prime-2 securities. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers (or supporting institutions) rated Prime-3 have an acceptable ability for repayment of senior short-term debt obligations. The effect of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and the requirement for relatively high financial leverage. Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the Prime rating categories.

Fitch Ratings—A brief description of the applicable Fitch Ratings (“Fitch”) ratings symbols and meanings (as published by Fitch) follows:

Long-Term Credit Ratings

Investment Grade

AAA

Highest credit quality. ‘AAA’ ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA

Very high credit quality. ‘AA’ ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A

High credit quality. ‘A’ ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB

Good credit quality. ‘BBB’ ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

Speculative Grade

BB

Speculative. ‘BB’ ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B

Highly speculative. ‘B’ ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

CCC, CC, C

High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments. A ‘CC rating indicates that default of some kind appears probable. ‘C’ ratings signal imminent default.

DDD, DD, and D Default

The ratings of obligations in this category are based on their Prospects for achieving partial or full recovery in a reorganization or liquidation of the obligor. While expected recovery values are highly speculative and cannot be estimated with any precision, the following serve as general guidelines. ‘DDD’ obligations have the highest potential for recovery, around 90%-100% of outstanding amounts and accrued interest ‘DD’ indicates potential recoveries in the range of 50%-90%, and ‘D’ the lowest recovery potential, i.e., below 50%. Entities rated in this category have defaulted on some or all of their obligations. Entities rated ‘DDD’ have the highest Prospect for resumption of performance or continued operation with or without a formal reorganization process. Entities rated ‘DD’ and ‘D’ are generally undergoing a formal reorganization or liquidation process; those rated ‘DD’ are likely to satisfy a higher portion of their outstanding obligations, while entities rated ‘D’ have a poor Prospect for repaying all obligations.

Short-Term Credit Ratings

The following ratings scale applies to foreign currency and local currency ratings. A Short-term rating has a time horizon of less than 13 months for most obligations, or up to three years for US public finance, in line with industry standards, to reflect unique risk characteristics of bond, tax, and revenue anticipation notes that are commonly issued with terms up to three years. Short-term ratings thus place greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

Fl

Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

F2

Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

F3

Fair credit quality. The capacity for timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.

B

Speculative Minimal capacity for timely payment of financial commitments, plus vulnerability to near-term adverse changes in financial and economic conditions.

C

High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.

D

Default. Denotes actual or imminent payment default.

Notes to Long-term and Short-term ratings:

“+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the ‘AAA’ Long-term rating category, to categories below ‘CCC, or to Short-term ratings other than ‘FT.

‘NR’ indicates that Fitch Ratings does not rate the issuer or issue in question.

‘Withdrawn’: A rating is withdrawn when Fitch Ratings deems the amount of information available to be inadequate for rating purposes, or when an obligation matures, is called, or refinanced.

Rating Watch: Ratings are placed on Rating Watch to notify investors that there is a reasonable probability of a rating change and the likely direction of such change. These are designated as “Positive”, indicating a potential upgrade, “Negative”, for a potential downgrade, or “Evolving”, if ratings may be raised, lowered or maintained. Rating Watch is typically resolved over a relatively short period.

A Rating Outlook indicates the direction a rating is likely to move over a one to two year period. Outlooks may be positive, stable, or negative. A positive or negative Rating Outlook does not imply a rating change is inevitable. Similarly, ratings for which outlooks are ‘stable’ could be downgraded before an outlook moves to positive or negative if circumstances warrant such an action. Occasionally, Fitch Ratings may be unable to identify the fundamental trend. In these cases, the Rating Outlook may be described as evolving.

APPENDIX B

DERIVATIVE STRATEGIES AND RISKS

Set forth below is additional information regarding the various techniques involving the use of derivatives.

FINANCIAL FUTURES

A financial future is an agreement between two parties to buy and sell a security for a set price on a future date. They have been designed by boards of trade which have been designated “contracts markets” by the Commodity Futures Trading Commission (“CFTC”).

The purchase of financial futures is for the purpose of hedging the Fund’s existing or anticipated holdings of long-term debt securities. For example, if the Fund desires to increase its exposure to long-term bonds and has identified long-term bonds it wishes to purchase at a future time, but expects market interest rates to decline (thereby causing the value of those bonds to increase), it might purchase financial futures. If interest rates did decrease, the value of those to-be-purchased long-term bonds would increase, but the value of the Fund’s financial futures would be expected to increase at approximately the same rate, thereby helping maintain the Fund’s purchasing power. When the Fund purchases a financial future, it deposits in cash or securities an “initial margin”, typically equal to an amount between 1% and 5% of the contract amount. Thereafter, the Fund’s account is either credited or debited on a daily basis in correlation with the fluctuation in price of the underlying future or other requirements imposed by the exchange in order to maintain an orderly market. The Fund must make additional payments to cover debits to its account and has the right to withdraw credits in excess of the liquidity, the Fund may close out its position at any time prior to expiration of the financial future by taking an opposite position. At closing a final determination of debits and credits is made, additional cash is paid by or to the Fund to settle the final determination and the Fund realizes a loss or gain depending on whether on a net basis it made or received such payments.

The sale of financial futures is for the purpose of hedging the Fund’s existing or anticipated holdings of long-term debt securities. For example, if the Fund owns long-term bonds and market interest rates were expected to increase (causing those bonds’ values to decline), it might sell financial futures. If interest rates did increase, the value of long-term bonds in the Fund’s portfolio would decline, but the value of the Fund’s financial futures would be expected to increase at approximately the same rate thereby keeping the net asset value of the Fund from declining as much as it otherwise would have.

Among the risks associated with the use of financial futures by the Fund as a hedging or anticipatory device, perhaps the most significant is the imperfect correlation between movements in the price of the financial futures and movements in the price of the debt securities which are the subject of the hedge.

Thus, if the price of the financial future moves less or more than the price of the securities which are the subject of the hedge, the hedge will not be fully effective. To compensate for this imperfect correlation, the Fund may enter into financial futures in a greater dollar amount than the dollar amount of the securities being hedged if the historical volatility of the prices of such securities has been greater than the historical volatility of the financial futures. Conversely, the Fund may enter into fewer financial futures if the historical volatility of the price of the securities being hedged is less than the historical volatility of the financial futures.

The market prices of financial futures may also be affected by factors other than interest rates. One of these factors is the possibility that rapid changes in the volume of closing transactions, whether due to volatile markets or movements by speculators, would temporarily distort the normal relationship between the markets in the financial future and the chosen debt securities. In these circumstances as well as in periods of rapid and large price movements. The Fund might find it difficult or impossible to close out a particular transaction.

OPTIONS ON FINANCIAL FUTURES

The Fund may also purchase put or call options on financial futures which are traded on a U.S. Exchange or board of trade and enter into closing transactions with respect to such options to terminate an existing position. The purchase of put options on financial futures is analogous to the purchase of put options by the Fund on its portfolio securities to hedge against the risk of rising interest rates. As with options on debt securities, the holder of an option may terminate his position by selling an option of the Fund. There is no guarantee that such closing transactions can be effected.

INDEX CONTRACTS

INDEX FUTURES

A tax-exempt bond index which assigns relative values to the tax-exempt bonds included in the index is traded on the Chicago Board of Trade. The index fluctuates with changes in the market values of all tax-exempt bonds included rather than a single bond. An index future is a bilateral agreement pursuant to which two parties agree to take or make delivery of an amount of cash-rather than any security-equal to a specified dollar amount times the difference between the index value at the close of the last trading day of the contract and the price at which the index future was originally written. Thus, an index future is similar to traditional financial futures except that settlement is made in cash.

INDEX OPTIONS

The Fund may also purchase put or call options on U.S. Government or tax- exempt bond index futures and enter into closing transactions with respect to such options to terminate an existing position. Options on index futures are similar to options on debt instruments except that an option on an index future gives the purchaser the right, in return for the premium paid, to assume a position in an index contract rather than an underlying security at a specified exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance of the writer’s futures margin account which represents the amount by which the market price of the index futures contract, at exercise, is less than the exercise price of the option on the index future.

Bond index futures and options transactions would be subject to risks similar to transactions in financial futures and options thereon as described above.

SWAP AGREEMENTS

Swap agreements are two-party contracts entered into primarily by institutional investors, typically for periods ranging from a few weeks to several years. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. The gross returns to be exchanged or swapped between the parties are calculated with respect to a notional amount (the amount or value of the underlying asset used in computing the particular interest rate, return, or other amount to be exchanged) of a particular security, or in a basket of securities representing a particular index. Swap agreements may include, by way of example, (i) interest rate swaps, in which one party exchanges a commitment to pay a floating, shorter-term interest rate (typically by reference to the rate of a specific security or index) for the other party’s commitment to pay a fixed, longer-term interest rate (either as specifically agreed, or by reference to a specified security or index); (ii) interest rate caps, in which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates exceed a specified rate or cap; (iii) interest rate floors, in which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates fall below a specified level or floor; (iv) interest rate collars, in which a party sells a cap and purchases a floor, or vice versa, in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels or collar amounts; (v) total return swaps, in which one party commits to pay the total return of an underlying security or asset in return for receiving from the other party a specified return or the return of another instrument (typically a floating short-term interest rate), and (vi) credit default swap, in which the buyer pays a periodic fee in return for a contingent payment by the seller upon a credit event (such as a default) happening with respect to a specified instrument, typically in an amount equivalent to the loss incurred on a specific investment in that security due to the credit event.

A Fund may enter into such swap agreements for any purpose consistent with the Fund’s investment objective, such as for the purpose of attempting to obtain, enhance, or preserve a particular desired return or spread at a lower cost to the Fund than if the Fund had invested directly in an instrument that yielded that desired return or spread. The Fund also may enter into swaps in order to protect against an increase in the price of securities that the Fund anticipates purchasing at a later date.

Whether the Fund’s use of swap agreements will be successful in furthering its investment objective will depend, in part, on the ability to predict correctly whether certain types of investments are likely to produce greater returns than other investments and the changes in the future values, indices, or rates covered by the swap agreement. Swap agreements may be considered to be illiquid. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. The Fund will enter swap agreements only with counterparties that the Adviser reasonably believes are capable of performing under the swap agreements. If there is a default by the other party to such a transaction, the Fund will have to rely on its contractual remedies (which may be limited by bankruptcy, insolvency or similar laws) pursuant to the agreements related to the transaction. Certain restrictions imposed on the Fund by the Internal Revenue Code of 1986 may limit the Fund’s ability to use swap agreements. The swap market is largely unregulated.

Nuveen Municipal Value Fund, Inc.

STATEMENT OF ADDITIONAL INFORMATION

July 29, 2011

PART C—OTHER INFORMATION

Item 25: Financial Statements and Exhibits.

1.	Contained in Part A:
Financial Highlights for the six month period ended April 30, 2011 and fiscal years ended October 31, 2005, 2006, 2007, 2008, 2009 and 2010.

Contained in Part B:
Financial Highlights are incorporated in Part B by reference to Registrant’s October 31, 2010 Annual Report (audited) on Form N-CSR as filed with the SEC on January 7, 2011 and to Registrant’s April 30, 2011 Semi-Annual Report (unaudited) on Form N-CSRS as filed with SEC on July 8, 2011.

2.	Exhibits:

a.1	Articles of Incorporation of Nuveen Municipal Value Fund, Inc. (the “Fund” or the “Registrant”) dated April 7, 1987. Filed on September 27, 2010 as Exhibit a.1 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

a.2	Articles of Amendment to Articles of Incorporation dated May 19, 1987. Filed on September 27, 2010 as Exhibit a.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

b.	Amended and Restated By-Laws of Registrant dated February 20, 2006. Filed on September 27, 2010 as Exhibit b. to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

c.	None.

d.	Not Applicable.

e.	Terms and Conditions of the Automatic Dividend Reinvestment and Cash Purchase Plan. Filed on September 27, 2010 as Exhibit e. to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

f.	None.

g.1	Investment Management Agreement between Registrant and Nuveen Asset Management (now, Nuveen Fund Advisors, Inc.) dated November 13, 2007. Filed on September 27, 2010 as Exhibit g. to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

g.2	Sub-Advisory Agreement between Nuveen Fund Advisors, Inc. and Nuveen Asset Management, LLC dated December 31, 2010. Filed on March 21, 2011 as Exhibit g.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-166771) and incorporated by reference herein.

h.1	Distribution Agreement between Registrant and Nuveen Investments, LLC (now, Nuveen Securities, LLC) dated December 8, 2010. Filed on December 17, 2010 as Exhibit h.1 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

h.2	Equity Distribution Agreement between Registrant, Nuveen Investments, LLC (now, Nuveen Securities, LLC), Nuveen Asset Management, and Stifel, Nicolaus & Company, Incorporated dated December 8, 2010. Filed on December 17, 2010 as Exhibit h.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

i.	Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees (as Amended and Restated Effective January 1, 2009). Filed on September 27, 2010 as Exhibit i. to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

j.1	Amended and Restated Master Custodian Agreement between Registrant and State Street Bank and Trust Company dated February 25, 2005. Filed on September 27, 2010 as Exhibit j.1 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

j.2	Appendix A dated March 17, 2010 to Master Custodian Agreement dated February 25, 2005. Filed on September 27, 2010 as Exhibit j.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

k.1	Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company dated October 7, 2002. Filed on September 27, 2010 as Exhibit k.1 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

k.2	Schedule A dated April 27, 2010 to the Transfer Agency and Service Agreement dated October 7, 2002. Filed on September 27, 2010 as Exhibit k.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

l.	Consent of Morgan, Lewis & Bockius, LLP.*

m.	None.

n.	Consent of Ernst & Young LLP.*

o.	None.

p.	Subscription Agreement of Nuveen Advisory Corp. dated April 14, 1987. Filed on September 27, 2010 as Exhibit p. to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

q.	None.

r.	Code of Ethics and Reporting Requirements of Nuveen Investments Inc. (including affiliated entities) and the Nuveen Funds. Filed on March 21, 2011 as Exhibit r. to Registrant’s Registration Statement on Form N-2 (File No. 333-166771) and incorporated by reference herein.

s.	Powers of Attorney. Filed on February 28, 2011 as Exhibit s. to Registrant’s Registration Statement on Form N-2 (File No. 333-166771) and incorporated by reference herein.

*	Filed herewith.

Item 26: Marketing Arrangements.

See relevant Sections of the Distribution Agreement and Equity Distribution Agreement, which have been filed as Exhibits h.1 and h.2, respectively, to the Registration Statement.

Item 27: Other Expenses of Issuance and Distribution.

Printing and Engraving Fees	$40,000
Legal Fees	15,000
Accounting Fees	15,000
Miscellaneous Fees	10,000

Total	$80,000

Item 28: Persons Controlled by or under Common Control.

Not applicable.

Item 29: Number of Holders of Securities.

As of June 3, 2011:

Title of Class	Number of Record Holders
Shares of Common Stock, $0.01 par value	66,591

Item 30: Indemnification.

Article EIGHTH of the Registrant’s Articles of Incorporation provides as follows: To the maximum extent permitted by the Minnesota Business Corporation Act, as from time to time amended, the Corporation shall indemnify its currently acting and its former directors, officers, employees and agents, and those persons who, at the request of the Corporation serve or have served another corporation, partnership, joint venture, trust or other enterprise in one or more such capacities. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

Expenses (including attorneys’ fees) incurred in defending a civil or criminal action, suit or proceeding (including costs connected with the preparation of a settlement) may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, if authorized by the Board of Directors in the specific case, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay that amount of the advance which exceeds the amount which it is ultimately determined that he is entitled to receive from the Corporation by reason of indemnification as authorized herein; provided, however, that prior to making any such advance at least one of the following conditions shall have been met: (1) the indemnitee shall provide a security for his undertaking, (2) the Corporation shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the disinterested, non-party directors of the Corporation, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts, that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

Nothing in these Articles of Incorporation or in the By-Laws shall be deemed to protect or provide indemnification to any director or officer of the Corporation against any liability to the Corporation or to its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (“disabling conduct”), and the Corporation shall not indemnify any of its officers or directors against any liability to the Corporation or to its security holders unless a determination shall have been made in the manner provided hereafter that such liability has not arisen from such officer’s or director’s disabling conduct. A determination that an officer or director is entitled to indemnification shall have been properly made if it is based upon (1) a final decision on the merits by a court or other body before whom the proceeding was brought that the indemnitee was not liable by reason of disabling conduct or, (2) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the indemnitee was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of directors who are neither “interested persons” of the Corporation as defined in the Investment Company Act of 1940 nor parties to the proceeding, or (b) an independent legal counsel in a written opinion.

The directors and officers of the Registrant are covered by the Mutual Fund Professional Liability policy in the aggregate amount of $70,000,000 against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen Funds, except for matters that involve willful acts, bad faith, gross negligence and willful disregard of duty (i.e., where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of the Registrant or where he or she had reasonable cause to believe this conduct was unlawful). The policy has a $2,500,000 deductible for operational failures (after the deductible is satisfied, the insurer would cover 80% of any operational failure claims and the Fund would be liable for 20% of any such claims) and $1,000,000 deductible for all other claims, with $0 deductible for individual insureds.

Section 8 of the Form of Underwriting Agreement field as Exhibit h.1 to this Registration Statement provides for each of the parties thereto, including the Registrant and the Agent, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31: Business and Other Connections of Investment Adviser and Sub-Adviser.

A description of any other business, profession, vocation or employment of a substantial nature in which the directors and officers of NFA who serve as officers or Directors of the Registrant have engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee appears under “Management” in the Statement of Additional Information. Such information for the remaining senior officers of NFA appears below:

Name and Position with NFA	Other Business, Profession, Vocation or Employment During Past Two Years
Thomas J. Schreier, Jr., Co-President

Vice Chairman of Nuveen Investments, Inc.; Chairman of Nuveen Asset Management, LLC; Co-CEO of Nuveen Securities, LLC; formerly, Chief Executive Officer and Chief Investment Officer of FAF Advisors; formerly, President of First American Funds.

Sherri A. Hlavacek, Managing Director and Corporate Controller

Managing Director and Corporate Controller of Nuveen Investments, Inc., Nuveen Securities, LLC, Nuveen Investments Advisers Inc., Nuveen Investments Holdings, Inc. and of Nuveen Asset Management, LLC (since 2011); Vice President and Controller of Nuveen Investment Solutions, Inc., NWQ Investment Management Company, LLC, NWQ Holdings, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Symphony Asset Management LLC and Nuveen HydePark Group, LLC; Certified Public Accountant.

Mary E. Keefe, Managing Director and Chief Compliance Officer

Managing Director (since 2004) and Director of Compliance of Nuveen Investments, Inc.; Managing Director and Chief Compliance Officer of Nuveen Securities, LLC, Nuveen Asset Management, LLC, Nuveen Investments Advisers Inc., Symphony Asset Management LLC, Santa Barbara Asset Management, LLC, Nuveen Investment Solutions, Inc. and Nuveen HydePark Group, LLC; Vice President and Assistant Secretary of Winslow Capital Management, Inc. and NWQ Holdings, LLC.
John L. MacCarthy, Director, Executive Vice President and Secretary

Executive Vice President (since 2008), Secretary and General Counsel (since 2006) of Nuveen Investments, Inc. and Nuveen Investments Holdings, Inc.; Executive Vice President (since 2008) and Secretary (since 2006) of Nuveen Investments Advisers Inc., NWQ Holdings, LLC, NWQ Investment Management Company, LLC, Tradewinds Global Investors, LLC, Symphony Asset Management LLC, Santa Barbara Asset Management, LLC, Nuveen Hyde Park Group, LLC and Nuveen Investment Solutions, Inc.; Executive Vice President and Secretary (since 2011) of Nuveen Asset Management, LLC; Director, Vice President and Secretary of Winslow Capital Management, Inc.

Glenn R. Richter, Director	Executive Vice President, Chief Administrative Officer of Nuveen Investments, Inc. (since 2006); Co-CEO and COO of Nuveen Securities, LLC; Executive Vice President of Nuveen Investments Holdings, Inc.; Chief Administrative Officer of NWQ Holdings, LLC.

Nuveen Asset Management, LLC (“Nuveen Asset Management”) acts as sub-investment adviser to the Registrant and also serves as sub-investment adviser to other open-end and closed-end funds and investment adviser to separately managed accounts. The following is a list of the senior officers of Nuveen Asset Management. The principal business address of each person is 333 West Wacker Drive, Chicago, Illinois 60606.

Name and Position with Nuveen Asset Management	Other Business, Profession, Vocation or Employment During Past Two Years
Thomas J. Schreier, Jr., Chairman

Vice Chairman of Nuveen Investments, Inc., and Co-President of Nuveen Fund Advisors, Inc., Co-CEO of Nuveen Securities, LLC, formerly, Chief Executive Officer and Chief Investment Officer of FAF Advisors, formerly, President, First American Funds.
William T. Huffman, President

Chief Operating Officer, Municipal Fixed Income (since 2008) of Nuveen Fund Advisors, Inc.; previously, Chairman, President and Chief Executive Officer (2002-2007) of Northern Trust Global Advisors, Inc. and Chief Executive Officer (2007) of Northern Trust Global Investments Limited; CPA.
John L. MacCarthy, Executive Vice President and Secretary

Director, Executive Vice President and Secretary of Nuveen Fund Advisors, Inc.; Executive Vice President (since 2008), Secretary and General Counsel (since 2006) of Nuveen Investments, Inc. and Nuveen Investments Holdings, Inc.; Executive Vice President (since 2008) and Secretary (since 2006) of Nuveen Investments Advisers Inc., NWQ Holdings, LLC, NWQ Investment Management Company, LLC, Tradewinds Global Investors, LLC, Symphony Asset Management LLC, Santa Barbara Asset Management, LLC, Nuveen HydePark Group, LLC and Nuveen Investment Solutions, Inc.; Director, Vice President and Secretary of Winslow Capital Management, Inc.
Charles R. Manzoni, Jr., Executive Vice President and General Counsel	Managing Director and General Counsel of Nuveen Securities, LLC; formerly, Chief Risk Officer, and Secretary and General Counsel, director on Board of Directors, FAF Advisors.
Sherri A. Hlavacek, Managing Director and Corporate Controller

Managing Director and Corporate Controller of Nuveen Investments, Inc., Nuveen Securities, LLC, Nuveen Investments Advisers Inc., Nuveen Investments Holdings, Inc. and (since 2011) Nuveen Fund Advisors, Inc.; Vice President and Controller of Nuveen Investment Solutions, Inc., NWQ Investment Management Company, LLC, NWQ Holdings, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Symphony Asset Management LLC and Nuveen HydePark Group, LLC; Certified Public Accountant.
Mary E. Keefe, Managing Director and Chief Compliance Officer

Managing Director and Chief Compliance Officer (since 2011) of Nuveen Fund Advisors, Inc.; Managing Director (since 2004) and Director of Compliance of Nuveen Investments, Inc.; Managing Director and Chief Compliance Officer of Nuveen Securities, LLC, Nuveen Investments Advisers Inc., Symphony Asset Management LLC, Santa Barbara Asset Management, LLC, Nuveen Investment Solutions, Inc. and Nuveen HydePark Group, LLC; Vice President and Assistant Secretary of Winslow Capital Management, Inc. and NWQ Holdings, LLC.

Item 32: Location of Accounts and Records.

NFA, 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Articles of Incorporation, By-Laws, minutes of the board of directors and shareholders meetings and contracts of the Registrant and all advisory material of the investment adviser.

State Street Bank and Trust Company, 250 Royall Street, Canton, Massachusetts, 02021, maintains all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by NFA.

Item 33: Management Services.

Not applicable.

Item 34: Undertakings.

1.	Registrant undertakes to suspend the offering of its shares until it amends its prospectus if: (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of this registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	The Registrant undertakes that:

a. For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

b. For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 29th day of July, 2011.

NUVEEN MUNICIPAL VALUE FUND, INC.

/S/ KEVIN J. MCCARTHY
Kevin J. McCarthy, Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title			Date
/S/ STEPHEN D. FOY STEPHEN D. FOY	Vice President and Controller (principal financial and accounting officer)			July 29, 2011

/S/ GIFFORD R. ZIMMERMAN GIFFORD R. ZIMMERMAN	Chief Administrative Officer (principal executive officer)

ROBERT P. BREMNER*	Chairman of the Board and Director	ý ï ï ï ï ï ï ï ï ï ï ï þ ï ï ï ï ï ï ï ï ï ï ï ï ï ï ý	By*:	/S/ Kevin J. McCarthy KEVIN J. MCCARTHY, Attorney-in-Fact July 29, 2011
JOHN P. AMBOIAN*	Director
JACK B. EVANS*	Director
WILLIAM C. HUNTER*	Director
DAVID J. KUNDERT*	Director
WILLIAM J. SCHNEIDER*	Director
JUDITH M. STOCKDALE*	Director
CAROLE E. STONE*	Director
VIRGINIA L. STRINGER*	Director

TERENCE J. TOTH*	Director

*	The original powers of attorney authorizing Kevin J. McCarthy and Gifford R. Zimmerman, among others, to execute this Registration Statement, and Amendments thereto, for the directors of the Registrant on whose behalf this Registration Statement is filed, have been executed and filed on February 28, 2011 as Exhibit s. to Registrant’s Registration Statement on Form N-2 (File No. 333-166771) and incorporated by reference herein.

EXHIBIT INDEX

Name	Exhibit

Consent of Morgan, Lewis & Bockius, LLP	l.

Consent of Ernst & Young LLP	n.